Rule 12g3-2(b) File No. 82-4970

Austrian Airlines Group Annual Report 2008

We are Austrian

ARIS
12-31-08



Key Figures

Business Performance (IFRS)		2008	2007	+/- %	2006	2005	2004 restated[1]	2004
Flight revenue	EURm	2,361.0	2,368.6	-0.3	2,458.8	2,260.5	2,087.0	2,087.0
Operating revenue[2]	EURm	2,530.6	2,550.9	-0.8	2,662.8	2,485.8	2,357.9	2,363.5
Operating result = EBIT[3]	EURm	-312.1	42.1	-	-72.3	-84.6	88.9	93.9
Operating cash flow	EURm	171.1	276.7	-38.2	360.2	259.8	210.4	184.2
ROTGA[4]	%	4.1	6.6	-2.5P.	5.4	5.2	5.9	5.9
Cash Value Added (CVA)[5]	EURm	-232.2	-77.8	-	-114.9	-165.0	-207.0	-207.0
Change in CVA	EURm	-154.4	37.1	-	50.1	42.0	-12.2	-12.2
Shareholders' equity 31.12.	EURm	255.8	786.5	-67.5	784.8	565.6	686.4	630.9
Net Gearing[6]	%	365.0	125.0	-	129.4	296.1	254.8	277.2
Investments and downpayments	EURm	122.2	210.6	-42.0	194.7	293.4	267.9	205.7
Personnel (average)		7,914	8,031	-1.5	8,582	8,468	7,662	7,662

Capital market figures		2008	2007	+/- %	2006	2005	2004 restated[1]	2004
"Reuters code"		AUAV.VI						
Earnings per share	EUR	-5.19	0.03	-	-3.55	-4.05	1.34	1.24
Diluted earings per share[7]	EUR	-5.19	0.03	-	-3.55	-4.05	1.27	1.18
Dividend[8]	EUR	-	-	-	-	-	-	-
Market capitalisation 31.12.[7]	EURm	340.4	522.0	-34.8	616.4	212.2	312.0	312.0

Traffic statistics (scheduled and charter traffic)		2008	2007	+/- %	2006	2005	2004 restated[1]	2004
Passengers carried[9]	(000)	10,716.2	10,832.3	-1.1	10,834.7	10,119.8	9,404.9	9,404.9
of which on scheduled flights	(000)	9,449.8	9,480.5	-0.3	9,095.8	8,316.1	7,823.8	7,823.8
Passenger load factor[10] (scheduled services)	%	74.4	75.1	-0.7P.	74.1	73.8	72.1	72.1
ATK per employee[11]	(000)	408.9	429.4	-4.8	492.9	490.3	513.2	513.2
Aircraft		99	98	1.0	105	106	97	97

1) Restated; please see Note 3 for details of the adjustment in the Annual Report 2005 (retrospective application of the component approach).
2) Operating revenue: total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operative revenues.
3) 2004 to 2007: the expected income from plan assets as well as the interest costs related to the allocations to provisions for pension obligations, severance payments and anniversary bonuses were reclassified from personnel expenses to financial expenses.
4) Return on Total Gross Assets (ROTGA): EBITDAR in relation to Total Gross Assets (= assets at acquisition cost minus non-interest-bearing debt).
5) Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (= assets at acquisition cost minus non-interest-bearing debt).
6) Net Gearing: long-term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity.
7) Since 2002: adjusted by 1.7m bought-back shares, and taking into account the number of newly-issued shares as a result of the capital increase in 2006, and adjusted by 462,000 shares bought back as of 2007 and 877,702 shares bought back in 2008.
8) Dividend 2008: due to the negative net result of the parent company, payment of a dividend is not allowed.
9) Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers.
10) Passenger load factor: available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK).
11) Available ton kilometres per employee: weight capacity available on scheduled services in tons times distances travelled per airline employee (yearly average).

Austrian

13 March 2009

Ad-hoc Release

EXTREME FUEL PRICES, FINANCIAL CRISIS AND SLUMP IN DEMAND DUE TO GLOBAL DOWNTURN PUT STRAIN ON ANNUAL RESULT 2008

Annual Result of the Austrian Airlines Group for Financial Year 2008

Summarising the position of the company over the past twelve months, **Dr. Peter Malanik, member of the Austrian Executive Board** today made the following statement: "2008 was an extraordinarily difficult year for the Austrian Airlines Group. While our prospects gave us good reason to be optimistic in the early months of the year, the situation worsened rapidly due to the extremly high price of fuel, which was quickly followed by a dramatic fall in the volume of bookings due to the world financial and economic crisis. With the signature of the contracts governing the sale to Deutsche Lufthansa AG of ÖIAG's 41.56% share in Austrian Airlines AG on 5 December 2008, an important step was taken towards ensuring the long-term future of the Austrian Airlines Group. The transaction remains subject to approval in accordance with the Competition and Funding Guidelines of the European Commission."

Dr. Andreas Bierwirth, member of the Austrian Executive Board said the following about the Annual Result 2008: "The business trend of the Austrian Airlines Group was decisively shaped in 2008 by the markedly negative economic environment around the world. Cripplingly high fuel prices and rapidly falling demand for flights due to the economic slump had an unmistakable impact on our result from the fourth quarter onwards. Despite this challenging economic environment, we have stuck consistently to our Focus East strategy, continuing to expand our key markets in Central and Eastern Europe and the Middle East, introducing the innovative Premium Service into the Middle East, and implementing numerous improvements in our quality and service. In this way, we have succeeded in holding passenger volume relatively stable at 10.7 million passengers carried despite the challenging economic environment, ensuring that flight revenue, at EUR 2,361.0 million, was only slightly down on the previous year. Despite this, a number of factors – most notably the 31.5% jump in fuel expenditure –produced a fall in our EBIT from operating activities, to EUR -312.1 million. The EBIT adjusted for one-off effects stood at EUR -35.2 million, again below last year's figure. One-off effects not having an effect on payment, the majority of which were based on depreciation of aircraft, produced a significant burden totalling EUR 334.4 million. Consequently, the Group recorded an annual result after taxes of EUR – 429.5 million."

The two men went on to remark: "Even before the magnitude of the present crisis became clear, we realised that countermeasures of an operational nature would not be sufficient. This is why we put together the most fundamental change in strategy the company has seen in recent decades, and recommended to our majority shareholder ÖIAG that a privatisation process be instigated, and that the company be sold to a strategic partner."

An Overview of the Annual Result 2008

Key Indicators		2008	2007 adjusted	+/- abs.	+/- %
Operating revenue	EURm	2,530.6	2,550.9	-20.3	-0.8
Operating expenses	EURm	-2,842.7	-2,508.8	-333.9	-13.3
EBITDAR	EURm	256.9	389.7	-132.8	-34.1
EBITDAR adjusted[1]	EURm	295.4	403.2	-107.8	-26.7
Operating result[2] (EBIT)	EURm	-312.1	42.1	-354.2	-
Operating result[2] (EBIT) adjusted[3]	EURm	-35.2	55.7	-90.9	-
Financial result	EURm	-32.5	-53.2	20.7	38.9
Result before tax	EURm	-334.4	2.8	-337.2	-
Result before tax adjusted[3]	EURm	-77.7	11.0	-88.7	-
Net result	EURm	-429.5	3.3	-432.8	-
Net result for the year adjusted [4]	EURm	-76.8	11.5	-88.3	-
Net cash from operating activities	EURm	171.1	276.7	-105.6	-38.2
Net gearing	%	365.0	125.0		
Equity ratio	%	11.7	27.7		
Passengers carried total (millions)	Passengers	10.7	10.8		-1.1
Passenger load factor (scheduled services)	%	74.4	75.1		-0.7 P
Cargo	Tons	142,624	149,535		-4.6

1) Adjusted by the gains/losses resulting from the disposal of assets, other costs arising from the transfer of aircraft and foreign currency adjustments at the balance sheet date.
2) Before inclusion of associated companies.
3) Adjusted by the gains/losses resulting from the disposal of assets, other costs arising from the transfer of aircraft and foreign currency adjustments at the balance sheet date, as well as impairment gains or losses in connection with the valuation of aircraft.
4) Adjusted by the gains/losses resulting from the disposal of assets, other costs arising from the transfer of aircraft and foreign currency adjustments at the balance sheet date, as well as impairment gains or losses in connection with the valuation of aircraft and depreciation of deferred taxes.

Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

For further information:

Investor Relations: Thomas KRAMMER, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-09-12e (adhoc Jahresergebnis 2008).doc

Contacts

Investor Relations
Tel.: +43 (0)5 1766 – 13311
Fax: +43 (0)5 1766 – 13899
E-Mail: investor.relations@austrian.com
Internet: www.austrian.com
Online version of the Austrian Airlines Group Annual Report 2008:
www.austrian.com/report2008

Corporate Communications
Tel.: +43 (0)5 1766 – 11230
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1300 Vienna-Airport, Office Park 2
Tel.: +43 (0)5 1766 – 0
Fax: +43 (0)5 1766 – 5000
Internet: www.austrian.com

Reservations and Information
Tel.: +43 (0)5 1766 – 1000
Internet: www.austrian.com

If you would like further information about the Miles & More frequent flyer programme, please contact the Miles & More Service Team in Austria: Tel: +43 (0)5 1766 – 1011, Fax: +43 (0)5 1766 – 51011 or Internet: www.miles-and-more.at

Copy deadline: 12 March 2009

Imprint

Publisher: Austrian Airlines, Office Park 2, 1300 Vienna-Airport, Austria | Editorial advice: be.public | Graphic design: Austrian Airlines Brand Management | Translation: Clifford Stevens, Mag. Stevens KEG | Typesetting, lithography: Druckservice Czermak | Print: Stiepan | Photos: Austrian Airlines | DVR: 0091740 | Disclosure according to Para. 14, Commercial Code: AG, Vienna FN 111000k

Member of IATA.

Passengers carried
(000)



10,716.2
10,832.3
10,834.7
2008
2007
2006

Operating Revenue
EURm



2,530.6
2,550.9
2,662.8
2008
2007
2006

Operating Result = EBIT
EURm



2008
42.1
2006
2007
-72.3
-312.1

Net Gearing
%



365.0
125.0
129.4
2008
2007
2006

Earnings per share
EUR



2008
0.03
2006
2007
-3.55
-5.19

Contents

Online version of this report:
www.austrian.com/report2008



Highlights 2008

- Passenger numbers and Group revenue despite extremely difficult business environment almost stable
- Further expansion of "Focus East" core markets (CEE and Middle East)
- Successful launch of Premium Service in the Middle East
- Quality and service drive leads to further improvements
- Numerous honours and awards
- Company not robust enough despite major restructuring steps implemented in 2007
- Extreme volatility of external factors
- Clearly negative result due to high fuel prices and increasing pressure on demand in connection with the economic crisis
- Decision made by owners in respect to further privatisation
- Groundwork laid for partnership with Lufthansa

25.1 bn ASK

10.7 m passengers

2.5 bn revenue


We are Austrian

"Focus East" – specialist for CEE and the Middle East

- Successful first mover in the enlarged CEE core market
- Market leader with 61 destinations in the region
- Focus on expanding niche markets
- The Middle East as another important target area
- East-West and West-East transfer traffic
- The Vienna hub as a favourable location

114 destinations

56 countries

99 aircraft


Chicago
Toronto
New York
Washington
Helsinki
Oslo
Stockholm
Tallinn
St. Petersburg
Gothenburg
Riga
Moscow
Nizhniy Novgorod
Ekaterinburg
Copenhagen
Vilnius
Minsk
Hamburg
Hanover
Berlin
Warsaw
London
Amsterdam
Brussels
Dusseldorf
Cologne
Leipzig-Halle
Dresden
Kiev
Beijing
Mumbai
Delhi
Tokyo
Bangkok
Kharkov
Nuremberg
Prague
Krakow
Lviv
Ostrava
Paris
Luxembourg
Stuttgart
Munich
Linz
Vienna
Kosice
Salzburg
Budapest
Baia Mare
Chisinau
Dnepropetrovsk
Donetsk
Altenrhein
Innsbruck
Graz
Klagenfurt
Cluj
Iasi
Odessa
Rostov
Basel
Zurich
Verona
Ljubljana
Timisoara
Sibiu
Geneva
Lyon
Milan
Venice
Zagreb
Belgrade
Bucharest
Krasnodar
Astana
Split
Sarajevo
Nice
Bologna
Sochi
Dubrovnik
Ohrid
Sofia
Varna
Florence
Podgorica
Pristina
Bourgas
Rome
Skopje
Istanbul
Barcelona
Tirana
Tbilisi
Madrid
Naples
Yerevan
Baku
Thessaloniki
Ankara
Athens
Erbil
Aleppo
Tehran
Larnaca
Damascus
Tripoli
Tel Aviv
Cairo
Jeddah
Riyadh
Dubai
Summer timetable 2008 incl. Codeshare Partner.
Austrian Airlines Destinations
Codeshare Destinations

Corporate Profile

Our vision: SuCEEed



ustria

Thanks to our proactive market strategy we are the leading carrier in Central and Eastern Europe and the Middle East. As a key contributor to Austria's attractiveness as a business location we secure our position with dedicated, highly motivated staff who bring a smile to the faces of our guests by delivering a superlative product.

We fly for your smile

Our mission: We care



"We care" is the credo that guides our actions.
In concrete terms, it stands for:

Charming naturalness
Austrian agility
Refreshing harmony
Enthusing little extras

For us, "We care" means attending to the needs of our guests willingly and with pleasure. We use our natural charm to provide our guests with a refreshing, harmonious travel experience. We surprise and enthuse our guests with that little bit extra attentiveness and warmth every time they travel with us. So every Austrian flight is like taking a mini-break in Austria.

Highest product and service quality

- Austrian touch
- Top performance for punctuality, reliability and baggage
- Numerous international awards
- Innovative Premium Service for the high-yield segment
- Ongoing improvements within the context of a quality and service offensive



Local
40%
Transfer
60%

High transfer share of the Austrian Airlines Group

(% of total passengers)

8,000 x Austrian = 8,000 smiles




ustrian

We are Austrian.

A candid talk with the members of the Board of Management[1] of the Austrian Airlines Group: Peter Malanik and Andreas Bierwirth.

Lufthansa is expected to acquire the Austrian Airlines Group in 2009. Do you also consider Lufthansa to be the logical partner?

Peter Malanik: Absolutely. There are quite a few reasons in favour of this solution. We have been working together very successfully with Lufthansa for many years within the framework of the Star Alliance, as well as within the context of a bilateral joint venture for Austrian-German flight traffic. Our flight networks complement each other optimally in the important foreign markets of Switzerland and Brussels, and our Technical Services has also been cooperating closely with their Lufthansa counterparts. The joint frequent flyer programme "Miles & More" offers a high degree of continuity, and the airline group strategy pursued by Lufthansa is a good fit. We assume that we will greatly benefit from the market position and sales strength of our new partner, and also expect to be able to exploit extensive synergies. Apart from all this, Lufthansa has assured us that we will be granted extensive autonomy within the Lufthansa Group, and thus fulfil the heart's desire of many Austrians. In the future, we will be able to say "We are Austrian" just as we have done in the past.

It sounds as if it was taken for granted from the very beginning that Lufthansa would be selected as the partner of the Austrian Airlines Group...

Andreas Bierwirth: Not at all. The sale was carried out in a very professional, completely transparent and EU-compliant tender process. After all, there were 12 potentially interested parties in the beginning, and three bidders were competing up almost until the very end.

What specific consequences will the integration in the Lufthansa Group have for Austrian Airlines?

Andreas Bierwirth: The crisis in the airline industry will come to a head even more intensively in 2009. We will be able to more effectively safeguard our flight network on the basis of our integration in the Lufthansa Group. The brand will be retained, and the tail fins of the aircraft will still display the red-white-red colours. Vienna will remain the hub of our flight operations, so that Austria will continue to feature very good international flight connections.

Peter Malanik: No major downsizing of the fleet is planned. On an organisational level, Austrian Airlines will operate as an autonomous profit centre in the Lufthansa Group.

If everything remains unchanged, how is the situation going to improve as the company hopes or plans?

Andreas Bierwirth: Nothing really remains the same in our fast moving airline industry. However, we were spared the necessity of dramatically having to downsize the company. On the one hand, improvements will arise as the result of the above-mentioned synergies, which will amount to about EUR 80m annually according to the estimates. On the other hand, the integration in the Lufthansa Group will provide us with access to new passenger flows, and enable us to more effectively position ourselves in the global marketing of our product. This will make the Austrian brand even more well-known internationally and naturally strengthen our business model. In the light of the gloomy economic forecasts for 2009, the consolidation with Lufthansa will give us a measure of stability, which many other similarly sized airlines will painfully lack. As a result, we will be able to fully concentrate on our business.

[1] CEO Alfred Ötsch, has resigned his mandate as of 31 January 2009. His duties on the Board of Management were taken over by the COO Peter Malanik and CCO Andreas Bierwirth. In its extraordinary meeting held on 9 February 2009, the Supervisory Board has appointed Peter Malanik and Andreas Bierwirth as members of the Board of Management with equal rights.

How will the integration in the Lufthansa Group impact Vienna Airport and the other system partners of Austrian Airlines?

Peter Malanik: First the good news. The position of Vienna Airport as a flight hub has been secured. It will not be necessary to carry out a dramatic redimensioning, which would have been absolutely essential in the case of a stand-alone solution. All in all, more than 65,000 employees whose work is linked to the Austrian Airlines Group, Vienna Airport and all our suppliers will benefit. Not only will Austrian Airlines profit from the integration in the multi-hub system of Lufthansa, but Vienna Airport will also be able to attract important new groups of travellers. Provided that Vienna Airport offers competitive performance, terms and conditions, it will have the opportunity to further expand and consolidate its position as an international flight hub.

Will the strategy of the Austrian Airlines Group change as a result of the integration in the Lufthansa Group?

Andreas Bierwirth: There are no plans for a fundamental strategic re-orientation. Our core strategy , the "Focus East", has proven to be quite successful. Moreover, the geographical location of the Vienna hub in itself together with Austria's close business ties to the CEE region ensures the success of our network strategy. As first mover, we are the leading specialist in CEE featuring the most destinations and the highest frequencies in the region. The second pillar of our Focus East strategy, namely the Middle East region, has developed very favourably, particularly in the premium segment. In the future we will still rely on both pillars of our business strategy, complemented by our existing long-haul flight connections as serving as feeder flights. We will also continue striving to maintain our quality leadership within the context of our product and brand strategy. The basis will remain the well-known Austrian Airlines brand, which stands for quality and Austrian hospitality.



Andreas Bierwirth (CCO), Peter Malanik (COO)

How will the Lufthansa takeover of the Austrian Airlines Group proceed?

Peter Malanik: We still require the approval of the EU for the restructuring aid of EUR 500m being paid by the Republic of Austria, as well as the anti-trust approval from Brussels. In addition, Lufthansa has defined a threshold of 75% of the shares in the Austrian Airlines Group for its planned takeover offer. From today's perspective, we hope that all the pre-requisites for the transaction will be fulfilled by the middle of 2009.

Why did the company fall deeper into the red in 2008?

Andreas Bierwirth: This is because the negative business environment has negatively affected us in two different ways. First, the high fuel costs and the weakening demand led to a negative operating result. In addition, in accordance with IFRS accounting rules, we had to take account of the deteriorating conditions by implementing a series of non-cash impairment losses. Most of them were related to our fleet. By the way, these burdens apply to the entire airline industry and negatively impact the balance sheets of almost all airlines.

Why is the Austrian Airlines Group not capable of standing alone and continuing to operate within the framework of the existing structure?

Peter Malanik: The changed market conditions posed a challenge to a sustainably positive business plan which normally serves as the basis for a successful stand-alone. A study prepared in cooperation with Boston Consulting Group identified further potential to improve earnings, but this was not sufficient. At the same time, the study documented the synergies which could be realised from a potential partnership with large airline partners. For this reason, the Board of Management made a recommendation to the Supervisory Board and the owner calling for a partnership to be concluded, which ultimately led to the privatization mandate.

What is the Austrian Airlines Group doing to effectively cope with the current crisis?

Andreas Bierwirth: Naturally we have initiated countermeasures, for example reducing our flight capacities to the USA by more than 20%. Flights to Chicago and London City were completely terminated, and Mumbai will no longer be a destination as of February 2009. In addition to product cutbacks carried out in the past, a further 5% reduction was approved, so that capacity will be 10% lower on balance in 2009 compared to previous year. The entire route network of the Austrian Airlines Group is continually being monitored in the light of the economic crisis. It is important that all capacity reductions do not inhibit our growth flexibility. In addition, efficient fuel management and the exchange of our smallest 50-seat aircraft for 70-seat versions, involving Canadair Regional Jet and Dash 8-300 aircraft, will also achieve positive results.

Peter Malanik: All in all, we have developed a series of measures which will lead to cost savings of about EUR 50m annually in the medium-term. In order to ensure sufficient liquidity in the current economic crisis and compensate for the expected decline in earnings, time-limited measures were initiated. Together with production adjustments, the total package is valued at about EUR 225m.

Another question involving the business operations of the Austrian Airlines Group: isn't it a fact that new products and routes were launched in the 2008 financial year despite all the difficulties faced by the company?

Andreas Bierwirth: In terms of our flight network, we added a series of new destinations in 2008, namely Sochi, Baia Mare, Nizhniy Novgorod, Jeddah and Riyadh, thus further expanding our "Focus East" strategy. The highlights of the year were the opening of our new business lounge in Moscow and the start-up of a customer service centre for Russia and the Ukraine in L'viv.

In respect to our product, we launched the new Premium Service for flights to the Middle East in the summer of 2008, as originally planned. Accordingly, we now offer a high quality product on medium-haul flights which is usually available exclusively on long-haul flights. The Premium Service corresponds almost exactly to First Class, featuring sleeper seats, gourmet food, exclusive service and a particularly extensive entertainment programme. By the way, Austrian Airlines is the first European carrier to offer such high quality service on flights to this region. Otherwise we also introduced a series of new features and service improvements enabling us to differentiate ourselves from our competition.

What measures were specifically taken in 2008?

Peter Malanik: For example, we further expanded our mobile services. Our guests can now book all their flights using their mobile phones, and access arrival and departure information as well as flight schedules and check-in online. In order to make travelling an even more pleasant experience, passengers can simply and comfortably have their boarding passes sent to their mobile phones at the push of a button. The Check-in process was made more comfortable and speeded up by means of self-service devices. Together with baggage drop-off counters, the innovations enable passengers on Austrian Airlines Group flights to check in as quickly as possible and only have to endure the shortest possible waiting times.

Does this mean that Austrian Airlines will continue to consistently position itself as a quality airline?

Andreas Bierwirth: That is correct. Our success is demonstrated by a series of awards which we won again in the past year. In 2008, the Austrian Airlines Group won 17 awards, which is quite an impressive achievement, including such internationally coveted distinctions as the World Airline Award, the so-called "Oscars" of our industry, or a first place ranking as the best airline in Europe according to a survey carried out by "Capital" magazine.

Peter Malanik: When it comes to punctuality and reliability, which are also important quality features of our product, we will once again rank among the very best of all AEA carriers in 2008. We expect to be among the top five in the AEA punctuality report, and one of the top three of all network carriers. In terms of reliability, we have a reliability rate of over 99.2%, making us one of the leading airlines in Europe. We will be rated second among the hub carriers in the AEA ranking for delayed baggage. We are also among the leaders in the overall rankings with a misconnex rate of only 1.7% and an excellent minimum connecting time of only 25 minutes at our Vienna hub.

The employees of the Austrian Airlines Group are a crucial success factor. What perspectives do they have against the backdrop of the upcoming integration in the Lufthansa Group?

Peter Malanik: For us, employees do not represent costs but assets. Our company has always propounded this philosophy, and attached considerable importance to training and motivation. In the past year, an important highlight in this regard was the opening of the Vienna Aviation Campus, which bundles all the training facilities of the Group at the Vienna hub.

The result of all our efforts is an extremely qualified and motivated work force, which achieves a top performance time and again. In November 2008, we were the only European airline which succeeded in maintaining flight service to Thailand despite all the unrest. This year's annual report purposely emphasises the achievements and strengths of our employees.

What is your outlook for 2009?

Andreas Bierwirth: Accurate forecasts are very difficult to make at the present time. The current economic environment does not enable us to make any specific predictions, and unfavourable developments could potentially predominate over the positive effects resulting from the planned internal optimisation measures and the takeover by Lufthansa. 2009 will certainly not be an easy year. However, I am confident that the decision in favour of Lufthansa has laid the groundwork for the successful existence of the Austrian Airlines Group in the medium and long-term.

Market Environment & Strategy

Despite an extremely difficult market environment, the Austrian Airlines Group is continuing to pursue its core "Focus East" strategy. The successful positioning as a niche player in Central and Eastern Europe as well as in the Middle East from the Vienna hub will remain the core component of the Group's strategy, even after the planned takeover by Lufthansa. The implementation of this strategy will continue to be based on the Group's well-known high quality service, its special Austrian touch and the focus on high-yield customer segments.

Markedly difficult business environment

Strong pressure on the airline sector

The airline industry was faced with extremely difficult market conditions in the 2008 financial year. The high level of economic uncertainly, the intensified financial and banking crisis and the economic downturn which increasingly dampened flight demand posted enormous challenges to the airline sector.

Another major burden was the astronomically high fuel prices over the greater part of the year, reaching an all-time high of over USD 140 per barrel in July 2008.

Fuel prices (Jet fuel Rotterdam) significantly above the previous year's level



USD/tons
1,600
1,400
1,200
1,000
800
600
400
200
2008
2007
1.1.
1.4.
1.7.
1.10.
31.12.

This led to a significant decline in earnings for many airlines. Towards the end of the year, the International Air Transport Association IATA anticipated net losses of up to USD 5.0 bn for the entire airline industry in 2008. Earlier, the repeated downward revision of IATA earnings forecasts during the course of the year dramatically reflected the continually deteriorating business environment.

Numerous carriers post losses

Numerous carriers, including prominent companies such as Lufthansa, Finnair, AirFrance/KLM and British Airways, announced service and capacity adjustments and earnings warnings also in the light of a sharp decline in flight demand.

IATA repeatedly lowered its earnings forecasts for 2008

IATA profit/loss forecast for the airline industry 2008 (USD bn)


7.0
4.5
-2.3
-6.1
-5.2
-5.0
FC (2007)
FC I (Mar 2008)
FC II (Jun 2008)
FC III (Jun 2008)
FC IV (Sep 2008)
FC V (Dec 2008)

	FC (2007)	FC I (Mar 2008)	FC II (Jun 2008)	FC III (Jun 2008)	FC IV (Sep 2008)	FC V (Dec 2008)
Fuel costs (USD/barrel)	72.4	86.0	106.5	135.0	113.0	100.0

Ongoing market consolidation These negative external factors led to the onset of a streamlining and restructuring process in the airline industry and a continuation of the process of market consolidation in 2008.

Strategy remains fundamentally unchanged


Attractive domestic market with a strong catchment area
Attractive Vienna hub
Leadership in CEE
Expansion in the Middle East
High-yield focus product & service leadership
Cost leadership based on Austrian Arrows
Success factors and strategy

"Focus East" strategy continues Even in this challenging business environment, the Austrian Airlines Group is continuing its tried and tested strategy, which has enabled the company to successively position itself in recent years as a specialised network carrier for Central and Eastern Europe and the Middle East. In this regard, the Group relies on its attractive domestic market, a targeted secondary market strategy and East-West and West-East transfer traffic.

Attractive domestic market and strong catchment area

Large catchment area with high growth potential As the flight hub and business interface of the Austrian Airlines Group, Vienna is the preferred starting point for flights on the part of approximately 14m people. The expansion potential of this attractive catchment area is related to the region's further economic growth and the ongoing opening of Central and Eastern European markets.

Ideal business location for the CEE region Austria and in particular its capital of Vienna is an ideal business location for coordinating the operations of domestic and international companies in Central and Eastern Europe. All of Austria and Vienna with its long tradition as a congress and conference centre are attractive and popular tourist destinations, and typically succeed in luring large numbers of guests from Asia as well as from the Middle East. The high quality of Vienna's tourism sector ensures lower price sensitivity the whole year round than in other large cities.

Highly efficient Vienna hub

The short flight connection times at Vienna Airport amounting to an average transfer time of 25 minutes, an outstanding performance in international comparison, supports the "short-haul to short-haul" transfer business model implemented by the Austrian Airlines Group. The basis for this strategy is an efficient infrastructure at the airport, which also serves as the basis for top punctuality rates.

The Vienna hub provides another distinct competitive advantage vis-à-vis other European airports, namely the shorter flight time to the Middle East. The airport is further expanding its facilities and capacities on the basis of the planned completion of the new Sky Link terminal in the fourth quarter of 2009 and construction of a third runway.

"Focus East" as a targeted strategy in growth markets


North
North-North-West
North-North-East
North-West
West-North-West
East-North-East
West
Vienna
East
West-South-West
East-South-East
South-West
South-South-West
South

Passenger growth CEE & Middle East


ø +12.0% p.a.

	2004	2005	2006	2007	2008
Passengers (m)	2.1	2.5	2.7	3.1	3.3

The two main pillars of the "Focus East" strategy of the Austrian Airlines Group are:

1. Market leadership in Central and Eastern Europe

Based on its unrivalled network of destinations, the Austrian Airlines Group is the undisputed market leader in Central and Eastern Europe, a region characterised by above-average passenger growth and dynamic economic expansion.

Most extensive flight offering to CEE


600
500
400
300
200
100
No of weekly frequencies¹
Own
Partner
No of destinations¹
Own
Partner
100
90
80
70
60
50
40
30
20
10
590
172
418
48
5
503
116
387
26
3
337
57
280
27
160
48
112
10
2
Austrian/Vienna
Lufhansa/Munich
Czech Airlines/Prague
Swiss/Zurich

[1] Based on Summer timetables 2008.

Growth rates[1] of Passengers in CEE vs. Rest of Europe[2]

	2008	2009	2010	2011	2012	ø 2008 - 2012
CEE	9.2%	8.5%	8.0%	7.6%	7.4%	8.1%
Rest of Europe[2]	3.5%	3.8%	4.0%	3.9%	3.9%	3.8%

[1] IATA Passenger Forecast 2008-2012.
[2] Incl. domestic.

Within the framework of its secondary market strategy, the Austrian Airlines Group is systematically focusing its efforts on developing niche markets i.e. destinations with levels of passenger traffic volume which are lower but more highly priced. In this way, the company clearly differentiates itself from low cost carriers, which focus almost exclusively on connections among large population centres or to holiday destinations.

Concentration on secondary destinations

The Group has consistently expanded its network via secondary destinations, positioning itself as a "first mover" in penetrating new markets at an early stage. As a result, the Group became the first West European carrier to serve around one-third of its CEE destinations.

2. Expansion to the Middle East - Austrian Premium Service

Due to the favourable geographical location of Vienna, Austrian Airlines can use medium-haul aircraft to serve destinations in the Middle East and Central Asia which can be reached by flights of up to six hours. This represents a bottom-line cost advantage compared to competitive carriers based farther to the west, which must deploy long-haul aircraft on these routes.

Premium Service as a value driver

In order to make flights in this region even more attractive for a financially strong clientele, Austrian Airlines is the only carrier to offer a high quality long-haul product on medium-haul flights using specially refurbished Airbus A320 aircraft. The new Premium Service consists of a combination of comfortable Business Class sleeper seats, special in-flight entertainment and exquisite catering from DO & CO. Premium Service flights started to Damascus and Astana on 15 July 2008.

Product and service leadership

Positioning as a quality airline

The claim to product and service leadership corresponds to the pronounced commitment of the Austrian Airlines Group to its positioning as a quality airline. Top-notch on-board catering, comfortable seating and exquisite service with an Austrian flair are the integral components of this strategy.


High quality in-flight catering
Comfortable seats
Best service with an Austrian touch

Successful focus on high-yield customers

The strong brand "Austrian" stands for safety, reliability and quality awareness combined with that little extra human touch in all the services provided. The increasing number of frequent flyer customers clearly demonstrates the broad-based acceptance of these values by business travellers.

High share of Business Class passengers

The high share of Business Class passengers in comparison to similar competitive airlines underlines the reputation of the Austrian Airlines Group as a quality airline. Numerous awards confirm the airline's success.

Cost leadership with Austrian arrows operated by Tyrolean

Austrian arrows is the market leader in Europe's short-haul segment, boasting an outstanding operational performance in comparison to the average achieved by the European Regional Airlines (ERA). Austrian arrows is an efficient production platform, feeding an important percentage of total passenger volume into the Austrian Airlines Group.

Low-cost launch of new routes

This subsidiary generates major cost advantages for the Austrian Airlines Group, due to the fact that Austrian arrows can operate aircraft with up to 110 seats at the same crew costs as 50-seat jets. This flexibility enables the launch of flights to new destinations using relatively limited resources and requiring short time frames, optimally supporting the first mover strategy of the Austrian Airlines Group in Central and Eastern Europe.

Charter

The charter segment of the Austrian Airlines Group features the well-positioned brand "Lauda Air – The Austrian Way to Holidays", high product quality and a high level of production flexibility. The Group's marketing efforts focus on the allocation of quotas to tour operators as well as the dynamic designing of single seat sales.


Austrian

Star Alliance and partner airlines

Since March 2000, the Austrian Airlines Group has been a member of the Star Alliance, the world's largest airline alliance. The Group has particularly sought to take advantage of its membership in the Star Alliance to achieve a critical mass in areas such as network, distribution and sales, thus exploiting further potential to reduce costs and increase revenues. The Austrian Airlines Group also profits from the attractive portfolio of frequent flight connections and connecting flights offered by its Star Alliance partners.

In addition, the Austrian Airlines Group has established a broad range of cooperation and codeshare agreements with 22 local partner airlines, enabling it to further intensify its regional market access.

Management indicators CVA and ROTGA

The Austrian Airlines Group is managed in a value-oriented manner. The basic parameters used to measure success are the concept of "Cash Value Added" and "Return on Total Gross Assets" (ROTGA). The long-term growth in CVA und ROTGA serves as a measuring tool for the enhancement of enterprise value and the creation of added value for shareholders.

In order to implement a value-oriented management, the Austrian Airlines Group uses a closed, unified system which extends to all planning, management and control processes throughout the Group. In this system, the CVA is budgeted, reported and monitored at the Group, business segment and divisional levels.

The newly-created position of Corporate Finance Officer, effective March 2008, is designed to improve the effectiveness of the finance division. The direct management of Accounting, Controlling, Asset Management, Treasury & Insurance, Procurement and Opportunity & Risk Management was delegated to Heinz Lachinger. In a later organisational change, responsibility for Corporate Subsidiaries and Investor Relations was also assigned to the Corporate Finance Officer in November 2008. These steps have enabled the Management Board of Austrian Airlines to establish closer links between the core financial divisions, Corporate Subsidiaries and Investor Relations as well as ensuring a more streamlined organisational structure.

Focus East Partner Airlines

[1] Star Alliance Regional Member Airline.
[2] Ended by end of September 2008.
[3] Member of Star Alliance.
[4] Ended by end of March 2008.

Product - Service - Quality



First class service with an Austrian touch, top ratings for punctuality and reliability and the highest level of comfort before, during and after flights represent the cornerstones distinguishing the Austrian Airlines Group from competitor airlines. Supported by strong brands recognised for their high quality and numerous attractive extras, the Group offers an interesting portfolio of products and services appealing to all customer segments. Numerous international awards once again confirm the success of this strategy in 2008.

We fly for your smile – the Austrian brand strategy

The value of any company is decisively defined by the brand and the product. A harmonious and well coordinated brand identity is therefore extremely important, particularly in economically challenging times. For this reason, the Austrian Airlines Group is continuously striving to update and sharpen its brand image. The goal is to clearly differentiate the various business areas of the brands in the company's external communications.

The Austrian Airlines Group unifies well-established brands under one roof, each with clearly different missions:

- Austrian Airlines functions as a hub between East and West, centred on Vienna and focussing on Central and Eastern Europe and the Middle East.
- "Tyrolean Airways" operates as a production platform: well established under the consumer brand "Austrian arrows", it boasts a targeted, efficient network of regional destinations that perfectly complements the Austrian Airlines network.
- Lauda Air's role is neatly summarised in the tagline "The Austrian way to holidays": it carries guests to their holiday destinations in an inimitable "Austrian style".

Austrian

Austrian arrows
operated by Tyrolean

Lauda

Innovative quality and service offensive

The continuous improvement of products and services and their ongoing optimisation represent an essential pre-requisite for the market success of the Austrian Airlines Group. In order to achieve this in a structured manner, the Group launched a concerted quality and service drive in the year 2006, enabling the company to regularly set new standards across the airline industry. The persistent implementation of these measures during the 2008 financial year once again resulted in numerous awards and top ratings in the most important industry rankings.

Group strategy defines objectives

Clearly-defined goals applying to the quality and service drive can be derived from the corporate strategy of the Austrian Airlines Group:

- Passengers also experience "Austria" and "Austrian hospitality" above the clouds.
- Flying with Austrian Airlines is a unique experience for guests.
- The Group consistently improves its quality of service by introducing new technologies.
- A clear-cut differentiation is made between Business and Economy Class.




4 courses
with specialities
inspired by the magic
of 1001
Nights

The new Austrian Premium Service – Five more stars in the sky

Since 15 July 2008, the Austrian Airlines Group has offered its guests a new Premium Service and thus an exclusive experience on flights to the high growth Middle East region.

Due to the favourable geographical location of Vienna, destinations in this region which can be reached by flights of up to six hours can be flown on specially equipped Airbus A320 medium-haul aircraft. The new Premium Service provides exquisite service to these destinations matching First Class Service on long-haul flights, thus significantly improving the competitiveness of the Austrian Airlines Group in this region.

Service on First Class Level

The Austrian Premium Service offers Business Class passengers an exclusive package appealing to all the senses. Austrian hospitality is combined with Oriental flair, a diverse in-flight entertainment programme and regional culinary delicacies and artistic impressions enable passengers to forget their everyday business life. The new RECARO comfort seats make travelling with Premium Service a particularly pleasant experience. They offer extensive leg space and plenty of room to ensure a feeling of well-being, based on 116 cm of legroom as well as electronically adjustable back- and footrests.

Starting in May 2009, the Austrian Airlines Group will further expand its route network to the Middle East, also offering its Premium Service on flights to the Jordanian capital city of Amman.

- Astana
- Cairo
- Damascus
- Dubai
- Erbil
- Jeddah
- Riyadh
- Teheran







New destinations in CEE and the Middle East

Austrian Airlines – the specialist for Eastern Europe

Europe is growing. And the Eastern European route network of the Austrian Airlines Group is also growing. In April 2008, the Austrian Airlines Group added further important destinations in Central and Eastern Europe with Sochi, Nizhniy Novgorod and Baia Mare, thus further expanding its role as the European market leader in this region. Together with partner airlines, the Eastern European route network in the summer flight schedule 2008 encompassed a total of 48 destinations in 25 countries.

Throughout the entire "Focus East" (CEE and Middle East) region, the Austrian Airlines Group and its partners flew to 61 different destinations in 35 countries.

2008: New flight connections from Vienna to ...

- Baia Mare, Romania
- Jeddah, Saudi Arabia
- Nizhniy Novgorod, Russia
- Riyadh, Saudi Arabia
- Sochi, Russia


We take you places we can't even pronounce.
For example Dnepropetrovsk, Lviv, Nizhniy Novgorod and other 45 destinations throughout Eastern Europe – via Vienna, Europe's fastest transfer airport.
Austrian
ВЕЧЕРНЯЯ
www.austrian.com

Numerous new services

Further expansion of online tools

Modern-day comfort

austrian.com

As in past years, the Austrian Airlines Group offered its customers many new attractive online tools in 2008:

- The **full-scale implementation of the electronic ticket etix®** represents an important milestone. As of 1 June 2008, the Austrian Airlines Group has complied with the demand of the International Airport Transport Association IATA and now only offers electronic tickets for all regularly scheduled flights as well as charter destinations with single-seat sales. Accordingly, the Austrian Airlines Group has become one of the first airlines in the world to implement this new service. In addition to paperless travelling, customers with etix® can benefit from further amenities such as the Web Check-in.
- With **mobile.austrian.com**, the Austrian Airlines Group has developed a simple to use booking and reservation tool, especially tailored to the needs of frequent flyers and business travellers. Passengers can easily find readable information on modern smart phones in respect to up-to-date flight schedules, arrival and departure times and their own bookings. Customers can quickly and comfortably get their flight confirmations, submit special meal requests or inform themselves about the frequent flyer programme.
- Since 19 December 2008, the new **mobile boarding pass** has been available to passengers using the Austrian Airlines Web Check-in, enabling them to receive their boarding passes directly on their mobile phones or PDAs. At the push of a button, they will get the mobile boarding pass which contains a 2D barcode as well as the name of the passenger, flight number, flight date and further relevant flight information. At present, the Austrian Airlines Group is offering this service for all flights from Vienna to Brussels, all flights within Austria and between Austria and Germany. The new service will be successively expanded to many other destinations.

New Customer Service Centre in L'viv

Comprehensive information in the national language

The Austrian Airlines Group opened a new Customer Service Centre in L'viv, Ukraine, at the end of April 2008 in order to optimally serve airline guests in Russia and Ukraine. The company places further strong emphasis on expanding its successful "Focus East" strategy. The new Customer Service Centre offers comprehensive information on reservations and bookings in Ukrainian, Russian and English. The benefits to customers include improved levels of service, longer opening hours and highly trained employees. The Call Centre will have the capacity to process up to 300,000 calls annually.



New Austrian Airlines business lounge in Moscow

Exclusive top class service

On 25 November 2008, the Austrian Airlines Group opened a new, exclusive business class lounge at Moscow Domodedovo Airport. The new lounge offers visitors a fresh atmosphere in a play of colours suggestive of the dawning spring and a sweeping panoramic view onto the airfield. All Miles & More HON Circle members, Miles & More Senators, Miles & More Frequent Travellers flying with Austrian and Austrian Business Class passengers are entitled to use the lounge and relax and feel good. Culinary delicacies served in an elegant atmosphere help time to pleasantly fly by until departure.



The Austrian feel-good programme for long-haul flights

In July 2008, Austrian Airlines launched a further service upgrade for passengers on all long-haul flights. The new feel-good programme for all the senses offers passengers that "little bit extra" service. These extras range from a personal water bottle containing Austrian Vöslauer-brand spring water given to all passengers at boarding to high quality glasses made by the traditional Austrian glass manufacturer Riedel. Passengers on long-haul overnight flights will be able to sleep more comfortably. On request, white bed linen will be put on the blankets and pillows of Business Class passengers.

The most valuable boarding pass in the world

Together with partners in the field of art, culture and tourism, the company offers passengers with an Austrian Airlines boarding pass free admission or highly discounted ticket prices for interesting cultural institutions or events in Vienna and many other destinations. In the year 2008, the Austrian Airlines Group won new partners such as the MuseumsQuartier in Vienna, the Guggenheim Museum in Venice and the New Gallery in New York.

Reduced admission prices for cultural hot spots

Further innovative service features

- Self Check-in
- Baggage-drop-off
- Computer terminals to print the boarding pass for Web Check-in
- PDA Check-in
- Automatic self-boarding gates

Fare promotions and special offers

Using the slogan "redticket – Austrian Best Price", the Austrian Airlines Group offers passengers reduced flight tickets under special terms and conditions within the context of fare promotions held several times a year. For example, flights to the USA and Canada are offered starting at EUR 579. The flight ticket promotional campaigns sometimes include feeder flights from regional airports to Vienna at no extra cost.

austrian.com

With the redticket, early bookers can choose among many destinations from the route network of Austrian Airlines at lower all-inclusive prices (with return flight and fees). The quoted redticket fare always represents the most favourably priced flight ticket price for each route.

The fare promotions of Austrian Airlines are complemented by special offers made by Lauda Air. They range from exclusive tours to the highlights of Arabia and Southeast Asia, the Indian Ocean and Africa and Valentine's Day fare promotions for accompanying persons to particularly low-priced offers at trade shows or special New Year's Eve flights celebrating above the clouds. Lauda Air once again added Punta Cana in the Dominican Republic to its flight destinations just in time before the start of the cold season.

Specials from Lauda Air www.laudaair.com


Austrian
redticket
Austrian Best Price
Return flight included
Vienna
from
€ 99,–
Special conditions apply. All-inclusive price. Status September 2007.



1st Place Best Cabin Staff (Flight Attendants) in Europe*
*SKYTRAX World Airline Awards 2008

Distinctions and awards

The Austrian Airlines Group was once again granted many awards in 2008. The renewed top rankings demonstrate that the determined implementation of the quality and service offensive has a positive impact, and its efforts are acknowledged by flight passengers. It is particularly gratifying that the company's consistent customer-oriented service is also well received by traditionally critical international travellers. All employees deserve to be praised in this regard for their outstanding work. The Austrian Airlines Group considers these numerous positive ratings as a commitment to further improve its service quality, punctuality and reliability in the years to come.

Incentive for further improvement

Austrian Airlines

1st Place Business Class Catering Long-Haul (World Airline Awards 2008)
1st Place Short and Medium-Haul Routes (Airlinetest 2008)
1st Place Best Cabin Staff (Flight Attendants) in Europe (World Airline Awards 2008)
1st Place Best Service on Board Short and Medium-Haul (Airlinetest 2008)
1st Place Best Airline of the Year in Europe (2008 airline survey in Capital Magazine)
1st Place Safest and Most Punctual Airline Short and Medium-Haul (Airlinetest 2008)
1st Place Food and Drink Category (Business Traveller Award)
2nd Place Frequent Flyer Programme Short and Medium-Haul (Airlinetest 2008)
2nd Place Ground Service Short and Medium-Haul (Airlinetest 2008)
2nd Place Best Airline in Europe (Business Traveller Award)
2nd Place Best Cabin Staff (Business Traveller Award)
2nd Place Best Ground Staff (Business Traveller Award)
3rd Place Economy Catering Class Long-Haul (World Airline Awards 2008)
3rd Place Comfort on Board Short and Medium-Haul (Airlinetest 2008)
3rd Place Frequent Flyer Programme Long-Haul (Airlinetest 2008)

Austrian Cargo

"Carrier of the Year" – awarded by Schenker & Co AG in October 2008
1st Place in the IATA Region Europe & Russia (Aircargo Awards 2008)
2nd Place in the Overall Ranking (Aircargo Awards 2008)
2nd Place in the Category Price-Performance Ratio (Aircargo Awards 2008)
2nd Place in the Key Performance Indicator "Flown as booked" (IATA Initiative Cargo 2000)
2nd Place in the Key Performance Indicator "Delivered as promised" (IATA Initiative Cargo 2000)

Lauda Air

3rd Place in the Category "Most Successful Web 2.0 Application in Tourism"
(Crystal WebAward 2008)

Internal Communications

2nd Place at the FEIEA Grand Prix Austrian Intranet
Federation of European Business Communicators Associations
Silver Feather Award 2008 for Print Media Employee magazine "We"
Bestowed by VIKOM, the Association for Integrated Communication in cooperation with the Federation of Austrian Industries

5,700,000 passengers take off from Vienna – with a smile in their luggage


Austrian



Corporate Governance

In the 2008 financial year, Austrian Airlines committed itself to full compliance with the regulatory framework stipulated in the Austrian Code of Corporate Governance, with the exception of a few "R Rules". By doing this, the company reaffirmed the importance of transparency and an equitable balance of power in its corporate management. At the same time, this policy underlines the willingness of the company to maintain its high standards of corporate governance in the years to come.

Clear commitment to compliance with the Austrian Code of Corporate Governance

www.corporate-governance.at

Since the introduction of the Austrian Code of Corporate Governance in the year 2003, Austrian Airlines has decided to comply with these guidelines in the spirit of ensuring a responsible and transparent corporate management. The Austrian Code of Corporate Governance is consistent with international standards, and is designed to promote the responsible management and control of companies in Austria.

New amendments to the Code in 2008

In the 2008 financial year, the Austrian Code of Corporate Governance was amended to take account of the Commercial Law Amendment Act 2008 (Unternehmensrechts-Änderungsgesetz 2008) as well as international and national developments. The most important changes relate to a further strengthening of the independence of supervisory boards and its committees, as well as rules pertaining to the corporate governance report. As a result, several L-rules and C-rules were changed. The revised version of the Austrian Code of Corporate Governance applies to financial years beginning after 31 December 2008.

Ongoing compliance with all C-rules and L-rules

In the year under review, Austrian Airlines adhered to all C-Rules (Comply or Explain) contained in the Austrian Code of Corporate Governance. The company also complied with all L-rules (Legal Requirements) as well as most R-rules (Recommendation) stipulated in the Austrian Code of Corporate Governance.

In the 2009 financial year, Austrian Airlines is striving to fully observe and abide by all of the rules contained in the Austrian Code of Corporate Governance, inasmuch as this is possible.

Rumuneration of Board of Management members

In the interests of greater transparency, Austrian Airlines has been publishing the earnings of each individual member of the Board of Management for years, itemised according to their fixed and variable performance-based components. More information is provided in Note 40 of the Consolidated Financial Statements.

The maximum potential income can only be earned if all pre-defined business targets are reached, and can be reduced by up to 50% if none of the performance-based components are met. For the most part, these goals are based on achieving agreed upon business targets as measured by key financial indicators such as EBIT, CVA, etc. Pension benefits are regulated separately and are generally based on a pension fund regulation. In respect to severance payments, legal regulations essentially apply.

Stock option programme

The stock option programme for members of the Board of Management, specified executive employees of Austrian Airlines and the managing directors of certain Group companies which was approved by the Supervisory Board of Austrian Airlines in April 2007 and subsequently by shareholders at the Annual General Meeting held on 4 May 2007, continues to exist.

For further details of the Stock Option Programme 2007, see Note 39 of the Consolidated Financial Statements.

Remuneration of Supervisory Board members

At the Annual General Meeting held on 7 May 2008, remuneration for the Chairman of the Supervisory Board was set at EUR 25,000 for the year, and that of the two Deputy Chairmen at EUR 20,000 each. All other capital representatives of the Supervisory Board were paid EUR 15,000 each. This level of remuneration takes into consideration the stringent demands placed on the personal responsibility of each member of the Supervisory Board, and the intensive work of the Supervisory Board in connection with the extensive restructuring measures underway at the company. Each Supervisory Board member was also paid EUR 365 for each of the sessions convened and which the particular member attended.

Independence of Supervisory Board members

A Supervisory Board member of Austrian Airlines AG is generally considered to be independent if this individual has no professional or personal relationship to the company or the Board of Management that could constitute a material conflict of interest and is thus likely to influence the behaviour of the Supervisory Board member.

Transparent criteria

The criteria defining the independence of Supervisory Board members are contained in the Guidelines for the Independence of Supervisory Board Members. These constitute part of the rules of internal procedure applying to the Supervisory Board, and are published on the company Website. All members of the Supervisory Board of Austrian Airlines AG are considered to be independent as defined by these guidelines.

Overcompliance with C-Rule 54

The Supervisory Board consists of six members, who are also independent of the core shareholders of Austrian Airlines. As a result, Austrian Airlines far exceeds the requirements stipulated in C-Rule 54 defining the criteria for the independence of the controlling bodies of the company.

Corporate Bodies

Supervisory Board

The Supervisory Board of Austrian Airlines consists of eight representatives elected by the General Meeting (shareholders' representatives) and four employee representatives. The shareholders' representatives were last elected at the General Meeting of 22 May 2006 for the maximum duration pursuant to the Articles of Association, i.e. until the conclusion of the General Meeting deciding with respect to the discharge for the fiscal year 2010.

- **Peter Michaelis** (Chairman since 30 June 2006), Supervisory Board since 6 May 2004; Member of the Board of Management, Österreichische Industrieholding AG
- **Herbert Koch** (First Deputy Chairman), Supervisory Board since 9 March 2001; Executive Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner
- **Rainer Wieltsch** (Second Deputy Chairman)
  Supervisory Board since 8 May 2002; Consultant, ÖIAG
- **Manfred Reichl**
  Supervisory Board since 4 May 2007; longstanding Managing Partner, Roland Berger Strategy Consultants, now investor and senior advisor
- **Erhard Schaschl**
  Supervisory Board since 9 March 2001; Chairman of the Supervisory Board of Treibacher Industrie AG
- **Walter Knirsch**
  Supervisory Board since 22 May 2006; formerly Partner, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
- **Robert Büchelhofer**
  Supervisory Board since 22 May 2006; former Member of the Board of Management, Volkswagen AG
- **Carl H. Michel**
  Supervisory Board since 22 May 2006; Group Chief Executive of Holidaybreak plc

The following member left the Supervisory Board during the period under review:

- **Wolfgang Hable** (Employee representative until 4 February 2008)

Employee representatives pursuant to § 110 Austrian Employment Law:

- **Alfred Junghans**
- **Thomas Häringer**
- **Wolfgang Hable** (until 4 February 2008)
- **Michael Eder**
- **Thomas Fischelmaier** (since 5 February 2008)

Representative of the Austrian Civil Aviation Authority pursuant to § 141 Austrian Aviation Law:

- **Karl Prachner**

Retail investors representative on the Supervisory Board

› **Erhard Schaschl**
Erhard.Schaschl@gmx.at, Tel.: +43 (0)699 - 10 11 6 333

Supervisory Board subcommittees

Compensation committee
- › Peter Michaelis
- › Herbert Koch
- › Rainer Wieltsch

Audit committee
- › Peter Michaelis
- › Rainer Wieltsch
- › Robert Büchelhofer
- › Walter Knirsch
- › Thomas Häringer
- › Michael Eder

Nominations committee
- › Peter Michaelis
- › Herbert Koch
- › Rainer Wieltsch
- › Erhard Schaschl
- › Alfred Junghans
- › Michael Eder

(Status: 31 December 2008)

Organisational structure of the Austrian Airlines Group

Executive Board

Alfred Ötsch, CEO | **Andreas Bierwirth, CCO** | [redacted]

Corporate Finance Officer Heinz Lachinger

Accounting | Corporate Controlling | Procurement & Business Services | Aircraft Asset Management & Group Treasury | Risk & Opportunities Management | Corporate Subsidiaries & Investor Relations

Corporate Communica-tions | International & Aeropolitical Affairs, Alliances | Human Resources & Organisation | Corporate Project & IT Services | Audit & Compliance | ALF | Legal Affairs & Secretary General

Commercial Passenger Division | Cargo System | Customer Services & Product Management | Lauda Air

[redacted] | [redacted] | [redacted] | [redacted] | [redacted] | [redacted]

(Status: 1 January 2009)

Board of Management

Peter Malanik	Chief Operations Officer (COO) since 1 January 2008
Andreas Bierwirth	Chief Commercial Officer (CCO) since 1 April 2008

CEO Alfred Ötsch, has resigned his mandate as of 31 January 2009. His duties on the Board of Management were taken over by the COO Peter Malanik and CCO Andreas Bierwirth. In its extraordinary meeting held on 9 February 2009, the Supervisory Board has appointed Peter Malanik and Andreas Bierwirth as members of the Board of Management with equal rights.



Peter Malanik – COO

Peter Malanik – COO

Born 29 August 1961, married

Professional career

1985	Austrian Airlines Group / International Relations
1989	Austrian Airlines Group / Department of Multilateral Traffic Policy
1994	Austrian Airlines Group / Manager of Department of Commercial and Technical Personnel, Deputy to Group Head Human Resources
1996	IATA International Air Transport Association (Geneva) / Deputy Director of European Aviation Policy
1996	AEA Association of European Airlines (Brussels) / General Manager Technical and Operations
2000	Austrian Airlines Group / General Secretary
2003	Additional responsibility: Manager of Group Alliance Policy
2004	Additional responsibility: Group Head Human Resources
Since 2007	Star Alliance / Chairman of Alliance Management Board
Since 1 January 2008	Austrian Airlines Group / Chief Operations Officer (COO)

Current contract runs until 31 December 2010.



Andreas Bierwirth – CCO

Andreas Bierwirth – CCO

Born 8 May 1971, married, 2 sons

Professional career

2002	Eurowings Flug GmbH (Dortmund) / Deputy Managing Director
2002	Germanwings GmbH (Dortmund) / Deputy Managing Director
2005	Germanwings GmbH (Dortmund) / Managing Director
2006	Deutsche Lufthansa AG (Frankfurt) / Vice President Marketing
Since 1 April 2008	Austrian Airlines Group / Chief Commercial Officer (CCO)

Current contract runs until 31 March 2011.

Alfred Ötsch – CEO
Born 10 May 1953, married, 2 daughters

Professional career

1978	Siemens AG Austria / Assistant to the Board of Management
1983	Siemens AG (Munich) / Foreign Central Administration
1986	Siemens AG Austria / Commercial Manager, Drive, Gearing and Installation Technology and Plant Technology Division
1993	Siemens AG Austria / Member of the Board of Management
2001	Siemens AG (Nuremburg) / Member of the Board of Management, Automation and Drives
2005	Siemens AG Austria / Member of the Board of Management
1 Apr 2006 - 30 Apr 2006	Austrian Airlines Group / Member of the Board of Management
1 May 2006 - 12 Mar 2008	Austrian Airlines Group / Chief Executive Officer (CEO)
13 Mar 2008 - 31 Jan 2009	Austrian Airlines Group / Chief Executive Officer (CEO) and Chief Financial Officer (CFO)

Alfred Ötsch resigned his position as Chief Executive Officer effective 31 January 2009.

Thomas Kleibl – CFO
Born 24 May 1959, married, 1 daughter, 2 sons

Professional career

1979	Kleibl GmbH
1984	Milan Bioform GmbH
1987	Girozentrale / Account Manager
1989	OMV AG / Divisional Controller
1991	Controller of OMV Canada Ltd.
1992	Lauda Air / Manager Controlling
1994	Wienerberger Ziegel AG / Business Manager Austria
1 Oct 2001 – 13 Mar 2008	Austrian Airlines Group / Chief Financial Officer (CFO)

Thomas Kleibl resigned his position on the Board of Management effective 13 March 2008.

Report of the Supervisory Board

The year 2008 turned out to be an extremely difficult year for the management and employees of the Austrian Airlines Group. At the beginning of the year, the outlook was definitely an optimistic one. Subsequently, the situation soon dramatically deteriorated as a result of the enormous rise in fuel prices and the drastic decline in flight demand related to the global financial and economic crisis. The immediate initiation of operational countermeasures, the assessment of the strategic direction of the company and finally the implementation of the privatization mandate to attract a strong strategic partner were the main issues dominating the work of the Supervisory Board in the following months. After the tender process was carried out in line with EU regulations, Deutsche Lufthansa AG was selected as the partner of the Austrian Airlines Group, provided that the required approvals of the transaction are granted.

Against this backdrop, the crucial issues requiring the consultative and decision-making competencies of the Supervisory Board in the 2008 financial year included changes in the equity stakes held by the Group and in the fleet structure and the strategic investment in the company to be acquired by Sheikh Al Jaber within the context of a capital increase. Further discussion points included the internal optimisation measures and the strategic reorientation of the Austrian Airlines Group.

The privatisation process initiated in the past financial year set a new strategic course for the company in the future, enabling an optimal positioning of the Austrian Airlines Group within the context of a growing crisis in the entire airline sector.

Changes were also made on a management level. Peter Malanik was newly appointed to the Board of Management as Chief Operations Officer (COO) effective 1 January 2008, and Andreas Bierwith was named the new Chief Commercial Officer (CCO) as of 1 April 2008. The Chairman of the Supervisory Board was notified by Thomas Kleibl (Chief Financial Officer) in January 2008 that he would resign his position on the Board of Management at the Supervisory Board meeting held on 12 March 2008. In addition to his function as Chief Executive Officer (CEO), Alfred Ötsch assumed the responsibility as Chief Financial Officer (CFO) at that Supervisory Report meeting.

Alfred Ötsch, Chief Executive Officer of Austrian Airlines AG since 1 May 2006, has resigned his position on the Board of Management effective 31 January 2009. With the approval of the Supervisory Board, his responsibilities on the Board of Management have been assumed by Peter Malanik and Andreas Bierwirth.

In the past financial year, the Supervisory Board carried out its responsibilities with commitment and prudence, providing support to the Board of Management in fulfilling its difficult duties. On balance, the Supervisory Board held a total of nine meetings in the 2008 financial year, and convened three times in committees. It discussed the financial situation, performance and business development of the company, received reports from the Board of Management, and passed the required resolutions. Average attendance at the Supervisory Board meetings was 93.5%.

In this manner, the management of the company was kept under constant review.

The financial statements of Austrian Airlines AG prepared by the Board of Management as well as the consolidated financial statements of the Austrian Airlines Group as at 31 December 2008 were audited by the appointed auditors, Ernst & Young Wirtschaft-sprüfungsgesellschaft mbH, and issued with an unqualified audit opinion with an additional comment regarding significant uncertainties in respect to the going concern principle concerning the future existence of the company's business operations. The Board of Management detailed these uncertainties in the annual financial statements and in the consolidated financial statements. The Supervisory Board concurs with the Board of Management's statements. The Management Report is consistent with the annual financial statements and the Group Management Report is consistent with the consolidated financial statements.

The Supervisory Board approves the financial statements for 2008, which is therefore ratified in accordance with Section 125 Clause 2 of the Austrian Stock Corporation Act, and declares that it approves the consolidated accounts and the Group Management Report drawn up in accordance with Section 246 and in connection with Section 245a Austrian Commercial Code.

The Supervisory Board would like to express its gratitude to all employees of the Group in recognition of the work done in the past financial year under particularly demanding conditions.

Vienna, 12 March 2009

Peter Michaelis m.p.
Chairman of the Supervisory Board

Opportunity, Risk, Quality and Security Management

In the interest of ensuring the structured management of all business processes, the divisions of Risk & Opportunity Management, Quality Management and Corporate Security are valued highly at the Austrian Airlines Group. The underlying goal is to exploit all optimisation potential in the Austrian Airlines Group and to ensure the systematic professional management of potential dangers.

The systematic and efficient management of all business processes is a decisive prerequisite for being able to fulfill the demands placed on a "quality carrier" in the dynamic business environment of the airline industry. At the same time, considerable importance is attached to the systematic identification and exploitation of opportunities as well as transparency in respect to risks.

Opportunity and risk management

As an aviation company, Austrian Airlines operates in a very dynamic and often to some extent highly volatile business environment. Both opportunities and risks represent an integral part of everyday business. In the light of the high quality standards of the Austrian Airlines Group, a correspondingly high level of transparency is of considerable importance.

For this reason, the Group has been focusing on proactively managing its business risks for a long time. The range of responsibilities of the Group's risk management team was significantly expanded with the restructuring of management processes in 2006 and the setting up of a separate Risk and Opportunity Management Department in 2008 overseen by the Corporate Finance Officer.

For further details of the Risk Management of the Austrian Airlines Group, see Note 34 of the Consolidated Financial Statements.

Structured quality management

Highest quality in all areas

A centralised quality and process management unit assumes responsibility within the Austrian Airlines Group to continually evaluate quality levels along the entire customer service chain as well as the impact of any measures implemented. This approach ensures that the high quality standards of the Austrian Airlines Group are fulfilled. In addition, the central quality management unit is responsible for checking adherence to all relevant aviation laws (compliance monitoring) as the basis for ensuring safe flight operations.

Corporate security

Uncompromising security

Punctuality, reliability and cleanliness are the visible and measurable basic parameters of a quality carrier. The most important basic need of all passengers – security – is perhaps harder to grasp but even more relevant in today's world. The Corporate Security Division works behind the scenes for the most part. At the Austrian Airlines Group, the concept of "security" encompasses the personal protection of its customers, employees, aircraft and property against the intentionally caused and sustainably negative interference with orderly, safe operations in line with prevailing legal regulations.

In this field as well, a central Group function was created. "Corporate Security", which lends significant impetus to the further optimisation of the company's business activities. When developing or introducing any new or additional measures, the company proceeds with a sense of proportion, taking into account the justified concerns of investors, passengers and employees. Particular importance is attached to ensuring the close cooperation with public authorities, especially in a sector such as aviation which is strongly regulated by the government.






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Austrian Airlines on the Capital Market

The Vienna benchmark index ATX and the Austrian Airlines share price both exhibited a markedly downward trend during the reporting period in accordance with developments on international capital markets. All in all, the Austrian Airlines share registered a 36.1% decline in value, similar to other publicly-listed companies of the airline industry, which suffered from high fuel prices and weakening demand in 2008. The ownership structure of the Austrian Airlines Group, which was subject to a slight shift as a result of a capital increase implemented in September 2008, will be fundamentally changed in the light of the planned takeover by Lufthansa in 2009. The Austrian Airlines Group remains committed to the principles of transparency and an open dialogue with the financial community, and is pro-actively continuing its Investor Relations activities.

The Austrian Airlines Share

Stock exchange listing: Vienna (IPO in 1988), Official trading/Prime Market/ATX
ÖKB-WKN: 062015
ISIN: AT0000620158

International stock markets under strong pressure

High share price losses compared to preceding year

Following a weak start in 2008, the most important international share indices were subject to volatile share price movements in the first quarter of the year. Stock markets recovered in the second quarter, and generally reached their highest levels in this period. However, a significant downward trend set in at the end of the second quarter, which can be attributed to the dramatic development of fuel prices and the emerging international banking crisis. The decline in global stock markets drastically intensified until the fourth quarter of 2008. Decreasing fuel prices and an increasingly strong US dollar helped cushion the impact, though stock market volatility remained high until the end of the year.

Downward trend on the Vienna Stock Exchange

The Vienna benchmark index ATX (Austrian Traded Index) essentially followed the trend on international stock markets in early 2008. After a slow start at the beginning of the year, the first quarter featured a further decline which continued until the middle of March, in part following a volatile development. The subsequent upward trend led to the year's high of 4,532.10 points in the middle of May. The capital market crisis, which was just beginning to be felt in Europe, combined with the weak economy, resulted in a downswing of the ATX, which was only interrupted once in the summer by a stable phase.

Following a short recovery at the end of October, share prices were subject to a dramatic slump, with the ATX falling to its lowest point of trading in 2008 in November and finally being subject to a sideward movement in December. All in all, the ATX ended trading on 31 December 2008 at a level of 1,750.83 points, a decline of 61.2% compared to the preceding year. The Austrian Airlines Group's Market capitalization amounted to EUR 340.4m at the end of the year, and thus 34.8% below the comparable level of 2007.

ATX loses 61.2% on balance

Austrian Airlines share registers significant losses

Austrian Airlines share price development 2008 in comparison to the jet fuel price trend (USD/t)



Fuel (Rotterdam)
Share
1,400
1,200
1,000
800
600
400
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.1.
1.2.
1.3.
1.4.
1.5.
1.6.
1.7.
1.8.
1.9.
1.10.
1.11.
1.12.

The development of airline shares in the 2008 financial year was negatively impacted primarily by the astronomically high jet fuel prices, the financial market crisis and the weak economic conditions. The situation was intensified by the decline in global demand. As at 31 December 2008, the MSCI Europe Airline Index stood at 41.5% below its value exactly one year earlier.

In accordance with prevailing trends in the airline sector, the Austrian Airlines share price fell to an all-time low of EUR 2.22 per share on 15 July 2008. Subsequently, as a consequence of speculative trading in connection with the upcoming privatization process, the share reached its highest level for 2008 on 3 September 2008, when it closed at EUR 7.10 per share. A continuing share price decline set in reflecting the development on stock and financial markets. A short-term recovery in the middle of October was followed by a renewed downswing, and a subsequent period of high volatility. The signing of the agreement to sell the stake in the Austrian Airlines Group held by the state holding company ÖIAG had a positive impact on trading, leading to significant share price gains at the beginning of December. On 31 December 2008, Austrian Airline shares closed trading at EUR 4.00, which corresponds to a decline of 36.1% compared to the end of 2007.

Austrian Airlines: –36.1%

Austrian Airlines share price compared to ATX and MSCI European Airlines Index[1] (indexed as at 1 Jan 2008)



120
110
100
90
80
70
60
50
40
30
1.1.
1.2.
1.3.
1.4.
1.5.
1.6.
1.7.
1.8.
1.9.
1.10.
1.11.
1.12.
Total Return Index Austrian Airlines
ATX
MSCI European Airline Total Return Index

[1] The MSCI European Airlines Index has been calculated since January 1995. It includes Lufthansa, British Airways, Air France, SAS and Iberia, and reflects Total Shareholder Return (share price gains and dividends).

Resumption of ATX listing

On 22 September 2008, the Austrian Airlines share was readmitted into the ATX, after being removed in March 2008 due to the considerable decrease in market capitalisation caused by the lower share price.

Capital increase concluded

Key facts	
Structure	No public offering
Volume	2,454,724 new bearer shares
Subscription and offer period	25 August – 8 September 2008
Subscription ratio	Two new shares for three old shares
Pricing	Determined by an Annual General Meeting resolution
Issue price	EUR 7.10 per share
Listing	22 September 2008
Small shareholder discount	Price of EUR 4.89 per share for up to 1,000 new shares

Emission volume: EUR 17.4m

The capital increase approved at the Annual General Meeting held on 7 May 2008, which had originally been planned as a means to enable Sheikh Al Jaber to acquire a stake in the Austrian Airlines Group as a strategic investor, was carried out in September. Total gross proceeds amounted to EUR 17.4m. On 16 September 2008, following the formal consent of the Supervisory Board, the Managing Board authorised an increase in the issued share capital of the Austrian Airlines Group by EUR 7.4m, from EUR 257.0m to EUR 264.4m, by issuing approximately 2.5m new unit shares made out in the name of the holder.

The issue price for the new shares was set at EUR 7.10 per share. Each shareholder entitled to new shares of the Austrian Airlines Group as at 10 March 2008 was granted a discount for up to 1,000 new shares within the context of a retroactive price reduction. Accordingly, the subscription price for the first 1,000 new unit shares made out in the name of the holder subscribed was EUR 4.89.

JJW Central & Eastern Europe Beteiligungsverwaltungs GmbH, via which Sheikh Al Jaber had made a commitment to invest in the Austrian Airlines Group, did not fulfil its contractual obligation to contribute to the capital increase within the stipulated deadline as well as by the expiration of the extended deadline. By carrying out the request to have the investor exercise his option right, the Austrian Airlines Group fulfilled all its contractual obligations towards Sheikh Al Jaber and JJW Central & Eastern Europe Beteiligungsverwaltungs GmbH. A civil lawsuit filed by the Austrian Airlines Group against JJW Central and Eastern Europe Beteiligungsverwaltungs GmbH and Sheikh Al Jaber for breach of contract is currently pending.

No stake acquired by Sheikh Al Jaber

New shareholder structure

Shareholder structure after the capital increase


Austrian Airlines
3.45%
Austrian institutional investors (syndicate)[1]
7.05%
Free float
47.94%
ÖIAG[1] 41.56%

[1] For the purpose of guaranteeing Austrian ownership and effective control in the spirit of Article 4 of the European Council Regulation 2407/92 (EEC) and the currently valid bilateral agreements on Air Transport, a syndicate agreement is in place between ÖIAG and Austrian institutional investors – LVBG Luftverkehrsbeteiligung GmbH, Salvelinus Handels- und Beteiligungsgesellschaft m.b.H. (Raiffeisen) and Wiener Städtische Allgemeine Versicherung Aktiengesellschaft. Signatories to the syndicate agreement are committed to voting in the same way as ÖIAG. Shares combined within the syndicate are subject to restrictions on their sale.

The capital increase resulted in a slight change of the shareholder structure. During the period under review, shares in free float rose slightly from 46.45% of the total to 47.94%. By not exercising its subscription rights, the stake in the Austrian Airlines Group held by ÖIAG declined by 1.19 percentage points, to 41.56%, whereas the share held by institutional investors was down 0.20 percentage points, to 7.05%. The treasury shares owned by the Austrian Airlines Group amounted to 3.45% of the total, based on the ongoing share buy-back programme which was approved by the 2007 Annual General Meeting and carried out in the period November 2007 to February 2008, and taking into account the dilution effect of the capital increase.

ÖIAG share: 41.56%

A major change in the ownership structure of the Austrian Airlines Group is expected in 2009 following the implementation of a public tender process for the shares held by ÖIAG in compliance with EU regulations. Deutsche Lufthansa AG emerged as the winner of the tender process structured and coordinated by ÖIAG and Merrill Lynch. The agreement regulating the sale of ÖIAG's shareholding was signed on 5 December 2008, and approved by the Austrian Federal Government on 16 December 2008. However, definitive implementation of the contractual agreement depends on the formal approval by the European Commission in accordance with EU Competition Law and Anti-Subsidy Law, which

Lufthansa plans takeover

is expected to take place by the middle of 2009. On 27 February 2009 Lufthansa submitted a public offer for the shares of Austrian Airlines at a price of EUR 4.49 per share, the average weighted share price in accordance with daily trading volumes over the six month period before publication of the offer. The offer is subject to the condition precedent of approval by the European Commission as well as achieving a qualified majority stake.

No dividend for 2008

Notwithstanding the negative business environment currently prevailing in the airline industry, the Austrian Airlines Group is striving to achieve a medium-term to long-term sustainable improvement of its result from operating activities and return to profitability, as well as a significant reduction in its net debt. Although the company succeeded in substantially reducing its liabilities in recent years, net gearing of the Austrian Airlines Group amounted to 365.0%, which exceeded the targeted level. In accordance with the stipulations contained in the Austrian Stock Corporation Act, the individual financial statements of Austrian Airlines AG prepared in accordance with Austrian accounting principles serve as the basis for the dividend payment. The parent company did not achieve a distributable net profit for the 2008 financial year. As a result, no dividend will be distributed for 2008.

Annual comparison of earnings per share/earnings per share diluted

EUR	2008[1]	2007[2]	2006[1]
Earnings per share[3]	–5.19	0.03	–3.55
Earnings per share diluted[3]	–5.19	0.03	–3.55

[1] Due the loss reported for the year, diluted earnings per share correspond to the earnings per share.
[2] According to IAS 33.47, diluted earnings per share in 2007 correspond to the undiluted earnings per share, due to the fact that the options were not included in the cash position.
[3] Since 2002: adjusted by 1.7m bought-back shares, and taking into account the number of newly-issued shares as a result of the capital increase in 2006, and adjusted by 462,000 shares bought back as of 2007 and 877,702 shares bought back in 2008.

Investor Relations

Analyses by the following companies appeared in 2008:
- **Citigroup**
- **Deutsche Bank**
- **Erste Bank**
- **Exane BNP Paribas**
- **Goldman Sachs**
- **Raiffeisen Centrobank**
- **Sal. Oppenheim**
- **UBS**
- **Unicredit**

The Investor Relations goals of the Austrian Airlines Group are oriented towards regularly providing detailed information to the financial community, openness and the highest possible level of transparency, and are achieved within the context in an ongoing dialogue with analysts and investors. A fair evaluation of the Austrian Airlines share in accordance with the actual market conditions is essential to ensure the long-term confidence in the Group.

Starting with its half-year financial report 2008, the Austrian Airlines Group was one of the first airlines in the world to publish detailed financial data on the results of its services according to flight destinations. The improved transparency of the Austrian Airlines Group represents a further step towards integrating the important principle of information symmetry into its Investor Relations activities.

The management once again participated in a series of international roadshows and conferences during the period under review to inform the financial community about the development of the company and future perspectives of the Austrian Airlines Group.

The Austrian Airlines Group once again generated considerable interest in the financial community, which was reflected in its extensive research coverage. The number of banks and investment houses producing regular company analyses of the Austrian Airlines Group expanded again. Sal. Oppenheim as well as UBS published their first research reports about Austrian Airlines in the 2008 financial year.

New research coverage by Sal. Oppenheim and UBS

All relevant and regularly updated information is available to interested investors in the investor relations section of the Austrian Airlines Group corporate Website at **www.austrian.com.** Information on important developments can also be downloaded here as soon as it is made available. In addition, the Investor Relations team would be happy to personally respond to your inquiries at any time.

Contact

Investor Relations
Thomas Krammer
Tel.: +43 (0)5 1766 - 13311
Fax: +43 (0)5 1766 - 13899
E-Mail: investor.relations@austrian.com


OE-LBS

Financial calendar 2009	
Annual results 2008	13 March 2009
Annual General Meeting	14 April 2009
First quarter results 2009	5 May 2009
Half-year results 2009	4 August 2009
Third quarter results 2009	3 November 2009

Key figures for investors		2008	2007	2006	2005	2004
Share price at the end of December	EUR	4.00	6.25	7.34	6.57	9.66
Share price high	EUR	7.10	12.31	9.17	10.05	13.60
Share price low	EUR	2.22	5.00	6.21	6.20	6.57
Market capitalisation at the end of December[1]	EURm	340.4	522.0	616.4	212.2	312.0
Average daily turnover	EURm	3.86	6.65	1.54	0.97	1.96
Trading volume on the Vienna Stock Exchange	Shares million	212.8	187.1	50.7	31.9	46.0
Contracts traded on the Futures and Options Market	Contracts	92,600	56,652	41,850	60,854	107,319
Dividend[2] per share	EUR	–	–	–	–	–

[1] Adjusted by 1.7m bought-back shares, and taking into account the number of newly-issued shares as a result of the capital increase in 2006, and adjusted by 462,000 shares bought back as of 2007 and 877,702 shares bought back in 2008.
[2] Payment of a dividend is not possible for the 2008 financial year due to the fact that the parent company did not post a net profit.


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Business Development 2008

The business development of the Austrian Airlines Group in 2008 strongly reflected the extremely unfavourable market conditions. Astronomically high fuel prices and declining demand for flights arising as a consequence of the economic downturn had a perceptibly negative impact on business results. The number of passengers carried remained virtually stable, whereas flight revenue was only slightly below the previous year's level, at EUR 2,361.0m. Nevertheless, the considerable rise in fuel costs, which climbed 31.5% in 2008, led to a decrease in the EBIT of the Austrian Airlines Group to EUR –312.1m. The financial result improved to EUR –32.5m. In addition, negative one-off non-cash effects of EUR 334.4m mainly related to impairment losses on aircraft in use constituted a major burden on the performance of the company. Accordingly, the Austrian Airlines Group achieved a net result for the year of EUR –429.5m. Accordingly, shareholders' equity also declined.

Consolidated financial statements according to IFRS
The consolidated financial statements of the Austrian Airlines Group were prepared in accordance with the International Financial Reporting Standards (IFRS), previously International Accounting Standards (IAS). In the interest of ensuring improved international comparability, the Group already prepared its annual accounts according to IAS in the year 2000. Refer to Note 36 of the Consolidated Financial Statements for more information on the individual business areas (segments).

2008: an extremely challenging year

The international airline sector is a highly cyclical industry which is strongly impacted by external factors and dependent on general economic trends.

Financial and banking crisis lead to economic downturn

In 2008, the global economy was faced with a series of extreme challenges. A cyclical weakening was the result of the American sub-prime mortgage crisis, which eventually deteriorated into a full-scale economic downturn. The unfavourable business environment was intensified by the high level of economic uncertainty as well as the increasingly dramatic financial and banking crisis.

According to the International Monetary Fund (IMF), global economic growth slowed down considerably in 2008 to +3.9%[1]. In particular, the American economy, whose growth rate of only +1.6%[1] was considerably weakened by the credit crisis, as well as the extensive international economic interdependence, combined to negatively affect global economic expansion.

[1] Source: International Monetary Fund (IMF), World Economic Outlook (WEO), 8 October 2008.

The Eurozone was also not left untouched by this development, and thus showed clear signs of an economic slowdown, with growth expected to reach only +1.3%[1]. However, the ongoing dynamic economic development achieved by the new EU Member States clearly stood in contrast to the rest of the EU. On a medium-term basis, the European economy is expected to decline to –2.0%[2] in 2009, and expand slightly again by 0.2% in 2010.

In 2008, Austria posted an estimated economic growth rate of 2.0%[1], which was 0.7 percentage points[1] higher than the Eurozone average. However, according to the International Monetary Fund, Austria will also suffer from an economic slowdown in the year 2009 in line with global trends.

The chronic airline industry crisis

The International Air Transport Association IATA anticipates a continuation of the "chronic industry crisis" in 2009, which will once again pose enormous challenges to the airline industry. IATA predicts losses of USD 2.5bn for the airline industry as a whole, and the worst earnings performance in 50 years.

Differentiated development of traffic mix

Passenger volume almost stable

Despite structural effects and a challenging business environment, the Austrian Airlines Group once again carried more than ten million passengers, only a slight decline from the preceding year. On balance, the number of passengers carried by the Group totalled 10,716,249, only 1.1% below the level for 2007.

Development of available seat kilometres and passengers carried


–15.4%
–5.4%
0.0%
–1.1%
2006
2007
2008
2006
2007
2008
31,374
26,552
25,130
10,835
10,832
10,716
Available seat kilometres (m)
Passengers carried (000)

[1] Source: International Monetary Fund (IMF), World Economic Outlook (WEO), 8 October 2008.
[2] Source: International Monetary Fund (IMF), World Economic Outlook Update, 28 January 2009.

Nevertheless, it is important to note the differentiated development in flight demand in respect to both available seat kilometres (ASK) and revenue passenger kilometres (RPK) during the year 2008.

In 2008, the Austrian Airlines Group posted a production decline of 12.2% in the long-haul segment. This can be primarily attributed to the termination of flight service to Australia at the end of the first quarter of 2007 and the required structural adjustments to flight schedules starting in the winter season 2007/08, particularly flights to the USA. In contrast, flight service was expanded on short- and medium-haul routes, especially as the result of the expanded route network and increased frequencies to the "Focus East" core markets (Central and Eastern Europe as well as the Middle East), leading to production growth of 3.2%. On balance, flight capacity fell by 5.4% compared to the previous year, based on a total of 25,130m seat kilometres.

Positive development on short- and medium-haul routes

The trend was a similar one for traffic demand. Demand in the long-haul segment declined by 12.4%, whereas the figure for the short- and medium-haul segment increased by 3.1%, demonstrating once again a good passenger load factor in the Focus East traffic region. All in all, traffic demand was 5.6% below the 2007 level.

Despite structural effects in connection with targeted capacity reductions, the passenger load factor remained virtually unchanged, decreasing by only 0.7 percentage points in 2008.

Increase in unit revenue

Unit revenue (operating revenue per ASK) of the Austrian Airlines Group improved by 5.1% in 2008, which is chiefly related to systemwide capacity reductions and the changed traffic mix. In contrast, the increase of unit costs (operating expenses per ASK) by 9.0% from 2007 was significantly driven by rising fuel expenditures.

Strained earnings situation

Consolidated income statement

EURm	2008	2007 adjusted	+/− abs.	+/− %
Operating revenue	2,530.6	2,550.9	−20.3	−0.8
Operating expenses	−2,842.7	−2,508.8	−333.9	−13.3
EBITDAR	256.9	389.7	−132.8	−34.1
EBITDAR adjusted[1]	295.4	403.2	−107.8	−26.7
Result from operating activities[2] (EBIT)	−312.1	42.1	−354.2	–
Result from operating activities[2] (EBIT) adjusted[3]	−35.2	55.7	−90.9	–
Revenue from the sale of subsidiaries	–	12.9	−12.9	–
Financial result	−32.5	−53.2	20.7	38.9
Result before tax	−334.4	2.8	−337.2	–
Result before tax adjusted[3]	−77.7	11.0	−88.7	–
Net result for the year	−429.5	3.3	−432.8	–
Net result for the year adjusted[4]	−76.8	11.5	−88.3	–

[1] Adjusted by the gains/losses resulting from the disposal of assets, other costs arising from the transfer of aircraft and foreign currency adjustments at the balance sheet date.
[2] Before inclusion of associated companies.
[3] Adjusted by the gains/losses resulting from the disposal of assets, other costs arising from the transfer of aircraft and foreign currency adjustments at the balance sheet date, as well as impairment gains or losses in connection with the valuation of aircraft.
[4] Adjusted by the gains/losses resulting from the disposal of assets, other costs arising from the transfer of aircraft and foreign currency adjustments at the balance sheet date, as well as impairment gains or losses in connection with the valuation of aircraft and depreciation of deferred taxes.

Against this backdrop, the EBIT of the Austrian Airlines Group declined significantly to EUR -312.1m, down from EUR 42.1m in 2007. This development is primarily related to the increase in expenses for materials and services, in particular the rise in fuel expenditure by 31.5%, to EUR 581.0m, and the considerable weakening of demand which especially impacted the company in the fourth quarter of 2008. The adjusted EBIT, which took account of one-off effects (in particular impairment losses on aircraft in use for the longer term and the depreciation of capitalised deferred tax assets) amounted to EUR -35.2m, which was also below the previous year's figure of EUR 55.7m.

Expenses for materials and services: +5.1%

The financial result of the Austrian Airlines Group improved by EUR 20.7m during the period under review, to EUR -32.5m (2007: EUR -53.2m). This development was mainly shaped by a reduction of the investment portfolio and currency-related valuations of securities as a consequence of changes in the value of the USD. On this basis, the result before tax totalled EUR -334.4m (2007: EUR +2.8m).

As of 31 December 2008, Austrian Airlines recognised one-off non-cash effects of EUR 334.4m, which are reflected in the result after taxes. Of this amount, EUR 238.4m represents an impairment loss on aircraft in use for the longer term, and EUR 96.0m relates to the depreciation of capitalised deferred tax assets.

One-off effects also burden business results

On balance, the Austrian Airlines Group posted a net result for the year of EUR -429.5m (2007: EUR +3.3m).

Earnings development (EURm)



2006
2007
2008
2006
2007
2008
-72.3
42.1
-312.1
-138.1
2.8
-334.4
Result from operating activities[1] (EBIT)
Result before tax

[1] Before inclusion of associated companies.

Revenue and operating revenue almost stable

Operating revenue

EURm	2008	2007	+/– abs.	+/– %
Flight revenue	2,361.0	2,368.6	–7.6	–0.3
Other revenue	101.3	100.0	1.3	1.3
Revenue	2,462.3	2,468.6	–6.3	–0.3
Other income[1]	68.3	82.3	–14.0	–17.0
Operating revenue	2,530.6	2,550.9	–20.3	–0.8

[1] Incl. changes in inventories and earnings from the sale of tangible and intangible assets.

Flight revenue: –0.3%

Despite a redimensioning of the long-haul segment and capacity reductions in the charter segment, total flight revenue could be kept at a relatively stable level, amounting to EUR 2,361.0m in 2008, a decline of only 0.3%. This development can be attributed to the systematic continuation of the Group's expansion in its core markets of CEE and the Middle East, which generated a disproportionately high increase in flight revenue.

Other revenue rose 1.3% to EUR 101.3m during the period under review, which is mainly related to higher revenue derived from aircraft leasing. As a consequence of the 10.1% decrease in other income from EUR 72.4m in the previous year to EUR 65.1m in 2008, which is mainly related to the lower income from the release of provisions, total operating revenue was down slightly by 0.8%, to EUR 2,530.6m.

Other revenue[1]


Revenue from service provider charges 7.1%
Other 8.4%
Sales of goods 8.1%
Aircraft leasing 25.5%
Commissions 10.4%
Handling services 13.2%
Technical services 27.3%

[1] See Note 8 for details of the Consolidated Financial Statements.

Fuel price the key cost factor in operating expenses

Once again, fuel expenditure was the most important cost factor in the Austrian Airlines Group in 2008.

On balance, operating expenses in 2008 rose by 13.3% compared to the previous year, to EUR 2,842.7m. Expenses for materials and services were up 5.1%, to EUR 1,617.5m, which is mainly related to the astronomical rise in the kerosene price, which drove up total fuel expenditure by 31.5%, or EUR 139.3m, despite a reduction in production. Moreover, the share of total operating expenses attributable to fuel costs climbed by 2.8 percentage points, to 20.4%.

Fuel expenditure: +31.5%

Fuel expenditure


+31.5%
-16.7%

	2006	2007	2008
Kerosene price (EURm)	530.0	441.7	581.0

The reason for the increase in total fuel expenditure was the price explosion for jet fuel in 2008, a development which was not even foreseen by experts. The average kerosene price for jet fuel of USD 1,070/ton[1] represents a rise of 55.6% compared to 2007. The fuel price was initially slightly above USD 918/ton at the beginning of 2008, falling slightly in January and then rising continuously throughout the year to reach a preliminary year's high of over USD 1,400/ton at the end of May. Following a slight drop in the fuel price in June, the fuel price reached a record level of USD 1,452/ton on 3 July 2008. The subsequent downward trend in fuel prices considerably eased tension on the global oil market. On 31 December 2008, the kerosene price was USD 437.75/ton.

Kerosene price: +55.6%

In 2008, the Austrian Airlines Group continued its fuel hedging programme launched in 2007, which is designed to successively hedge up to 20% of the company's annual kerosene requirements in order to level out and stabilise kerosene costs in the medium-term. Due to the increasing uncertainties on the marketplace and the volatile forecasts of experts, the Group expanded its hedging strategy in July 2008 to encompass call options, as a means of safeguarding the company's total fuel requirements for the rest of 2008 against further fuel price rises.

Hedging and fuel surcharges

[1] Average fueling costs for all Austrian Airlines Group flights in the period 1 January 2008 - 31 December 2008.

Price development of jet fuel Rotterdam (USD/t)


1,600
1,400
1,200
1,000
800
600
400
Average prices
2006 646 USD/t
2007 709 USD/t
2008 1,004 USD/t
2007
2008

In order to at least partly compensate for the higher kerosene costs, the Austrian Airlines Group began to successively impose fuel surcharges in May 2004, as did most of its competitors, which are recognised as additional revenue in the flight revenue position. However, these surcharges could only cover part of the additional costs.

Development of operating expenses in 2008 (EURm, %)


+5.1%
-0.7%
+85.6%
+14.3%
+13.3%
Compared to previous year

	Expenses for materials and services	Personnel expenses[1]	Depreciation, amortisation and impairment losses[2]	Other expenses	Total operating expenses
(EURm)	1,617.5	507.2	501.4	216.6	2,842.7

[1] The expected income from plan assets as well as the interest costs related to the allocations to provisions for pension obligations, severance payments and anniversary bonuses were reclassified from personnel expenses to financial expenses.
[2] On tangible and intangible assets.

Decrease in the number of employees

A decline in the total number of employees by 1.5% in 2008 was offset by index-linked payment adjustments stipulated by collective wage agreements. On balance, personnel expenses were down 0.7% in 2008, to EUR 507.2m.

Other expenses of the Group in 2008 amounted to EUR 216,6m, a rise of 14.3% compared to the previous year, which can primarily be attributed to foreign currency losses. Scheduled depreciation on tangible and intangible assets declined by 2.6% in 2008, to EUR 263.0m, as a result of the reduction of the long-haul fleet in the previous year. Impairment losses on aircraft in use for the longer term totalled EUR 238.4m.

Higher unit costs

The unit costs of the Austrian Airlines Group adjusted to take account of structural effects, corresponding to the total adjusted operating expenses in relation to ASK, increased by 9.0% year-on-year, to 10.21 ct/ASK (2007: 9.37 ct/ASK). The main reasons for this development were the increased fuel prices, the changed traffic mix and the decline in available passenger kilometres.

Improved employee productivity

At the same time, employee productivity (flight revenue per employee) improved in the light of virtually stable flight revenue as a consequence of the company's restrictive personnel policy.

Productivity and unit costs


+2.9%
+1.2%
+10.8%
+9.0%

2006	2007	2008	2006	2007	2008
286.5	294.9	298.3	8.46	9.37	10.21
Flight revenue/employee[1] (EUR 000)			Adjusted unit costs (ct/ASK)		

[1] Flight revenue per employee incl. off duty cases; employee headcount was adjusted to take off duty cases into account.

Significant decline in cash flow from operating activities

In the 2008 financial year, the cash flow from operating activities amounted to EUR 171.1m, or 38.2% below the level of 2007. This is chiefly related to the considerable deterioration in earnings.

The cash flow from investing activities, at EUR −42.9m in 2008, was also significantly lower than the previous year's level of EUR −173.6m. This can be attributed to the reduction in the purchases of non-current securities and lower payments for the acquisition of aircraft, other tangible and intangible assets together with the sale of non-current securities and the disposal of the Group's shareholdings in TUI Österreich GmbH & Co. KG and Wiener Börse Aktiengesellschaft.

The cash flow from financing activities fell to EUR –208.6m in the 2008 financial year (2007: EUR –400.5m), which is due to the termination of premature payments relating to aircraft purchases in the preceding year in connection with the sales of long-haul aircraft carried out in 2007.

Net cash flow

EURm	2008	2007	+/– abs.	+/– %
Net cash flow from operating activities	171.1	276.7	–105.6	–38.2
Net cash flow from investing activities	–42.9	–173.6	130.7	75.3
Net cash flow from financing activities	–208.6	–400.5	191.9	47.9
Change in cash and cash equivalents	–80.4	–297.4	217.0	73.0

Reduction in liquidity but also net debt

Taking exchange rate differences into account, cash and cash equivalents of the Austrian Airlines Group fell to EUR 141.8m in the 2008 financial year, compared to EUR 219.3m in 2007. The portfolio of securities held by the Group totalled EUR 163.8m, or EUR 42.8m below the previous year's level. Value fluctuations in the securities portfolio amounting to EUR 45.4m in 2008 were already recognised under shareholders' equity as at 30 September 2008 without recognition to profit or loss.

Net debt, net gearing



	2006	2007	2008	2006	2007	2008
	1,015.9	982.9	933.6	129.4	125.0	365.0
	Net debt[1] (EURm)			Net gearing[2] (%)		

[1] Interest-bearing liabilities less cash and cash equivalents.
[2] Net debt in relation to shareholders' equity.

Decrease in net debt

The net debt of the Austrian Airlines Group fell by EUR 49.3m in 2008, to EUR 933.6m, in the past financial year due to scheduled payments of non-current liabilities, despite the difficult market conditions prevailing during the year under review. On balance, non-current interest-bearing liabilities fell by EUR 209.7m, to EUR 759.4m. In contrast, current interest-bearing liabilities rose by EUR 82.9m, to EUR 316.0m. Net gearing (net debt in relation to shareholders' equity) climbed significantly to 365.0% as a result of the reduction in shareholders' equity, up from 125.0% in 2007.

Balance sheet structure (EURm)


2,192.3
2,840.3
2,840.3
2,192.3
Aircraft 1,527.7
1,924.3
786.5
1,288.2
765.6
255.8 Shareholders' equity
1,079.6 Non-current liabilities
856.9 Current liabilities
Other tangible assets¹ 106.3
100.9
Other non-current assets² 205.2
362.5
Cash and cash equivalents 141.8
219.3
Other current assets 211.3
233.3
2008
2007
2007
2008
(EURm)
Total assets
Shareholders' equity and liabilities

[1] Incl. Intangible assets and investments in associates.
[2] Incl. Securities and loans, other trade receivables and current assets and deferred tax assets.

Equity ratio below previous year

As at 31 December 2008, the equity ratio of the Austrian Airlines Group was 11.7%, down from the comparable figure of 27.7% at the end of 2007. This development is mainly related to the earnings situation as well as one-off effects. Similarly, the return on equity (ROE, -64.2%) and the return on capital employed (ROCE, -31.5%) both deteriorated as a consequence of the negative earnings development in comparison to the preceding year. The cash value added (CVA) amounted to EUR -232.2m, which was also below the figure of EUR -77.8m for 2007.

Value management

EURm, %	2008	2007
ROE[1]	-64.2	0.4
WACC[2]	8.0	6.0
ROTGA[3,4]	4.1	6.6
ROCE[4]	-31.5	2.6
CVA[5]	-232.2	-77.8
CVA change	-154.4	37.1

[1] Result before tax in relation to average shareholders' equity.
[2] Weighted average cost of capital.
[3] EBITDAR in relation to total gross assets (= fixed assets at the cost of acquisition less non- interest-bearing debt).
[4] NOPAT (= EBIT minus taxes) in relation to the capital employed (= shareholders' equity plus interest-bering debt less cash and cash equivalents).
[5] (ROTGA minus WACC) x total gross assets (= fixed assets at the cost of acquisition less non-interest-bearing debt).

Opportunity and risk management

For detailed information pertaining to the opportunity and risk management of the Austrian Airlines Group, refer to the section on corporate management and control as well as Note 34 of the Consolidated Financial Statements.

Segments

Despite further production cutbacks and increasingly weak demand, the number of passengers carried by the Austrian Airlines Group remained largely stable in 2008, at 10.7m. A decrease in business in the long-haul segment as a consequence of the Group's redimensioning drive was offset by growth in the strategically important short- and medium-haul segments. However, the high fuel costs enormously burdened business results. On balance, all segments had to report declining earnings. In contrast, the cargo segment developed positively, and income from aircraft leasing was considerably above the previous year's level. The scheduled services segment continues to account for the largest share (87.7%) of total revenue, making it the most important business area in the Austrian Airlines Group.

Traffic performance

The traffic performance of the Austrian Airlines Group in the 2008 financial year was strongly impacted by the termination of flight service to Australia at the end of the first quarter of 2007, and the consequences arising for the flight offering in the scheduled services and charter segments. Moreover, the global decline in demand had a negative impact on flight traffic in the last quarter of the year.

Production capacity as measured in available seat kilometres (ASK) fell by 5.4% during the period under review, to 25,130m. In the light of declining demand, reflected in the 5.8% decrease in revenue passenger kilometres (RPK), to 18,890m, the Group's passenger load factor was at 75.2%, only slightly below the previous year's figure (–0.3 percentage points) despite a difficult business environment.

More than 10m flight passengers

With a total of 10,716,249 passengers (–1.1%), the Austrian Airlines Group remained clearly above the 10 million passenger threshold. The production cutback in the long-haul segment was largely compensated by the growth generated in the short- and medium-haul segments.

Passengers carried (000, %)


-1.1%
Charter 1,351.8
1,266.4
Scheduled 9,480.5
9,449.8

	2007	2008
(000, %)	10,832.3	10,716.2

Flight traffic development over the course of the year

Considering the year 2008 as a whole, the overall flight traffic development of the Austrian Airlines Group was characterised by a production decline in all four quarters, based on the abovementioned termination of long-haul flights to Australia, the difficult conditions prevailing in the industry and the incipient slowdown in demand.

In the period January-March 2008, production (ASK) of the Group was down 14.6% on a year-on-year comparison, due to the cancellation of flight routes to Australia at the end of the first quarter of 2007. In contrast, the number of passengers carried by the Group climbed by a total of 2.0%, which is related to an expansion of capacity in the scheduled services segment for short- and medium-haul flights (+7.1%). Revenue passenger kilometres (RPK) declined 16.6% from the comparable period of 2007. On balance, this resulted in a decrease in the passenger load factor for scheduled services of 2.1 percentage points.

In the second quarter, the Group raised the number of passengers carried by 2.1%, which was primarily driven by the good development in its "Focus East" core markets. The Central and Eastern European region and the Middle East even posted an increase of 11.2% in the number of passengers carried. Capacity (ASK) was reduced by 1.4%, whereas demand (RPK) only fell by 0.3%. Accordingly, the passenger load factor in the scheduled services segment rose by 0.6 percentage points.

Considerable deterioration as of the third quarter

The Austrian Airlines Group did not manage to exploit the traditional strength of the months of July to September, and thus the third quarter of 2008 could not match the particularly successful results posted in 2007. Production (ASK) and demand (RPK) each fell by 1.6%. The number of passengers carried was down 3.1%, which was the consequence of a decline in the short- and medium-haul segment. The passenger load factor (scheduled services) was 0.5 percentage points below the 2007 figure.

Taking into consideration the unfavourable business environment and the traditionally weaker winter period, the Austrian Airlines Group reduced production as measured in available seat kilometres by 4.0% in the fourth quarter of 2008. Demand declined in line with the international trend, but fell disproportionately by 4.9%, leading to a reduction of the passenger load factor in the scheduled services segment by 1.0 percentage points.

Quarterly development of scheduled service flight traffic



Seat kilometres
Passenger kilometres
Passenger load factor
4
3
2
1
bn km
85%
80%
75%
70%
65%
60%
PLF%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Short- and medium-haul
Long-haul

Overall traffic performance

		2008	2007	+/- %
Passengers carried		10,716,249	10,832,305	-1.1
Block hours		325,820	326,822	-0.3
Available seat kilometres (ASK)	(000)	25,130,148	26,551,750	-5.4
RTK	(000)	2,400,472	2,559,671	-6.2
ATK	(000)	3,235,696	3,448,798	-6.2
Sector flights		162,399	164,139	-1.1
Total tons		142,624	149,535	-4.6

Segment classification remains unchanged

Scheduled, charter and complementary services

According to IFRS, the business segments of the Austrian Airlines Group are classified as scheduled services, charter and complementary services. The scheduled flights of the Group operate under the Austrian and Austrian arrows brand names, whereas the flight offering in the charter flight segment is marketed under the "Lauda Air – The Austrian way to holidays" brand. Irrespective of the sales brand, production revenue in both the scheduled services and charter segments is generated by the two production companies, i.e. Austrian, created following the merger of the flight operations of Austrian Airlines with Lauda Air, along with Austrian arrows (Tyrolean Airways). Since the demand curves for scheduled and charter traffic are broadly complementary when considered on a seasonal basis, this structure allows for better management and optimised utilisation of required capacities. This is particularly true at weekends and during holiday periods.

Short- and medium-haul routes



Chicago
Toronto
New York
Washington
Oslo
Stockholm
Helsinki
Tallinn
St. Petersburg
Gothenburg
Riga
Moskow
Nizhniy Novgorod
Ekaterinburg
Copenhagen
Vilnius
Minsk
Hamburg
Hanover
Berlin
Warsaw
London
Amsterdam
Brussels
Dusseldorf
Leipzig-Halle
Dresden
Cologne
Kiev
Kharkov
Beijing
Mumbai
Delhi
Tokyo
Bangkok
Nuremberg
Krakow
Ostrava
Lviv
Paris
Luxembourg
Stuttgart
Munich
Prague
Vienna
Linz
Kosice
Salzburg
Budapest
Baia Mare
Chisinau
Dnepropetrovsk
Donetsk
Altenrhein
Innsbruck
Graz
Klagenfurt
Cluj
Iasi
Odessa
Rostov
Basel
Zurich
Verona
Ljubljana
Timisoara
Sibiu
Geneva
Lyon
Milan
Venice
Zagreb
Belgrade
Bucharest
Krasnodar
Astana
Split
Sarajevo
Sochi
Nice
Bologna
Varna
Dubrovnik
Ohrid
Sofia
Florence
Podgorica
Pristina
Bourgas
Barcelona
Rome
Tirana
Skopje
Istanbul
Tbilisi
Madrid
Naples
Thessaloniki
Yerevan
Baku
Ankara
Athens
Erbil
Aleppo
Tehran
Larnaca
Damascus
Tripoli
Tel Aviv
Cairo
Dubai
Jeddah
Riyadh

Long-haul routes



Vienna
Toronto
Chicago
Washington
New York
Beijing
Tokyo
Delhi
Dubai
Mumbai
Bangkok

Summer timetable 2008 incl. Codeshare Partner.
● Austrian Airlines Destinations
○ Codeshare Destinations

Scheduled services remains the top segment

As the most important segment of the Austrian Airlines Group, scheduled services contributed EUR 2,159.0m to total Group revenue in the 2008 financial year. This represented a rise of 0.3% compared to the previous year's level of EUR 2,152.1m, despite production cutbacks in long-haul flights. With an 87.7% share of revenue (2007: 87.2%), scheduled services continued to comprise the undisputed core segment of the Austrian Airlines Group in 2008.

Due to reduced long-haul capacity and production cutbacks for medium-haul flights, revenue of the charter segment fell 6.7% year-on-year, to EUR 202.0m (2007: EUR 216.5m). As a result, the share of overall Group revenue attributable to the charter segment declined by 0.6 percentage points, to 8.2% (2007: 8.8%).

Revenue of the complementary services segment, which includes revenue from Austrian Airline Group subsidiaries, handling for third parties at Vienna Airport and aircraft leasing, rose by EUR 1.3m in 2008, to EUR 101.3m. This is chiefly related to higher income from aircraft leasing. This segment's share of total Group revenue rose by 0.1 percentage points, to 4.1%.

Revenue by segment



Complementary services 4.1%
Charter 8.2%
Scheduled 87.7%

Scheduled services segment

The scheduled services segment encompasses the entire scheduled flight traffic of the Austrian Airlines Group, including any additional services performed in the course of scheduled traffic (cargo, mail, excess baggage, etc.). The strategic geographical regions in the Austrian Airlines Group network are the "Focus East" core markets of Central and Eastern Europe and the Middle East, as well as Asia.

Detailed data on strategic geographical regions

In its half-year financial report for the first six months of 2008, the Austrian Airlines Group became one of the first airlines to publish detailed data on flight traffic to specific geographical regions. Thus the scheduled services segment classified according to long-haul as well as short- and medium haul flights, which in turn are subdivided into "Focus East" (CEE and Middle East) and the Rest of Europe, including domestic.

The business development of the scheduled services segment in the 2008 financial year was impacted by long-haul route closures to destinations in Australia in the first quarter of 2007, as well as the impending global decline in flight demand. These effects were partially compensated by the expansion of short- and medium-haul flight traffic.

On balance, available seat kilometres declined by 4.7% in the period under review, to 22,129.4m, and demand (revenue passenger kilometres) was down 5.6%, to 16,457.9m (2007: 17,431.6m). Therefore, the passenger load factor on scheduled services amounted to 74.4%, or 0.7 percentage points below the 2007 level. The number of passengers carried totalled 9,449,813 (–0.3%), close to the previous year's figure.

Stable passenger volume

Scheduled traffic[1]

		2008	2007	+/– %
Passengers carried		9,449,813	9,480,519	–0.3
Long-haul		1,164,981	1,285,575	–9.4
Short- and medium-haul		8,284,832	8,194,944	1.1
– Focus East[2]		3,269,575	3,079,906	6.2
– Rest of Europe[3]		5,015,257	5,115,038	–2.0
Passenger kilometres	(000)	16,457,899	17,431,603	–5.6
Long-haul	(000)	8,545,582	9,757,330	–12.4
Short- and medium-haul	(000)	7,912,317	7,674,273	3.1
– Focus East[2]	(000)	4,073,632	3,739,613	8.9
– Rest of Europe[3]	(000)	3,838,685	3,934,661	–2.4
Available seat kilometres	(000)	22,129,400	23,219,029	–4.7
Long-haul	(000)	10,424,837	11,874,950	–12.2
Short- and medium-haul	(000)	11,704,563	11,344,079	3.2
– Focus East[2]	(000)	5,976,571	5,446,626	9.7
– Rest of Europe[3]	(000)	5,727,991	5,897,452	–2.9
Passenger load factor	%	74.4	75.1	–0.7P.
Long-haul	%	82.0	82.2	–0.2P.
Short- and medium-haul	%	67.6	67.6	0.0P.
– Focus East[2]	%	68.2	68.7	–0.5P.
– Rest of Europe[3]	%	67.0	66.7	0.3P.
RTK	(000)	2,165,890	2,306,193	–6.1
Long-haul	(000)	1,316,297	1,482,749	–11.2
Short- and medium-haul	(000)	849,592	823,444	3.2
– Focus East[2]	(000)	442,017	406,100	8.8
– Rest of Europe[3]	(000)	407,575	417,344	–2.3
ATK	(000)	2,929,837	3,103,782	–5.6
Long-haul	(000)	1,607,668	1,834,629	–12.4
Short- and medium-haul	(000)	1,322,169	1,269,153	4.2
– Focus East[2]	(000)	680,724	613,663	10.9
– Rest of Europe[3]	(000)	641,445	655,490	–2.1
Overall load factor	%	73.9	74.3	–0.4P.
Long-haul	%	81.9	80.8	1.1P.
Short- and medium-haul	%	64.3	64.9	–0.6P.
– Focus East[2]	%	64.9	66.1	–1.2P.
– Rest of Europe[3]	%	63.5	63.6	–0.1P.
Block hours		297,075	295,334	0.6
Freight tons		131,854	138,559	–4.8
Post tons		10,559	10,666	–1.0
Total tons		142,413	149,225	–4.6

1) 2007 incl. Slovak Airlines.
2) CEE and Middle East.
3) Incl. domestic.

Production cutback on long-haul routes

Due to a 12.2% reduction in capacity on long-haul routes, the number of passengers on long-haul flights fell by 9.4% during the 2008 financial year, to 1.165,0m. In turn, this resulted in a decrease in total passenger kilometres of 12.4%, to 8,545.6m. However, the expansion of Business Class services in the long-haul fleet led to an overall increase in the share of Business Class passengers to 11.3%, a rise of 0.6 percentage points.

Viewed according to specific destinations, the development of flight traffic varied depending on specific market conditions. North Atlantic routes were negatively affected by the financial crisis in the USA and the ongoing weakness of the US dollar during the first half of 2008. The tightened visa restrictions for Chinese citizens in advance of the 2008 Summer Olympics in Beijing also had a negative impact on business. On balance, the passenger load factor fell slightly to 82.0%, from the previous year's level of 82.2%.

Positive development on short- and medium-haul routes

In contrast, business in the short- and medium-haul segment developed positively in the 2008 financial year. The 1.1% increase in the total number of passengers carried, to 8,284,832 reflects varying degrees of success, depending on the specific geographical region under consideration.

The number of passengers carried by the Austrian Airlines Group to the "Focus East" core region rose by 6.2%, to 3,269,575, taking account of a 9.7% increase in production (ASK). The share of Business Class passengers as a percentage of total passenger volume remained stable at 11.5%, and the passenger load factor also stabilised at 68.2%. In particular, Middle Eastern routes of the Austrian Airlines Group achieved disproportionately high growth in respect to Business Class passengers. This trend once again confirms the effectiveness of the strategic orientation on the "Focus East" region (CEE and Middle East).

In addition to the abovementioned decline in production, business to the rest of Europe, including domestic flights in Austria, was particularly impacted by the intensive competition of Low Cost Carriers. On balance, the number of passengers carried totaled 5,015,257, or 2.0% below the level of 2007. The reduction in available seat kilometres by 2.9%, to 5,727,991 was accompanied by declining demand (RPK), which fell 2.4%, to 3,838,685, helping to improve the passenger load factor on short- and medium-haul routes by 0.3 percentage points, to 67.0%.

Ongoing strong transfer traffic at the Vienna hub

The Austrian Airlines Group continued to expand its medium-haul route capacity during the period under review despite a challenging market environment. The Group accounted for 49.6% of the total passenger volume at Vienna Airport, by far the largest share of any carrier.

Focus on secondary markets

In order to further promote transit traffic as an integral part of its overall business strategy, the Austrian Airlines Group is continuing to focus on secondary market destinations with medium-sized passenger volumes subject to less intense competition, and the bundling of the resultant streams of transfer passengers. In the 2008 financial year, transfer passengers comprised 60% of the total scheduled passenger volume.

"Focus East" – expansion of specialist role

Within the framework of its "Focus East" strategy, the Austrian Airlines Group continued to expand its flight connections to its core markets in the "Focus East" region (CEE and Middle East) in 2008. The Group successively strengthened its position in its core markets, adding Nizhniy Novgorod, Sochi, Baia Mare and Erbil (resumption of service) to its route network in April, and incorporating Jeddah and Riyadh as new destinations starting in October 2008. Once again, the Austrian Airlines Group confirmed its pioneering role as "first mover" in Central and Eastern Europe.

New destinations

In the past financial year, the Austrian Airlines Group also initiated its first flights featuring the new Premium Service, a high quality long-haul product on medium-haul flights with a special focus on service and quality , flown on specially refitted Airbus A320 aircraft. The Premium Service is offerered on flights to Damascus, Astana, Tehran, Cairo, Dubai, Erbil as well as Riyadh und Jeddah.

Launch of Premium Service flights

In addition to adding numerous new destinations, the Austrian Airlines Group also further expanded production on existing flight routes. For example, capacity was increased to Bucharest, Krasnodar, Donetsk, Kharkov as well as to Kiev and Belgrade in cooperation with partner airlines.

Internal optimisation based on route adjustments

In the light of the tense economic environment and strained conditions in the airline industry, the Group also implemented initial measures to optimise internal business operations by making targeted route adjustments in the scheduled services segment. Accordingly, flights to London City Airport were terminated as of August 2008, and individual frequencies to Western European destinations were reduced in the winter flight schedule 2008/2009. Flight capacities to Tirana, Yerevan and Tbilisi were adjusted, whereas flight service to Riga was also terminated in October. Chicago is now longer a destination in the winter flight schedule 2008/2009, and the number of flights to New York and Washington were reduced as of January 2009. The Austrian Airlines Group was also forced to terminate flight service to Colombo due to the political turbulence. Seasonal flight connections to the Maldives were converted to non-stop flights.

Scheduled service revenue by geographical region



Long-haul
27.2%
Focus East[1]
32.7%
Rest of
Europe[2] 40.1%

[1] CEE and Middle East.
[2] Incl. domestic.

Stable revenue from scheduled flights

On balance, total revenue of the Austrian Airlines Group from the scheduled services segment was at the same level as in the previous year despite structural effects, amounting to EUR 2,159.0m (+0.3%). Strong growth in the "Focus East" markets led to a 13.9% increase in revenue from this region, to EUR 706.0m. Business in the rest of Europe including domestic was negatively impacted by a decline in demand and strong competition from Low Cost Carriers. Nevertheless, revenue from this region remained virtually stable, totalling EUR 866.7m (–2.2%). At the same time, in the light of stable flight revenue and the RPK effect, unit revenue (flight revenue per RPK) in the scheduled services segment rose by 6.3%.

Taking a closer look at total Group revenue, the strategic core markets of Central and Eastern Europe and the Middle East, as defined by the "Focus East" strategy, once again posted the highest growth rates.

Cargo segment

Despite the structural effects arising from the redimensioning of long-haul flight service in 2007, the Austrian Airlines Group came close to generating the same freight volume as in the previous year. The good development in the medium-haul segment even resulted in an overall increase in revenue.

Development of cargo volume (tons, %)


-12.5%
-4.9%
-14.8%
-1.0%
-12.7%
-4.6%
Compared to previous year

2006	2007	2008	2006	2007	2008	2006	2007	2008
158,765	138,868	132,065	12,519	10,667	10,559	171,284	149,535	142,624
Freight tons			Post tons			Total tons		

On balance, total airfreight revenue of the Group increased by 2.8%, to EUR 139.2m. In this regard, the significant rise in the cost of aircraft fuel could be partly passed on to end customers by means of fuel surcharges.

Further expansion of the cargo business

The cargo segment of the Austrian Airlines Group is being continually expanded in line with growing scheduled flight service to Central and Eastern European markets and to the Middle East. This should be achieved primarily through cooperation in the freight-only segment and expansion of the road feeder service i.e. combined cargo traffic comprising air cargo and road-based transport.

The Group once again expanded medium-haul route capacity and frequencies in the year under review. In particular, the expansion drive into Central and Eastern Europe was positively received by the market, further strengthening the position of the Austrian Airlines Group as the leading network carrier to and from Central and Eastern Europe.

Austrian Cargo as the leading network carrier

Further improvement in market standing and products

Austrian Airlines is able to offer its special product named "Cool" throughout the Group starting in 2009. This breakthrough was made possible by the optimisation of the logistics chain and completion of the required preparatory work in 2008. The product "Priority", a premium product offered by the Group, achieved a 11.9% increase compared to 2007, as measured by the number of shipments. In 2008, the "Priority" premium product already accounted for 11.8% of all cargo shipments.

Numerous awards

In the 2008 financial year, Austrian Cargo once again reaffirmed its position as a leading international player in terms of the quality of its products. Austrian Cargo was impressively ranked as the number one air cargo specialist in Europe in a quality assessment performed by the globally active "Cargo 2000" panel, which regularly evaluates performance. Quality awards granted by prominent transport and shipping companies underline the high level of commitment of Austrian Cargo to ensure high quality service. In October 2008, Schenker & Co AG named Austrian Cargo the "Carrier of the Year". At the Air Cargo Awards 2008, Austrian Cargo was awarded first place in the IATA region Europe & Russia, and second place in the overall ranking. It also won the outstanding second place award for a cargo carrier in the category "Price-performance ratio", confirming the success of Austrian Cargo.

Scheduled services segment

Earnings development and balance sheet (EURm)	2008	2007	+/- %
External revenue	2,159.0	2,152.1	0.3
Other income	59.9	72.0	-16.8
Operating revenue	2,300.7	2,310.1	-0.4
Operating expenses	2,587.1	2,291.4	12.9
EBITDAR[1]	227.9	330.8	-31.1
Result from operating activities (EBIT)	-286.4	18.7	-
Total assets	1,949.3	2,361.5	-17.5
Net debt	1,482.4	1,572.1	-5.7
Segment investments	49.0	139.6	-64.9

[1] Result from operating activities (EBIT) before associates, depreciation and leasing expenses.

Scheduled service EBIT below 2007

In the light of increasing unit costs, the EBIT of the scheduled services segment in the 2008 financial year declined despite stable flight revenue to EUR -286.4m, down from EUR 18.7m in 2007. This development can be primarily attributed to external factors such as the astronomically high fuel prices and the significant decline in demand as well as one-off effects.

Charter segment

In the charter segment, the holiday flight activities of the Austrian Airlines Group are bundled under the "Lauda Air – The Austrian way to holidays" brand. The majority of production in this segment in 2008 was flown with six B737-800 jets and one Airbus A321 aircraft, providing standardised fittings and fixtures corresponding to economy class travel. As in the scheduled services segment, the charter segment deploys aircraft capacities available at all production companies of the Austrian Airlines Group.

346 different charter routes

In the 2008 financial year, the Austrian Airlines Group once again implemented targeted capacity adjustments in the charter segment, where one additional aircraft was generally deployed in comparison to 2007. All in all, the Group operated 346 different routes in the charter segment in 2008, with available seat kilometres (ASK) 10.0% lower than in the preceding year, at 3,000.7m, due to the broad-based reduction in long-haul routes and production cutbacks in medium-haul flight service. In contrast, the total number of passengers carried by the charter segment was down only 6.3%. Production was successively marketed in 2008, leading to an improvement in the passenger load factor by 2.5 percentage points, to 81.0%.

Charter traffic

		2008	2007	+/– %
Passengers carried		1,266,436	1,351,786	–6.3
Block hours		28,745	31,488	–8.7
Available seat kilometres	(000)	3,000,748	3,332,721	–10.0
RTK	(000)	234,582	253,478	–7.5
ATK	(000)	305,859	345,016	–11.3

Improved passenger load factor on medium-haul flights

The number of medium-haul passengers fell by 5.7% in 2008, whereas production as measured by available seat kilometres (ASK) declined by 7.2% from 2007. As a consequence, the passenger load factor improved by 2.8 percentage points, to 81.1%. The most important target destinations were Greece, Turkey, Egypt and Spain. Production even doubled on flights to Turkey. The number of passengers carried in the long-haul segment fell by 50.7% compared to the previous year, due to the fact that long-haul destinations were widely terminated and flights were subsequently carried out on a selective basis. The winter flight schedule 2008/2009 will continue to include popular destinations such as the Dominican Republic and Kenya.

The most important sales channels for the charter products marketed by the Austrian Airlines Group continue to be the major tour operators TUI Österreich, Bentour, Rewe Touristik, Inghams, TCA (Thomas Cook), Reiseladen, First Choice Austria, and Jetmarket-Seniorenreisen.

Low-cost airlines increase pressure

As low-cost airlines continue to concentrate their activities on the tourist market, demand in the charter segment is shifting from the sale of seats to chain and one-off charter flights to single-seat sales, which now account for around 7.7% of the Group's total charter segment revenue. To effectively deal with this trend, airlines require more flexible planning, but must also market a larger proportion of aircraft seats at their own risk. The Austrian Airlines Group is reacting to this development by means of a targeted selection of charter destinations using single seat sales to optimise revenue.

Charter service revenue by geographical region


Long-haul
2.6%
Focus East[1]
34.3%
Rest of
Europe[2] 63.1%

[1] CEE and Middle East.
[2] Incl. domestic.

Revenue of the charter segment fell by 6.7% during the period under review, to EUR 202.0m. All in all, demand for charter flights remained stable despite difficult market conditions.

Charter revenue: EUR 202.0m

Charter segment

Earnings development and balance sheet (EURm)	2008	2007	+/- %
External revenue	202.0	216.5	-6.7
Other income	5.6	7.3	-23.3
Operating revenue	211.4	227.7	-7.2
Operating expenses	241.4	225.7	7.0
EBITDAR[1]	23.5	36.5	-35.6
Result from operating activities (EBIT)	-30.0	2.0	-
Total assets	9.6	11.7	-17.9
Net debt	5.5	7.1	-22.5
Segment investments	-	-	-

[1] Result from operating activities (EBIT) before associates, depreciation and leasing expenses

Due to the cancellation of long-haul flights for the most part and the production cutbacks on medium-haul routes, operating revenue in the segment in the past financial year amounted to EUR 211.4m, a decline of 7.2% compared to 2007. EBIT totaled EUR -30.0m, compared to an EBIT of EUR 2.0m in the preceding year.

Complementary services segment

In addition to its airlines, the Austrian Airlines Group also includes numerous upstream and downstream companies offering pre-flight and post-flight transport and tourism services as well as financial and insurance companies. These firms perform their services on behalf of the Group but also for cooperation partners and non-Group companies in the aviation and tourism industries. The results of all these subsidiaries are reported in the complementary services segment of the Austrian Airlines Group. Moreover, this segment also covers third-party passenger handling at Vienna Airport, aircraft leasing, etc. Details pertaining on the equity interests of the Group are contained in Note 37 of the Consolidated Financial Statements.

Complementary services segment

Earnings development and balance sheet (EURm)	2008	2007	+/- %
External revenue	101.3	100.0	1.3
Other income	2.8	3.0	-6.7
Operating revenue	285.0	284.8	0.1
Operating expenses	280.7	279.9	0.3
EBITDAR[1]	5.4	5.9	-8.5
Result from operating activities (EBIT)	4.3	4.9	-12.2
Total assets	1,107.2	1,252.8	-11.6
Net debt	835.8	858.0	-2.6
Segment investments	73.2	71.0	3.1

[1] Result from operating activities (EBIT) before associates, depreciation and leasing expenses.

Increased revenue from aircraft leasing

Revenue from aircraft leasing in 2008 rose by EUR 11.2m, to EUR 25.8m. At present two Airbus A340 and one Airbus A330 are being leased out by the long-haul fleet, and one Boeing 737 and three Embraer 145 jets are being leased out from the medium-haul fleet. The Group generated revenue of EUR 13.4m from third-party handling in the past financial year. The Austrian Airlines Group processed 65% of all passengers departing from Vienna Airport in 2008. The Group lost a number of carriers as customers which had terminated their flight service to Vienna, namely Spanair, Air One, CSA and Estonian Air, but won Egypt Air as a new customer as well as all as individual charter flights within the framework of EURO 2008. The most efficient use of ground staff and additional profit contributions from third-party handling also enabled the Group to optimise its internal cost structures. This underlines the ongoing importance of the handling business for the Austrian Airlines Group.

Revenue from technical services decreased from EUR 34.6m in 2007 to EUR 27.7m in 2008, which is mainly related to the revenue decline following the liquidation of the Swissair Technik component pool and lower revenue from component processing.

EBIT contribution from complementary services: EUR 4.3m

As a result of increased aircraft and personnel leasing, operating revenue of the complementary services segment rose slightly in 2008 by 0.1%, to EUR 285.0m. The share of total operating revenue in the Austrian Airlines Group generated by the complementary services segment was also slightly higher than in the previous year, at 11.3% (2007: 11.2%). The EBIT of this segment was down 12.2% year-on-year, to EUR 4.3m.

Outlook

Against the backdrop of an extremely demanding business environment which continues to feature economic stagnation and declining demand, the Austrian Airlines Group is maintaining its reliance on implementing its "Focus East" strategy as well as the consistent harmonisation of the fleet and the optimisation of all business areas. Various internal optimisation measures, in particular the cancellation of individual routes and the reduction in frequencies, have already been carried out or initiated. The planned partnership with Lufthansa represents a decisive impetus to the sustainable securing of the company's future. A drastic redimensioning of the entire company will have to take place if this transaction is not carried out.

2009: intensified downturn

Economic experts forecast a further decline in global growth rates in 2009. Once again, the USA will play a decisive role. Concerns focus on the serious financial and banking crisis arising from the subprime mortgage crisis, as well as the over-indebtedness of many U.S. households based on the excessive use of credit cards.

Analysts anticipate close to zero economic growth for the U.S. economy and for the Eurozone in 2009. The Austrian economy is expected to perform somewhat better than the rest of the Eurozone as a whole.

According to the Institute for Advanced Studies (IHS) in Vienna, the American economy will shrink by ¾ percent[1], whereas the Eurozone is expected to shrink by ½ percent[1]. The Austrian Institute of Economic Research (WIFO) has a more pessimistic outlook, predicting a negative economic growth of 1.2 percent[2] for the Eurozone.

In 2009, the European airline market will be characterised by ongoing intensive competition, a streamlining of excess capacities and a continuation of the consolidation process in the sector. The International Air Transport Association (IATA) expects the chronic crisis in the industry to persist, accompanied by the least favourable market

[1] Source: Institute for Advanced Studies (IHS), Vienna, press release issued on 18 December 2008 entitled: Press Information: Economic Outlook for the Austrian Economy 2008-2010.
[2] Source: Austrian Institute of Economic Research, press release issued on 18 December 2008 entitled The European Economy in Recession – Domestic Policy Action Cushioning the Downturn. Economic Outlook for 2009 and 2010.

Aviation industry under pressure

conditions in the last fifty years, predicting losses of USD 2.5 billion for the entire airline branch. External factors will continue to shape the development of the airline industry. The volatile opinions voiced by experts make it extremely difficult to develop any reliable predictions in respect to fuel prices. The high hedging share of numerous airlines which was built up during the course of 2008 could prove to be a major challenge in 2009.

Going concern principle

The Board of Management assumes that the contracts concluded with Lufthansa on 5 December 2008 will be implemented on schedule, and that liquidity and equity-enhancing measures amounting to EUR 500m will be subsequently carried out. If the preconditions underlying the agreements are not fulfilled or are fulfilled at too late a time, the Board of Management will not be able to assume the continuing existence of the company without alternative financing. Considerable uncertainties exist in this respect.

Persistent internal optimisation

In the light of the tense market situation, Austrian Airlines launched a programme to optimise internal business operations in the summer of 2008. Initially, the company decided to cancel flights to London City Airport, Riga and Luxembourg, and to reduce flight frequencies in Western Europe, primarily in the winter season. Chicago was no longer included as a destination in the winter flight schedule 2008/2009, and the number of flights to New York and Washington were reduced as of the beginning of 2009. As a consequence, the Austrian Airlines Group cut back its overall production by about 5% compared to the original business plan for the winter season 2008/2009. Three fewer aircraft than planned will be generally used in 2009. Moreover, measures leading to cost savings of approximately EUR 50m were developed, which were partially implemented in 2008 and will be fully carried out in 2009. They impact all operational business units and overhead, and also involve a hiring freeze. Above and beyond these cost reduction measures, further internal optimisation measures in the triple digit million euro range will be a focal point of the Group's efforts to stabilise earnings.

Harmonisation of the regional fleet

In September 2008, the Austrian Airlines Group signed an agreement to purchase four Bombardier Q400 Nextgen aircraft and took options on two additional aircraft. When put into service in the year 2010, these aircraft will replace two fifty-seat Dash 8-300 turboprops and two fifty-seat CRJ200 jets. The new aircraft represent a further step in the harmonization of the regional fleet.

"Focus East" and Premium Service

Important value driver

The Austrian Airlines Group is determined to continue pursuing its strategy of promoting the two value drivers, "Focus East" and Premium Service, and the related focus on regions with less cyclical vulnerability and high business potential.

Target: finalise partnership with Lufthansa

With the signing of the contractual agreements on 5 December 2008 stipulating the sale of ÖIAG's 41.56% stake in Austrian Airlines AG to Deutsche Lufthansa AG, an important step has been taken to ensure the sustainable future of the Austrian Airlines Group. However, the transaction is subject to the approval by the European Commission under EU Competition Law as well as its approval of the restructuring aid. Moreover, Lufthansa has defined a 75% threshold for its stake in the Austrian Airlines Group, including the ÖIAG shares, within the context of its planned public takeover offer. From today's perspective, a decision on the proposed transaction is expected by the middle of 2009.

Own brand, crew and fleet

The potential partnership with Lufthansa is designed to maintain the legal independence of the Austrian Airlines Group as a subsidiary of Lufthansa headquartered in Austria, with its own brand, crew and fleet. The Austrian Airlines Group will be able to profit from the economies of scale, market presence and competitive strength of Lufthansa, as well as the optimal exploitation of synergy effects. The integration in the multi-hub system of Lufthansa will represent a strategic cornerstone in the further developing and strengthening of the Austrian Airlines Group. In particular, the partnership would also expand the product offering for customers and also increase access to important international passenger flows.

Enhanced sales capabilities

In addition to more favourable terms and conditions in procurement, the Austrian Airlines Group also expects a significant improvement in its structurally related sales weaknesses. The fundamentally attractive long-haul offering of the Austrian Airlines Group will be further strengthened by joint sales activities. Short- and medium-haul destinations will also benefit from the optimisation of jointly served routes, the increased market presence of destinations which are only offered by the Austrian Airlines Group and the optimisation of flight traffic between Germany and Austria.

Significant events after the balance sheet date

Several changes were made in the composition and division of responsibilities on the Board of Management of Austrian Airlines AG during the first months of 2009. CEO Alfred Ötsch, has resigned his mandate as of 31 January 2009. His duties on the Board of Management were taken over by the COO Peter Malanik and CCO Andreas Bierwirth. In its extraordinary meeting held on 9 February 2009, the Supervisory Board has appointed Peter Malanik and Andreas Bierwirth as members of the Board of Management with equal rights.

In order to ensure sufficient liquidity in the current economic crisis and compensate for the expected decline in earnings, time-limited measures valued at about EUR 225m were initiated.

On 19 February 2009, the Board of Management of Austrian Airlines published a notice of loss in accordance with § 83 Austrian Stock Corporation Act, in which the monthly reporting for January 2009, based on the preliminary financial statements set up according to the Austrian accounting principles as at 31 December 2008, determined a cumulative loss on the part of the Austrian Airlines Group as at 31 January 2009 amounting to half of the company's total issued share capital. For this reason, the Annual General Meeting originally scheduled for 15 May 2009 will be moved forward to an earlier date, namely on 14 April 2009.

Note 42 of the Consolidated Financial Statements provides further details on significant events after the balance sheet date.


11,000 m
above you there's a
Viennese café
flying by.


Austrian

Fleet

In addition to the optimal deployment of the existing fleet and the systematic coordination of available resources, an important target of the fleet management efforts of the Austrian Airlines Group remains the reduction in the number of aircraft brands and types which it deploys. This purpose of this strategy is to enable the Group to consistently take advantage of the operational and economic advantages of a largely homogenous fleet. All decisions relating to the disposal of excess aircraft capacity or the acquisition of new aircraft are made in line with this approach. A further priority is operating according to the highest safety standards, which was once again confirmed in the past financial year by an IATA safety audit.


12
fleet families
2001
5
fleet families
2008

Continuation of fleet harmonisation drive

As at 31 December 2008, the fleet of the Austrian Airlines Group consisted of five high-performance aircraft brands ("families") with 12 different types. Accordingly, the measures implemented to reduce the Group's diverse range of aircraft families have already had a perceptible effects. Before launching its systematic harmonisation drive in the year 2001, the fleet of the Austrian Airlines Group still relied on 12 aircraft families and 22 different types of aircraft. With its 99 aircrafts of different types and sizes, the Austrian Airlines Group is in a position of using the most optimally suited aircraft for each individual route.

Minimising the diversity of brands and aircraft types

The main priority of the strategic fleet management of the Austrian Airlines Group is the pro-active management of fleet-related business risks. The number of aircraft brands and types used in the fleet comprises one of the most important cost factors in respect to acquisition, operation and maintenance. For this reason, a crucial goal is to ensure a homogenous and thus cost-efficient fleet structure. Moreover, concentrating on the lowest possible number of families and types results in considerable competitive advantages at an operational level, as well as increased operational flexibility.

The Austrian Airlines Group invested a total of EUR 97.5m in the course of the 2008 financial year for the purchase and modernisation of aircraft, reserve engines and rotables as well as on modifications.

Fleet structure[1]

Scheduled fleet	Owned outright	Finance lease	Operating lease	Total 2008	Total 2009[2]
Dash 8-300	9	2	–	11	11
Dash Q400	10	–	–	10	10
Canadair Jet	13	–	–	13	12
Fokker 70	8	1	–	9	9
Fokker 100	15	–	–	15	15
A319	–	7	–	7	7
A320	1	7	–	8	8
A321	2	3	–	5	5
B737	1	3	–	4	3
Short- and medium-haul	59	23	–	82	80
B767	1	3	2	6	6
B777	–	4	–	4	4
Long-haul	1	7	2	10	10
Total scheduled	60	30	2	92	90
Charter fleet					
A321	–	1	–	1	1
B737	–	6	–	6	7
Total charter	–	7	–	7	8
Total	60	37	2	99	98

[1] All figures relate to the balance sheet date, December 31, 2008, and include aircrafts in operational use, incl. replacement aircraft for irregularities and maintenance downtimes.
[2] The fleet structure reflects the current state of planning as at 31 December 2008. Deviations may occur in the 2009 financial year as a result of changed business environment.

Long-haul flights exclusively with Boeing aircraft

In order to reduce excess capacity in the long-haul segment and streamline the fleet, two Airbus A340-300 and one Airbus A330-200 were leased out of the Austrian Airlines Group as of December 2008. As a result, the Group now relies exclusively on Boeing aircraft (B767 and B777) for its long-haul flights.

One Boeing 737-600 and three Embraer 145 from the company's short- and medium-haul fleet were leased out of the Austrian Airlines Group. One Fokker F100, which had been operated by Slovak Airlines until January 2007, was refitted for Austrian arrows and has been in use on short-haul flights since November 2008. At the end of March 2008, one Dash 8-300, which had already been leased to Caribbean Airlines within the context of a leasing contract with a purchase agreement, was transferred into the possession of the airline. In November 2008, Austrian Airlines Group sold another Dash 8-300 to the Canadian airline Air Inuit. With these exceptions, no other aircraft were disposed of or acquired during the period under review.

Disposal of two Dash 8-300

In September 2008, the Austrian Airlines Group signed an agreement to purchase four Bombardier Q400 Nextgen aircraft and took options on two additional aircraft. When put into service in the year 2010, they will replace two fifty-seat Dash 8-300 turboprops and two fifty-seat CRJ200 jets. The new aircraft represent a further step in the harmonisation of the regional fleet.

Further harmonisation of the regional fleet


11,500 km
Range of a Boeing 777-200ER
(approximate range)

Technical annotations of aircraft types

Aircraft type	Manufacturer	Engine type	Weight[1]	Seats[2]	Dimensions[3]	Range[4]
Q300	Bombardier	PW 123B	19,505 kg	50	25.68/7.49/27.43	1,085 km
Q400	Bombardier	PW 150A	28,998 kg	72	32.83/8.34/28.42	1,600 km
CRJ200	Bombardier	CF 34- 3B1	23,995 kg	50	26.77/6.29/21.33	2,060 km
F70	Fokker	RR Tay Mk 620-15	41,730 kg	75 C/Y	30.9/8.5/28.1	2,740 km
F100	Fokker	RR Tay Mk 650-15	44,450 kg	100 C/Y	35.5/8.5/28.1	2,000 km
A319	Airbus	CFM 56-5B6/B	68,000 kg	132 C/Y	33.8/11.8/34.1	4,500 km
A320	Airbus	CFM 56-5B4/2P	77,000 kg	159 C/Y	37.6/11.8/34.1	4,300 km
A321	Airbus	CFM 56-5B1/2P	89,000 kg	193 C/Y	44.5/11.8/34.1	3,500 km
B737-600	Boeing	CFM 56-7B22/2	58,967 kg	111 C/Y	31.2/12.5/34.3	2,200 km
B737-700	Boeing	CFM 56-7B24/2	70,080 kg	132 C/Y	33.6/12.6/34.3	4,440 km
B737-800	Boeing	CFM 56-7B27	77,999 kg	158 C/Y	39.5/12.5/34.2	4,200 km
B767-300ER	Boeing	P&W 4060	186,883 kg	225 C/Y	54.94/15.85/47.57	9,800 km
B777-200ER	Boeing	GE 90-90 B	294,835 kg	307 C/Y	63.7/18.8/60.9	11,500 km

[1] Maximum Take-Off Weight (MTOW); in aircraft types with several different MTOWs, the highest figure has been taken.
[2] In aircraft types with several different seating revisions, the most frequent figure has been taken.
[3] Length/height/wingspan in metres.
[4] Approximate figures: can vary depending on weather conditions and load.

IATA confirms highest safety standards

The Austrian Airlines Group is one of the world's leading airlines in terms of its quality and safety standards, which has also been confirmed by external evaluations. During the period under review, the Austrian Airlines Group once again took part in an IOSA (IATA Operational Safety Audit) evaluation and fulfilled all the required criteria.

IOSA is the first internationally recognised system of checks designed to evaluate the flight operations processes, flight and maintenance technology employed, cargo and ground organisation procedures, training and maintenance programmes as well as management systems of airlines. The inspection process, which was initiated in 2003, is strictly supervised by the International Air Transport Association IATA. The Austrian Airlines Group has participated in this safety audit from its very inception. More than 970 standards and processes used by Austrian Airlines, Austrian arrows and Lauda Air are carefully inspected every two years within the framework of this comprehensive IOSA audit. The audit carried out in October 2008 in line with the new and even more detailed questionnaire once again confirmed the high safety standards prevailing in the Austrian Airlines Group.

Inspection of **970** standards and processes



Human Resources

The Austrian Airlines Group continued to implement a series of further education and professional training measures for its employees during the course of the 2008 financial year. The training programmes demonstrate the extent to which the company values the people working for it. The specific measures carried out were the results of an employee survey, and represent a further step towards improving overall employee satisfaction. The attractiveness of the Austrian Airlines Group as an employer, confirmed by a prize granted in 2008 for its family-friendly employment policies, was underlined by numerous recruiting initiatives.

Employee development in 2008

During the year under review, the average number of people employed by the Austrian Airlines Group declined by 1.5%, to 7,914 people (full-time equivalents). A total of 43 of these employees, corresponding to 41.42 full-time positions, terminated their employment with the company in 2008 within the framework of the social plan initiated in the previous financial year. The remaining employees left the company due to retirement or the consensual termination of employment. Flights of Slovak Airlines were discontinued as of January 2007.

Average number of employees[1]

	2008	2007	+/– abs	+/– %
Austrian Airlines[2]	6,110	6,335	–225	–3.6
Tyrolean Airways	1,634	1,544	90	5.8
Technik Bratislava[3]	76	62	14	22.6
Other Group employees	94	90	4	4.4
Austrian Airlines Group	7,914	8,031	–117	–1.5

[1] Annual average on a full-time basis, incl. employees in training, apprentices, staff assigned to subsidiaries, etc.
[2] Incl. Lauda Air.
[3] Flight operations of Slovak Airlines discontinued effective January 2007.



Employees by division[1]

	2008	2007	+/– abs	+/– %
Marketing, Sales, Administration	2,055	1,993	62	3.1
Technical Services	1,205	1,315	–110	–8.4
Ground Services	1,094	1,042	52	5.0
Cargo	216	224	–8	–3.6
Flight Attendants	2,000	2,056	–56	–2.7
Pilots	1,055	1,100	–45	–4.1
Flight Operations Support[2]	289	301	–12	–4.0
Total	7,914	8,031	–117	–1.5

1) Average on a full-time basis, incl. employees in training and other assignments.
2) Incl. off-duty cases and trainee flight attendants.

Adjustment of collective wage agreements

Employees

Following a two-year collective agreement concluded in March 2007 stipulating a 3% salary increase, an economically viable agreement was reached in the middle of October 2008 in cooperation with union representatives and the Staff Council to raise the salaries of all commercial-technical staff of the Austrian Airlines Group by a basic rate of EUR 10 per month and an additional 3.7%, applicable for the next period of validity of the collective wage agreement (November 2008 – October 2009). This agreement can be considered to be fair in the light of the high inflation rate which prevailed in the middle of the 2008 financial year. Comparatively speaking, the basic monthly increase particularly benefits employees with lower salaries.

Cabin staff

A collective agreement had already been concluded in August 2007 for cabin staff, stipulating a 2.4% salary hike for the period April 2007 – March 2008, and an additional 2.4% increase from April 2008 to March 2009 (allowing for upward adjustments in case of rising inflation).

Renegotiations on works agreements

Improved planning of stand-by duty

The employer-works council agreements applicable to the Austrian Airlines Group are continually subject to negotiations with Staff Council representatives, in order to ensure that they are adapted to changed conditions. In addition to renegotiating several agreements, for example the handling of sensitive personal information or staff travel regulations, a consensus was reached at the end of 2008 on new stand-by duty schedules for flight crew within the context of a new employer-works council agreement concluded for an indefinite period of time. Based on discussions with the Staff Council, conducted in an extremely positive atmosphere, this agreement has resulted in significant improvements in planning and legal certainty for employees as well as for allocating staff.

Certificate for family-friendly companies

Creating favourable working conditions for employees with family responsibilities has long been an important priority of the Austrian Airlines Group. The improved compatibility of family and career represents a major challenge for employees as well as for employees. At the same time, a positive approach attempting to reconcile the dynamic tension between family and work opens up new perspectives for all parties involved resulting in positive economic effects.

SIE BRINGEN DAS ZUSAMMEN

berufundfamilie

The extensive measures implemented by the Group in respect to employees with family responsibilities were given official recognition in the year under review. On 17 November 2008, Austrian Airlines and Tyrolean Airways were granted the Austrian Seal of Quality for their family-friendly arrangements.

Comprehensive audit

The award was based on an audit on the issue of family and career, which is designed to serve as a consulting instrument for companies, non-profit organizations and public services, promoting the systematic development of corporate policies benefitting employees with families .The "family-friendliness" of both companies were carefully evaluated according to pre-defined categories. Besides a precise analysis and assessment of the status quo also new ideas for future measures were evaluated.

Numerous family-friendly measures:
- Diverse flexible working time models
- Generous social benefits and cooperation agreements with other companies
- Extensive education and training programme



Apprentice training

The Austrian Airlines Group has traditionally attached considerable importance to apprentice training. The high quality training in the company aims to open up attractive future job opportunities for participants, in particular for technically interested youth. It is precisely the new, modern-day technical jobs in the fields of electrical engineering and information technology which are considered to be particularly promising.

In January 2008, a total of 13 apprentices once again successfully completed their final apprenticeship examination, eight with distinction.

In August and September 2008, the Group accepted ten new apprentices for training as electronic technicians. All in all, a total of 37 apprentices were undergoing training (electronics and IT service management) at Austrian Airlines as of the end of 2008. In January 2009, five additional apprentices began their training in the Technical Services division as office clerks.



"We act!" – consistent implementation of employee survey results

As part of its measures designed to increase employee motivation, the Austrian Airlines Group carried out a Group-wide employee survey in the late autumn of 2007. Not only was the high participation rate in this initiative gratifying in itself, but the survey generated valuable recommendations for further employee-related measures. The evaluation of the results was communicated to all Group employees at the beginning of 2008.

Group-wide processing of results

The implementation process was launched immediately afterwards. So-called "act workshops" dealt with the most frequently voiced criticisms applying to all areas of the Group's business operations, focusing on identifying causes and proposing appropriate improvement measures, more than 160 in all. "Act agents" were appointed in each area with responsibility for working closely together with management to implement the improvements, promoting key issues and serving as multipliers. At the same time, these act agents represent an important interface to the Human Resources Department.

"Pulsetaker" as a barometer of employee attitudes

The "Pulsetaker", a short online questionnaire with eight questions, represents an important support mechanism and employee "mood barometer" to provide information on the status of specific improvements and to determine the potential need for further action. The Pulsetaker was launched one year after the initial survey and will take place every six months. The sustainability of the measures is promoted by the fact that the results of the employee survey are integrated into the target agreements concluded with executives, serving as the basis for their performance-based remuneration.

Executive Academy – management training programme

On the basis of an assessment of the potential of 3rd and 4th tier executives carried out by Kienbaum Consultants, the Austrian Airlines Group developed its own management training programme for executives. Launched in 2008, the "Executive Academy" encompasses a comprehensive offering of seminars on all key management and leadership issues.

The seminars have been classified according to the following thematic focus:

› Business administration and general management know-how
› Social leadership qualifications and methodological competence

Practical support

The attractive range of seminars is designed to provide practical support to executives, and strengthen overall leadership competence. The Executive Academy training programme will be continued in 2009. At the beginning of 2010, success will be evaluated by means of a 360 degree feedback, and compared with the original potential assessment.

[fairplay]-workshops

Day-to-day leadership competence

In the autumn of 2008, company executives were given training focusing on the fair treatment of employees in so-called [fairplay] workshops. The seminars dealt with issues such as labour laws, internal guidelines concerning staff policy and human resources development. The primary aims included strengthening the leadership competence of managers and optimally preparing them for their everyday management work and upcoming change processes.

6,200
employees use ESS

Employee Self-Service System simplifies administrative processes

The Employee Self-Service System (ESS) initiated in the year 2003 was extended in the 2008 financial year to include 4,700 additional employees.

Targeted recruiting

Against the backdrop of increasing competition for qualified employees, the Austrian Airlines Group is implementing a series of measures to position itself as an attractive employer and systematically attract the attention of potential applicants. The internal measures initiated in the 2008 financial year to optimise the economic standing of the Group, including a hiring freeze effective 31 October 2008, has led the Austrian Airlines Group to take a series of steps enabling it to select employees from an outstanding applicant pool at a later date:

3,800 applicants since launching E-Recruiting

- By launching an **E-Recruiting** system in April 2008, Austrian Airlines positioned itself as a modern employer with a transparent and efficient personnel selection process. Recruiting trends show that the use of the Internet and in particular online job search platforms are becoming increasingly popular. Using the new Internet tool, and the particularly attractive feature "Job per E-Mail Service", the central recruiting team can efficiently process all applications and unfilled job vacancies. Since the start-up of the new system, more than 140 internal and external vacancies and 3,800 applicants have been processed.
- In order to take into account the significance of **branding** also for human resources management, the Austrian Airlines Group has persistently applied its corporate identity standards to the language, underlying behaviour and design of its recruiting efforts. In particular, the Austrian Airlines Corporate Wording guidelines are now applicable for all communications templates and on the career pages of the Group's Website, paying special attention to clearly understandable information and service. As a consequence, applicants experience the "Austrian Spirit" from the very first moment of contact with the company, i.e. a personal, clear, friendly approach combined with that little extra bit of attention, spiced with the specific language associated with the Austrian Airlines Group.
- Other important human resources marketing activities carried out by the Austrian Airlines Group in 2008 included its participation once again in **BeSt³, the Job, Training and Education Fair** in Vienna and **zBp Graduate Fair,** organized by the zBp Career Centre of the Vienna University of Economics and Business Administration.



Corporate Responsibility

Employees from **77** different countries

Fully aware of its corporate social responsibility as an important company and employer, the Austrian Airlines Group makes a pro-active contribution to a variety of causes in the public interest within the company's financial constraints, ranging from charitable and cultural to sporting initiatives. In 2008, the Austrian Airlines Group was once again involved in numerous activities, serving as the official sponsor or airline partner to EURO 2008 or the Olympic Games in Beijing. Another crucial focus are environmental protection measures. The Austrian Airlines Group attaches particular importance to the prevention of noise, emissions and waste.

Commitment to social responsibility

A conscious commitment to its corporate social responsibility is one of the fundamental principles guiding the behaviour of the Austrian Airlines Group, even in times of intense competitive pressures. In addition to its striving to achieve high levels of customer satisfaction, the Austrian Airlines Group has set itself the objective of making a positive contribution towards improving the social environment in which it operates, both in Austria and on a global basis. The Group is proud of its cosmopolitan and tolerant corporate culture, which is decisively shaped by the diversity of the company's employees, who originate from a total of 77 different countries.

Open dialogue with stakeholders

An open and factual dialogue with all stakeholders is a key aspect of the sustainable orientation of all company activities. To this end, the company strives to take into account the interests of its shareholders and the concerns of its employees and the general public in an appropriate manner. In order to meet their expectations and information requirements, the Austrian Airlines Group attaches great importance to an active communications policy. At the same time, the company is making an active contribution to minimising the environmental impact of all its business activities.

During the 2008 financial year, the Austrian Airlines Group supported numerous social, cultural and sports projects. By creating 37 apprenticeship training positions, the Group also continued to focus strongly on training young people, once again underlining its responsibility as an important Austrian employer.

Sponsoring concept

Charitable, sports and cultural initiatives

In harmony with the values of the Austrian Airlines Group, sponsorship activities focus on charitable, sporting and cultural initiatives. The priority is on providing support for selected types of leisure time activities and popular sports, as well as events taking place as part of the modern entertainment and events scene. Alongside these measures targeting a large audience, numerous smaller activities are promoted to underline the strong bonds linking the Austrian Airlines Group to the individual regions.

Social

As a company with a distinct value system, the Austrian Airlines Group particularly provides support to charitable institutions, social initiatives and spontaneous relief operations. The services provided in this respect include the quick implementation of aid flights and the provision of cargo space and passenger seats on scheduled flights, often at extremely short notice. In particular, in the event of natural disasters when it is hardly possible to make appropriate preparations in advance, humanitarian, medical and technical aid shipments are flexibly and unbureaucratically delivered to wherever they may be needed.

Free transport services valued at

500,000 Euro

Flexible and unbureaucratic assistance

During the year under review, the Austrian Airlines Group once again provided prominent national and international aid organisations as well as socially committed private individuals with free transport services with a total value of about EUR 500,000. Specifically, the company supported campaigns such as "Hilfswerk Austria", "Global 2000", "Hilfe für Kinder aus Weißrussland" and "Allianz für Kinder". Austrian Airlines transports the Peace Light from Bethlehem around the world every Christmas, strongly symbolising the company's humanitarian and social commitment.

Personal social commitment of employees

There are many employees in the Austrian Airlines Group who are personally committed to working for charitable organisations and projects in Austria and abroad. For example, money has been collected from Austrian Airlines employees for more than 25 years within the context of the "OS Weihnachtsengel" (Austrian Airlines Christmas Angel) fundraising drive. In 2008, hundreds of presents were once again purchased for needy children and distributed to them in the middle of December.

Culture and entertainment

A traditional focal point of the sponsoring activities of the Austrian Airlines Group has been the support provided to cultural activities. The cornerstones of the company's efforts include financial support for numerous national cultural events and assumption of the flight costs of outstanding Austrians engaged in the cultural sector as they travel to other countries. During the year under review, the Austrian Airlines Group served, for example, as the sponsor of different musical productions by Vereinigten Bühnen Wien (a Group of three Viennese opera and musical theatres), the Vienna Jazz Festival and various pop concerts.

Sports

Two large-scale events comprised the focus of the sports sponsoring activities of the Austrian Airlines Group in 2008.

At the UEFA European Football Championship 2008 matches held in Vienna in June 2008, Austrian Airlines Group served as a partner of the City of Vienna, involving a series of special offers and activities.

Austrian Airlines at EURO 2008

Austrian
Unofficial Fan Line

- Appearance of Austrian Airlines as the "Unofficial Fan Line"
- Quick, top quality connections to the sport venues in Switzerland and Austria
- Special design of a medium-haul Airbus A320 as the "Unofficial Fan Line" and of an Airbus A321 and Austrian arrows Fokker 100
- Partner of the City of Vienna, with 200 metres of floor space on the fan mile at Vienna Rathausplatz (at City Hall)
- Austrian football fan Website www.fanline08.at as a central component of all activities carried out by Austrian Airlines in connection with Euro 2008
- Exclusive charter flights for the Italian team, the reigning world champion, for their journey to the Group phase of the championship matches
- Football motto of DO & CO catering on board all Austrian Airlines flights
- Nationwide promotion tour at travel agencies with a booking competition
- Austrian fan sightseeing flight over all Euro 2008 football stadiums on the day before the finals
- Austrian Meet & Greet with the Austrian pop star Christina Stürmer
- Table tennis tournament in the Austrian Business Lounge of the Vienna Airport Plaza Area

Olympic Games 2008

ÖOC Austrian
Olympic Team

For the Beijing 2008 Olympic Games, Austrian Airlines served as the partner of the Austrian Olympic Committee ÖOC for the 10th time and as the official airline for the Austrian athletes. The close cooperation between Austrian Airlines and ÖOC has a long tradition. It began with the 1992 Winter Olympic Games in Albertville and has continued for sixteen years.

The Austrian Airlines Group has also been a sponsor and supporter of the Austrian Paralympic Committee (ÖPC) for many years at the Paralympic Summer Games and Paralympic Winter Games. The company continued this tradition as a partner and "official carrier" at the Beijing 2008 Paralympic Games.


Austria's wings will definitely be its key strength at the European Championship.
Fly with Austrian Airlines, the Unofficial Fan Line, and enjoy perfect service, food and beverages – the comfortable way to fly to the European Championship. For more information visit www.fanline08.at
Austrian
We fly for your smile.
Austrian
Unofficial Fan Line
2008

Environment

The environmental protection activities of the Austrian Airlines Group in 2008 continued to focus on the reduction of noise and aircraft emissions by implementing a variety of different operational, commercial and technical measures.

"No-Waste" – research project on waste prevention in aircraft

Legal regulations require airlines to develop waste management concepts for their entire business operations. Even without the legal pressure to do so, waste prevention on the ground and in the air is a top priority of the Austrian Airlines Group. During the flight, residual waste arises primarily from catering and offering newspapers and magazines to passengers. The waste material is already pre-sorted on board and transported to different recycling locations after landing.

Cooperation with six partners

As a means of further optimising waste management on board aircraft, the Austrian Airlines Group launched the "No-Waste" project in 2008 in cooperation with six partners (e.g. DO & CO and the company ISS Ground Services GmbH.) They jointly develop concepts on waste separation, reducing the volumes of the individual residual waste materials and optimising the working processes on board. The aim is to develop an improved waste trolley in order to more easily separate waste, reduce volume and the overall weight of the airplane. An initial analysis of the waste materials was carried out on Austrian Airlines flights, focusing on issues such as which waste arises, how much waste is created and where it is temporarily stored on board. The follow-up analysis designed to determine comparative values took place on both Austrian Airlines and Austrian arrows flights.

Climate Austria – Compensation for CO_2 emissions

Support for innovative climate protection projects

A further project implemented during the reporting period is the support provided to the new climate protection initiative Climate Austria. Together with Kommunalkredit Public Consulting and the Federal Ministry of Agriculture, Forestry, Environment and Water Management, the project is designed to offer opportunities to compensate for CO_2 emission arising during flights.

Airline passengers already have the chance to take part in the programme to neutralise the CO_2 emissions of their journey – so-called "off-setting" - at the time their flights are booked, and thus make a voluntary contribution to relieve the burden on the environment. Accordingly, particularly innovative climate protection projects can be supported by private individuals. The initiative has already been expanded following a very successful start in June 2008.

Since the autumn of 2008, so-called "climate corners" have been set up at Vienna Airport, i.e. separate computer terminals enabling airline passengers to make a voluntary contribution to climate protection projects. A CO_2 calculator determines the amount of CO_2 emissions emanating from the particular flight, and the corresponding compensation amount. Austrian Airlines provides regularly updated data every month as the basis for precisely determining the compensation values. Every passenger can decide for himself if and to what extent he wants to support national or international climate protection projects which reduce CO_2 emissions in reality, in addition to generating other positive ecological and socio-economic effects. Passenger donations are passed on to Climate Austria and distributed directly to the respective projects.

In December 2008, Climate Austria was awarded the MERCUR Innovation Prize, selected from among 100 projects submitted. For more than 20 years, the Austrian Federal Economic Chamber has bestowed this prize for the top innovations developed by Austria's business community.

EcoBusinessPlan Vienna

In addition to preventing emissions and noise, the Austrian Airlines Group also strives to protect all aspects of the environment in its ground operations. An important guiding principle is simultaneously combining ecological advantages and economic benefits.

In this spirit, the Austrian Airlines Group is also involved in "EcoBusinessPlan", the environmental initiative launched by the City of Vienna in 2005. The environmental protection measures implemented within the framework of this programme encompass e.g. a waste management concept for the Technical Base (reduction of residual waste volumes and disposal costs), installation of an innovative energy saving system in the corridor of the Austrian Airlines hangar and the design of an environmental homepage for the corporate Intranet and public Website of the Group. In 2008, the Austrian Airlines Group was awarded a special certificate from the City of Vienna for the initiatives it undertook within the framework of the ÖkoBusinessPlan.

Linking ecology and economy

www.austrianairlines.co.at/environment

Further activities

- Conversion of the Austrian Technik vehicle fleet to natural gas powered cars
- Preliminary work on the EU's planned emission trading system for air traffic – participation in the airline committee within AEA and IATA and ongoing contacts with the Austrian Federal Government and business community
- Participation in the work of the Safe Fuel Board, a platform to develop measures to cut kerosene consumption in flight operations
- Preparation of the brochure "Environment and Aviation", a project involving Austrian Airlines the airports in Vienna, Graz, Klagenfurt, Innsbruck, Linz and Salzburg and Austro Control, providing an overview of the interaction of aviation companies on the ground and in the air and their activities on behalf of environmental and climate protection.
  http://www.vie-umwelt.at/




We get
6,530
tons up and
flying.
(Max. take-off weight of the entire Austrian fleet)

Consolidated Financial Statements

The online version of this Annual Report is available at: www.austrian.com/report2008

Consolidated Income Statement for the Financial Year 2008

EURm	Notes	2008	restated 2007	+/–	+/– %
Flight revenue	7	2,361.0	2,368.6	–7.6	–0.3
Other revenue	8	101.3	100.0	1.3	1.3
Revenue		2,462.3	2,468.6	–6.3	–0.3
Changes in inventories		2.4	2.5	–0.1	–4.0
Result from the disposal of non-current assets	9	0.8	7.4	–6.6	–89.2
Other income	9	65.1	72.4	–7.3	–10.1
Operating revenue		2,530.6	2,550.9	–20.3	–0.8
Expenses for materials and services	10	–1,617.5	–1,538.6	–78.9	–5.1
Personnel expenses[1]	11	–507.2	–510.6	3.4	0.7
Depreciation and amortisation of tangible and intangible assets	12	–501.4	–270.1	–231.3	–85.6
Other expenses	13	–216.6	–189.5	–27.1	–14.3
Operating expenses		–2,842.7	–2,508.8	–333.9	–13.3
Result from operating activities (EBIT) before associates		–312.1	42.1	–354.2	–
Income from disposal of affiliated companies		–	12.9	–12.9	–
Share of results in associates	20	10.2	1.0	9.2	–
Financial expenses[1]	14	–72.5	–81.0	8.5	10.5
Financial income	14	27.5	35.0	–7.5	–21.4
Other financial expenses	15	–2.8	–8.0	5.2	65.0
Other financial income	15	15.3	0.8	14.5	–
Financial result		–32.5	–53.2	20.7	38.9
Result before tax		–334.4	2.8	–337.2	–
Income taxes	25	–95.1	0.5	–95.6	–
Net result for the year		–429.5	3.3	–432.8	–
Attributable to:					
Shareholders of Austrian Airlines AG		–429.9	2.6	–432.5	–
Minority interests		0.4	0.7	–0.3	–
Earnings per share of shareholders of Austrian Airlines AG		–EUR 5.19	EUR 0.03	–EUR 5.22	–
Earnings per share of shareholders of Austrian Airlines AG diluted		–EUR 5.19	EUR 0.03	–EUR 5.22	–

1) The interest costs related to the allocations to provisions for pension obligations, severance payments and anniversary payments as well as the expected income from plan assets were reclassified from personnel expenses to financial expenses.

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Consolidated Balance Sheet as at 31 December 2008

Assets

EURm	Notes	31.12.2008	31.12.2007	+/–	+/– %
Intangible assets	16	31.6	16.0	15.6	97.5
Aircraft	17	1,527.7	1,924.3	–396.6	–20.6
Other tangible assets	18	59.2	71.1	–11.9	–16.7
Investments in associates using the equity method	20	15.5	13.8	1.7	12.3
Securities and loans	21	180.8	238.8	–58.0	–24.3
Other non-current assets	24	24.4	28.6	–4.2	–14.7
Deferred tax assets	25	–	95.1	–95.1	–
Non-current assets		1,839.2	2,387.7	–548.5	–23.0
Inventories	22	51.7	46.7	5.0	10.7
Trade receivables	23	125.1	145.4	–20.3	–14.0
Other current assets	24	34.5	41.2	–6.7	–16.3
Cash and cash equivalents	26	141.8	219.3	–77.5	–35.3
Current assets		353.1	452.6	–99.5	–22.0
Total assets		2,192.3	2,840.3	–648.0	–22.8

Shareholders' equity and liabilities

EURm	Notes	31.12.2008	31.12.2007	+/–	+/– %
Issued share capital	27	264.4	257.0	7.4	2.9
Reserves and accumulated results	28	–9.9	527.7	–537.6	–
Equity attributable to shareholders of Austrian Airlines AG		254.5	784.7	–530.2	–67.6
Minority interests		1.3	1.8	–0.5	–27.8
Shareholders' equity		255.8	786.5	–530.7	–67.5
Provisions	29	308.9	305.3	3.6	1.2
Interest-bearing liabilities	30	759.4	969.1	–209.7	–21.6
Other liabilities	31	11.3	13.8	–2.5	–18.1
Non-current liabilities		1,079.6	1,288.2	–208.6	–16.2
Provisions	29	168.9	171.5	–2.6	–1.5
Interest-bearing liabilities	30	316.0	233.1	82.9	35.6
Income tax liabilities		2.1	3.0	–0.9	–30.0
Other liabilities	31	369.9	358.0	11.9	3.3
Current liabilities		856.9	765.6	91.3	11.9
Total shareholders' equity and liabilities		2,192.3	2,840.3	–648.0	–22.8

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Statement of Changes in Shareholders' Equity
1 January 2007 to 31 December 2008

EURm	Issued share capital	Reserves				Accumulated losses/ profits	Equity attributable to share-holders of Austrian Airlines AG	Minority interests	Share-holders' equity
		Capital reserves	Currency translation	Reserve according to IAS 39	Shares owned by the company				
Notes	27		28						
As at 1.1.2007	257.0	203.7	–0.4	1.6	–14.8	335.9	783.1	1.7	784.8
Currency differences	–	–	0.8	–	–	–	0.8	–	0.8
Valuation investments	–	–	–	–8.7	–	–	–8.7	–	–8.7
Other changes from hedging instruments	–	–	–	11.0	–	–	11.0	–	11.0
Other changes from deferred taxes	–	–	–	–0.7	–	–	–0.7	–	–0.7
Total sums not affecting the operating result	–	–	0.8	1.6	–	–	2.4	–	2.4
Net result for the year	–	–	–	–	–	2.6	2.6	0.7	3.3
Total result for the year	–	–	0.8	1.6	–	2.6	5.0	0.7	5.7
Cost of capital increase	–	–0.7	–	–	–	–	–0.7	–	–0.7
Repurchase of shares	–	–	–	–	–2.7	–	–2.7	–	–2.7
Dividends to minorities	–	–	–	–	–	–	–	–0.6	–0.6
As at 31.12.2007	257.0	203.0	0.4	3.2	–17.5	338.5	784.7	1.8	786.5
Currency differences	–	–	–0.3	–	–	–	–0.3	–	–0.3
Valuation investments	–	–	–	–45.4	–	–	–45.4	–	–45.4
Other changes from hedging instruments	–	–	–	–62.9	–	–	–62.9	–	–62.9
Other changes from deferred taxes	–	–	–	2.7	–	–	2.7	–	2.7
Total sums not affecting the operating result	–	–	–0.3	–105.6	–	–	–105.9	–	–105.9
Net result for the year	–	–	–	–	–	–429.9	–429.9	0.4	–429.5
Total result for the year	–	–	–0.3	–105.6	–	–429.9	–535.8	0.4	–535.4
Capital increase	7.4	5.2	–	–	–	–	12.6	–	12.6
Cost of capital incease	–	–2.0	–	–	–	–	–2.0	–	–2.0
Repurchase of shares	–	–	–	–	–4.9	–	–4.9	–	–4.9
Disposal minorities	–	–	–	–	–	–	–	–0.4	–0.4
Dividends to minorities	–	–	–	–	–	–	–	–0.6	–0.6
As at 31.12.2008	264.4	206.2	0.1	–102.4	–22.4	–91.4	254.6	1.2	255.8

The following Notes to the Consolidated Financial Statements are an integral part of this Statement of Changes in Shareholders' Equity.

Consolidated Cash Flow Statement for the Financial Year 2008

EURm	Notes	2008	restated 2007	+/–	+/– %
Result before tax		–334.4	2.8	–337.2	–
Depreciation and amortisation		500.6	270.1	230.5	85.3
Result from disposal of non-current assets		–13.1	–5.7	–7.4	–
Share of results in associates		–9.7	–1.0	–8.7	–
Financial expenses		72.5	81.0	–8.5	–10.5
Financial income		–27.5	–35.0	7.5	21.4
Increase/decrease in inventories		–4.8	3.1	–7.9	–
Increase/decrease in receivables and other assets		18.8	15.0	3.8	–
Increase/decrease in provisions		–17.8	–33.4	15.6	46.7
Increase/decrease in other liabilities		–44.6	–19.6	–25.0	–
Foreign currency results		31.1	–0.6	31.7	–
Income taxes paid		–	–	–	–
Cash flow from operating activities	35	171.1	276.7	–105.6	–38.2
Purchase of aircraft, other tangible and intangible assets		–121.2	–210.6	89.4	42.5
Proceeds from disposal of aircraft, other assets and intangible assets		27.0	143.9	–116.9	–81.2
Purchase of securitites and other loans		–20.2	–162.5	142.3	87.6
Proceeds of securities, other loans and equity interests		50.7	18.0	32.7	–
Purchase from subsidiaries minus cash and cash equivalents		–0.3	–0.4	0.1	25.0
Proceeds from disposal of subsidiaries minus cash and cash equivalents		0.6	9.9	–9.3	–93.9
Financial income received		20.5	28.1	–7.6	–27.0
Cash flow from investing activities	35	–42.9	–173.6	130.7	75.3
Capital increase/ Share purchase		5.7	–3.4	9.1	–
Dividends to minorities		–0.6	–0.6	–	–
Borrowing of interest-bearing liabilities		83.6	82.3	1.3	1.6
Payment of interest-bearing liabilities		–244.4	–412.0	167.6	40.7
Financial expenses paid		–52.9	–66.8	13.9	20.8
Cash flow from financing activities	35	–208.6	–400.5	191.9	47.9
Increase/decrease of cash and cash equivalents	35	–80.4	–297.4	217.0	73.0
Foreign currency results		2.9	0.6	2.3	–
Cash and cash equivalents at beginning of period	26	219.3	516.1	–296.8	–57.5
Cash and cash equivalents at end of period	26	141.8	219.3	–77.5	–35.3

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

Notes

General

The consolidated financial statements of Austrian Airlines AG and its subsidiaries have been prepared in accordance with the stipulations contained in the International Financial Reporting Standards (IFRS) as adopted by the EU, and will likely be approved for publication by the Supervisory Board in its meeting scheduled to be held on 12.3.2009.

The consolidated financial statements have been prepared in millions of Euros. Data for the 2008 financial year refers to the balance sheet date of 31.12.2008, and the period from 1.1.2008 to 31.12.2008.

In the domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail as well as the performance of technical and handling services on behalf of other airlines.

The registered seat of the company is Vienna. Its corporate headquarters are located at Office Park 2, 1300 Vienna Airport. The company has been entered into the commercial register in Vienna under FN 111000k. The name of the company was changed from Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft to Austrian Airlines AG the result of a resolution passed by the 52nd Annual General Meeting held on 4.5.2007.

In addition to its two operative airlines Austrian and Austrian arrows, as well as Lauda Air serving as a marketing company for the holiday flight segment, the Austrian Airlines Group also encompasses a number of upstream and downstream companies in the transport, tourism and financial sectors.

1 » Basis of preparation

The consolidated financial statements of the Austrian Airlines Group have been prepared on the basis of historical cost, with the exception of available-for-sale financial instruments as well as derivative financial instruments, which are recognised at their fair value. The carrying amount of assets and liabilities which have been secured within the framework of a fair value hedge and are reported at cost, have been adjusted to reflect the change in the fair values relating to the hedged risks.

The going-concern principle

The preparation of the consolidated financial statements has been based on the going-concern principle. This means that the Group assumes its ability to continue normal business operations in the foreseeable future, to commercially realise its assets and pay off its liabilities.

Due to the signing of the contractual agreements on 5.12.2008 to transfer to the Lufthansa Group the shareholding in the Austrian Airlines Group held by the state holding company ÖIAG, the implementation of which depends on several pre-requisites being fulfilled, such as the approval of the EU Commission and the carrying out of measures by the previous majority shareholder ÖIAG and the Lufthansa Group as the new majority shareholder designed to strengthen the liquidity and share capital of the Austrian Airlines Group, the pre-requisites provide the basis for a positive going concern opinion, due to the fact that no information is currently available to the management of the company about any circumstances which could forestall or impede the fulfilment of the contractual agreements. Accordingly, the company is operating on the assumption that additional capital resources will be made available to the Austrian Airlines Group upon fulfilment of the contractual agreements.

On the basis of the urgent need on the part of the Austrian Airlines Group for additional liquidity, and the current difficult situation prevailing on financial markets, which does not enable the company to take advantage of alternative financing options, the Republic of Austria notified the European Commission on 19.12.2008 concerning rescue aid in the form of government-backed bridge financing for the Austrian Airlines Group. The government assistance was formally approved by the European Commission on 19.1.2009. In implementing the government-backing bridge financing, an Austrian bank granted the Austrian Airlines Group a line of credit amounting to EUR 200m, for which ÖIAG has provided security. Of this line of credit, a total of EUR 113.0 can be withdrawn pursuant to a pre-defined schedule before 30.6.2009. Any further drawing upon this credit facility above the amount of EUR 113.0m requires the explicit approval of Lufthansa and ÖIAG. Two unscheduled withdrawals from this line of credit were carried out in the period January-March 2009.

Furthermore, on 19.12.2008, the Republic of Austria notified the European Commission of a non-aid application, which basically assumes that the costs of a liquidation of Austrian Airlines would be considerably higher than the payment of EUR 500m to be paid to Lufthansa less the purchase price. At the same time, the European Commission was notified that the EUR 500m is to be considered as restructuring aid. On 11.2.2009 the EU Commission decided to initiate a formal investigation procedure. The Republic of Austria and all other parties to the transaction have been called upon to submit written statements within a period of one month within the context of the decision on initiating a formal investigation procedure. Subsequently, the response of the European Commission will be conveyed to the Republic of Austria, which has one month to submit its comments. Finally, the European Commission will make a decision in respect to the restructuring aid, or confirm the non-existence of aid (i.e. non-aid).

The sum of EUR 500m is to be paid to a company which has been newly-established by ÖIAG at the time of the formal closing of the transaction with Lufthansa. All shares in this new company are to be transferred to a subsidiary of the Lufthansa Group with the legal obligation to carry out a capital increase on behalf of the Austrian Airlines Group totaling EUR 500m.

Provided that formal approval is granted for this amount in the form of restructuring aid, the rescue aid is to be charged against his sum. If the restructuring aid is not approved by the European Commission, or if a confirmation is granted that it is to be classified as non-aid, then the rescue aid is to be paid back within a period of six months following the granting of the assistance or the point in time at which the European Commission provided notification that the application for restructuring aid has been rejected.

Payment of the notified sum of EUR 500m is first permissible following a positive decision on the part of the European Commission. If no positive decision is made by the European Commission by 31.7.2009, Lufthansa has the right to withdraw from the contract in accordance with the existing agreement. No conclusions can be drawn at the present time in respect to the evaluation procedure implemented by the European Commission on state aid granted by the Austrian Federal Government. However, no information of a substantive nature has been made known to assume that the EU Commission will not grant its formal approval.

The liquidity planning undertaken by the Austrian Airlines Group which takes into consideration current developments inasmuch as they can be identified, concludes that the Austrian Airlines Group will have sufficient liquidity to maintain its business operations until the decision of the European Commission is likely to be announced. This is based on the assumption that the decision will be taken by 31.7.2009, or, in case it happens that the decision is made at a later date, the re-payment of the rescue aid (bridge financing) will be delayed until a decision has been taken, enabling alternative financing to be arranged.

Following a positive decision on the part of the European Commission and the closing of the transaction, the Austrian Airlines Group is entitled to receive restructuring aid of EUR 500m, from which the rescue aid of EUR 200m is to be deducted. As a consequence, the liquidity required for the positive going-concern prognosis over the crucial period of 12-18 months will be secured.

Furthermore, another pre-requisite for the integration of the Austrian Airlines Group in the Lufthansa Group is a positive decision on the part of the European Commission in the merger control procedure in respect to competition law, as well as positive decisions on the part of the state bodies responsible for the merger control procedures in several countries outside of the European Union. The Lufthansa Group is the formal applicant requesting approval of the merger by the European Commission. If no positive decision is made by the European Commission by 31.7.2009, Lufthansa has the right to withdraw from the contract in accordance with the existing agreement. No information of a substantive nature has been made known to the Board of Management of the Austrian Airlines Group that it would assumed to be most likely that the merger will not be approved by the European Commission.

For the abovementioned reasons, the Board of Management assumed a sufficient availability of equity and a positive going-concern prognosis in preparing the consolidated financial statements for the 2008 financial year.

In the event of a negative decision on the part of the European Commission or a decision after 31.7.2009, the Board of Management will not be able to assume the continuing existence of the company which is why there are major uncertainties in respect to the going-concern principle. Any departure from the going concern premise would have a significant impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

Adjustments to 2007 figures
The expected income from plan assets as well as the interest costs related to the allocations to provisions for pension obligations, severance payments and anniversary bonuses amounting to EUR 18.6m were reclassified during the year under review as interest expenses incorporated into the item "financial expenses" instead of as personnel expenses. The purpose of this change was to adjust the reporting of the Austrian Airlines Group to the accounting principles of other publicly-listed Austrian companies and ensure a greater level of comparability. This change will not have any impact on earnings per share. The previously year's figure of EUR 16.5m has been adjusted correspondingly.

2 » Significant effects of new accounting standards

The accounting standards applied by the Austrian Airlines Group are consistent with previous financial years, due to the fact that no new mandatory International Financial Reporting Standards were applicable to the Austrian Airlines Group for 2008, and no standards applying to 2009 which were voluntarily applied by the company. The application of new or revised interpretations had no material effect on the assets, financial position and profit and loss of the Austrian Airlines Group.

Standards and interpretations adopted by the EU and which are binding for financial years beginning on 1.1.2008
Revisions made to IAS 39 (Reclassification of Financial Assets: Effective Date and Transition) prescribe the recognition and measurement of financial instruments, and in particular, the regrouping of financial assets. The application of IAS 39 will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction), which was adopted as an EU directive effective at the end of 2008, provides general guidance on the amount of a surplus in a pension plan which can be recognised as an asset under IAS 39. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

Standards and interpretations adopted by the EU and which may be applied on a voluntary basis for financial years starting on 1.1.2008
IFRS 8 (Operating Segments), which replaces the previous standard IAS 14 (Segment Reporting) and which must first be applied for financial years beginning 1.1.2009, was not applied ahead of time by the Austrian Airlines Group. The company intends to initially apply this standard in the 2009 financial year. The previously applied segment reporting is based on the management approach. As a result, it is assumed that the application of this standard will not have any material effect on the assets, financial position and profit and loss of the Austrian Airlines Group, but will make it necessary to provide additional transition information.

Revisions to IAS 23 (Borrowing Costs), which was adopted by the EU effective at the end of 2008, prescribe the accounting treatment of borrowing costs. The application of this interpretation will entail consequences in connection with the purchase of aircraft by the Austrian Airlines Group.

Revisions to IAS 1 (Presentation of Financial Statements: A Revised Presentation), adopted by the EU effective at the end of 2008, prescribe the basis for the presentation of financial statements. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group. In the 2009 financial year, this interpretation will lead to modifications in respect of the presentation of the consolidated statement of changes in shareholders' equity and the consolidated cash flow statement of the Austrian Airlines Group.

Revisions to IFRS 2 (Share-based Payment: Vesting Conditions and Cancellations), adopted by the EU effective at the end of 2008, define the accounting treatment for share-based payments. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRIC 13 (Customer Loyalty Programmes), adopted by the EU effective at the end of 2008, addresses the recognition of obligations for companies that have initiated customer loyalty programmes. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group. The Austrian Airlines Group has concluded an agreement with the Lufthansa Group as the coordinator of the "Miles & More" frequent flyer programme, requiring Lufthansa as the contractual partner to allocate provisions for these obligations.

Standards and interpretations approved by IASB which were first adopted by the EU in January 2009
Revisions to IAS 32 und IAS 1 (Puttable Financial Instruments and Obligations Arising on Liquidation), adopted by the EU prescribe the accounting treatment of financial instruments. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

Revisions to IFRS 1 and IAS 27 (Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate), adopted by the EU relate to the preparation and presentation of consolidated financial statements of a Group of companies under the control of the parent company. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

There are also various changes (improvements to IFRS in 2007) which were adopted by the EU. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

Standards und interpretations approved by IASB but which have not yet been adopted by the EU
Revisions to IAS 27 (Consolidated and Separate Financial Statements), which is expected to be adopted by the EU at the end of the second quarter of 2009, relates to the preparation and presentation of consolidated and separate financial statements. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

Revisions to IAS 39 (Financial Instruments: Recognition and Measurement: Eligible Hedged Items), which is expected to be adopted by the EU at the end of the second quarter of 2009, prescribes the reporting and valuation of financial instruments. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRS 3 (Business Combinations), which was revised in 2008 and which will likely be adopted by the EU in the second quarter of 2009, relates to the accounting treatment for business combinations. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRIC 12 (Service Concession Arrangements) which will likely be adopted by the EU in the first quarter of 2009, addresses the issue of service concession arrangements. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRIC 15 (Agreement for the Construction of Real Estate), which will likely be adopted by the EU at the end of the second quarter of 2009, clarifies accounting practices in respect to agreements on constructing real estate. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation), which will likely be adopted by the EU at the end of the second quarter of 2009, relates to agreements designed to hedge net investments in foreign business operations. The application of this interpretation will not have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRIC 17 (Distributions of Non-cash Assets to Owners) explains how an entity is to account for the distribution of non-cash assets to its equity holders. It is not yet clear precisely when the EU will adopt this interpretation. The application of this interpretation is not expected to have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

IFRS 1 (First Time Adoption of IFRS), which was changed in 2008, sets out the procedures that an entity must follow when it initially applies the International Financial Reporting Standards. It is not yet clear precisely when the EU will adopt this interpretation. The application of this interpretation is not expected to have any impact on the assets, financial position and profit and loss of the Austrian Airlines Group.

3 » Accounting principles

Income and expenses
Income from services and the sale of merchandise is recognised when the corresponding service has been performed or the risks and rewards associated with the right of ownership are transferred to the buyer. Normally, the other criteria included in IAS 18 (Revenue Recognition) are also fulfilled at this time. Revenue is measured at the fair value of the consideration received, taking into account the amount of any trade discounts. The costs of frequent flyer programmes, in particular Miles & More, are deducted directly from sales revenues.

Financial income and financial expenses are valued on a proportional basis, taking into account the effective interest rate.

Dividends are recorded at the time at which the legal claim to the dividend is established.

Related expenditure is also recorded at the time when the income is recorded (matching principle), provided that, if the expenditure has not yet produced an outflow of resources, a liability exists.

Aircraft, other tangible and intangible assets
Aircraft, other tangible assets and intangible assets are calculated as acquisition or production costs less scheduled depreciation charges. The acquisition or production cost is recorded as the amount paid in cash or cash equivalents or the fair value of another form of payment attached at the time of the acquisition or production. Depreciation of the intangible and tangible assets is calculated on a straight-line basis. Assets are depreciated from the time of their readiness for operation onwards. Interest expenses are not capitalised. The estimated useful life of intangible assets, all of which report a limited useful life, remains unchanged from the preceding year:

Estimated useful life of intangible assets

Type	Estimated useful life in years
Software licences and other rights	3 – 10

The costs of goodwill acquired in connection with corporate acquisitions are valued at the time of acquisition as an excess of expenditure for the acquisition using the fair value of acquired assets minus debts and contingent liabilities. The goodwill is subsequently recorded as the excess of the costs of acquisition less the required impairment. The necessity of impairment of goodwill is tested once annually, when the discounted present value of the assets and debts assignable to the goodwill is recorded and compared to the goodwill. Existing synergies within the segments to which the goodwill is assigned can also be included if necessary. In the sale of equity interests, assignable goodwill is partially written off from the accounts. In addition to the annual impairment test to which goodwill is subject, goodwill is also tested for its recoverability, if the circumstances (triggering event) warrant such an assessment. There is no necessity to carry out depreciation on goodwill. Refer to note 20 for more details on goodwill.

The depreciation period of tangible assets is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft when acquired new and of the Fokker 100, which was acquired in used condition, is set out in the following table. Depreciation is carried out based on the residual value of 10% of the respective acquisition cost:

Estimated useful life of aircrafts

Type	Estimated useful life in years	Residual value in %
B777 / B767 / A340[1] / A330[1]	20	10
B737 / A321 / A320 / A319	18	10
Fokker 70 / Embraer RJ[1] / Canadair RJ	15	10
Dash 8	12	10
Fokker 100	8	10

[1] not in operational use with the Austrian Airlines Group as of 31.12.2008

In addition to this, individual aircraft components are depreciated to the shorter scheduled useful life and in the case of engines, the "built in overhaul" method is applied, according to which the acquisition costs allocated to the significant overhauls are depreciated to the duration of the intervals between overhauls.

When capitalising aircraft as an asset, essential components (cabin, engine and interior) are recorded and depreciated separately. Essential overhauls are carried as an asset and depreciated to the estimated useful life until the next overhaul.

The estimated useful life of other tangible assets is essentially as follows:

Estimated useful life of other tangible assets

Type	Estimated useful life in years
Buildings	50
Office fixtures and fittings	10
Commercial machinery and equipment	5 – 10
Cars	8
Technical equipment	5
EDP equipment	3 – 10

The residual value, estimated useful life and methods of amortisation are checked on an annual basis.

If the recoverable amount of an asset is lower than its carrying amount, an impairment is recognised on this value.

According to the estimated recoverable amounts for the aircraft stock of the company, depreciation to a lower achievable amount was not required up until the balance sheet date of the previous year for those aircraft employed in the longer term. In detail, calculations in the past were performed on the basis of so-called Cash Generating Units (CGU). Since all aircraft are used for all traffic streams according to the transfer concept of the Austrian Airlines Group, the total Group fleet has been included as a single CGU. In the segment reporting, all aircraft were assigned to the scheduled services segment. An interest rate of 5.0% was set for the purposes of calculation. For the net cash flows of the periods starting in 2012, which therefore lie beyond the limits of the calculations of the current corporate plan, the net cash flow for the year 2011 was measured and escalated by 2.0% per annum.

As at 31.12.2008 a comparison of the market values in USD of the existing fleet of aircraft operated by the Austrian Airlines Group itself with the respective carrying amounts was carried out. The comparison applied a EUR/USD exchange rate at the reporting date of 1.3917. This comparison led to a lower impairment than the value in use calculation as at 31.12.2008. Assets are written off from the accounts and recognised as a profit or loss pursuant to the stipulations of IAS 16.51 in the same year in which the item was sold or was no longer in operation.

Leased aircraft comprise a separate cash generating unit. During the period under review, there was no need to carry out an impairment loss on leased aircraft, as was the case in the previous financial year.

Finance leases

Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person essentially bears all the risks and rewards connected with the ownership of the lease. If it is determined that economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs borne by the lessee. Whether a contract includes a lease transaction is established at the time of conclusion of the contract according to whether fulfilment of the contract depends on the usage of the asset or the contract includes the right to usage of the asset. Both the depreciation charge and estimated useful life correspond to those of comparable acquired assets.

Sale and Lease Back

"Sale-and-lease-back" transactions are recorded in the balance sheet in accordance with IAS 17.58ff. Book profits are treated according to this standard, depending upon whether a finance lease or an operating lease exists.

Financial instruments in general

A financial instrument is considered to be a contract leading to the simultaneous creation of a financial asset at a company and a financial liability or equity instrument at another company. With regard to financial instruments, the settlement date is relevant for the first recording in the balance sheet and disposal from the balance sheet.

When recognised for the first time, the cost of purchase of the financial instruments corresponds to the fair value. Subsequent valuations are carried out depending on the categories to which the financial instruments are assigned, and are presented in subsequent financial statements.

An asset is written off from the accounts when the contractual rights to the net cash flow related to this asset expire. If all the significant risks and opportunities derived from this asset have been transferred, then the asset is also written off from the accounts.

A financial liability is written off from the accounts when the obligation on which this liability is based is fulfilled, terminated or lapsed.

As a rule, financial assets and financial liabilities are disclosed separately from each other and are not offset. They are only offset on the balance sheet if the right to offset exists in relation to the amounts at the current time and the intention is to perform the offset on a net basis.

Interest and dividends from financial investments received or paid are reported as interest income (financial income), interest expense (financial expenses) or dividend income.

The following financial instruments are reported in the consolidated balance sheet of the Austrian Airlines Group:

› **Cash and cash equivalents**
Cash and cash equivalents, which include cash accounts and short-term deposits with credit institutions, have a residual term of up to three months upon addition to the accounts, and are valued at amortised costs.

› **Held-to-maturity financial assets**
These are assets featuring fixed or allocable repayment streams and terms, and which the company has the intention and capacity to hold until maturity. Held-to-maturity assets are valued at their acquisition costs, taking into account the effective interest method or – in case of an anticipated lasting impairment – are valued at the market values or stock market values, whichever is the lower.

› **Available-for-sale financial assets**
Available-for-sale assets are non-derivative financial assets that have been classified as available-for-sale and do not fall into any other category according to IAS 39. Securities are assigned to the available-for-sale category if they were not acquired as securities within the framework of aircraft financing.

Financial assets classified as "available-for-sale" are essentially reported at fair value. Profits and losses resulting from the valuation at fair value are recorded under shareholders' equity, without recognition through profit or loss. This does not apply if it involves lasting or essential impairments and currency-related changes in value, which are recognised as impacting profit or loss.

The accumulated profits and losses recorded in shareholders' equity from the valuation are only recorded at fair value in the income statement through profit or loss with the sale of the financial assets or in case of impairments.

› **Credits and receivables**
Credits and receivables are non-derivative financial assets with fixed or allocable payments that are not listed on an active market.

These include in particular cash and cash equivalents, trade receivables and other given credits and receivables. When reported for the first time, the credits and receivables are valued at amortised costs applying the effective interest method less a valuation allowance for impairments. Profits and losses are recorded in the annual result if the credits and receivables are disclosed, written off from the accounts or impaired.

Impairments of trade receivables are performed in part using valuation accounts. The decision as to whether a default risk should be recorded in the accounts using a valuation account or by direct impairment of the receivable depends on how reliable the assessment of the risk situation is.

Receivables in foreign currencies are translated at the mid-market rate on the balance sheet date, and are held primarily in USD, CHF and JPY.

› **Liabilities**

Liabilities from financial lease agreements are recognised at the time the contract was concluded at the present value of the leasing rates, whereas all other liabilities are reported at the cost of purchase, taking into account the effective interest method. Liabilities in foreign currencies are translated at the mid-market rate on the balance sheet date, and are held primarily in USD and CHF.

In connection with lease financing, the company is obliged to maintain pre-defined balance sheet ratios in the event of a fundamental change in the ownership structure of the Austrian Airlines Group. As at 31.12.2008, the Austrian Airlines Group had maintained all the contractually stipulated ratios.

For liabilities to banks, refer to Note 30.

› **Other financial liabilities**

Financial liabilities periodically give cause for restitution in cash or another financial asset. These include in particular trade accounts payable, amounts owed to banks and liabilities from finance leases and derivative financial liabilities. Other financial liabilities are essentially valued at amortised costs applying the effective interest method.

› **Derivatives and hedging**

Derivatives are used to provide coverage against interest rate, currency and fuel price risks.

On the balance sheet date, forward transactions were in place to hedge USD operating lease payments.

Financing liabilities relating to both currency and future interest payments are also hedged.

The Group began developing a hedging programme in the first quarter of 2007, under which up to 20% of its annual kerosene needs would be hedged on a staged basis. The hedging strategy was expanded at the beginning of the third quarter of 2008 to include call options, in order to safeguard the company's total fuel requirements for the rest of the year against further fuel price rises.

Derivative financial instruments are neither held nor issued for speculative purposes.

Refer to Note 34 for further details of hedging policy and the financial instruments in place on the balance sheet date.

Derivative financial instruments recorded as assets are reported in the balance sheet under other current assets. Derivative financial instruments recorded as liabilities are reported in the balance sheet under other current liabilities.

When recorded for the first time, financial instruments are valued at their fair value. The fair values are also relevant for subsequent valuations. The recoverable fair value of traded derivative financial instruments corresponds to the market value. This value can be positive or negative. In the event that market values are not available, the fair values are calculated by means of recognised accounting models.

For derivative financial instruments, the fair value corresponds to the amount that the Austrian Airlines Group would have to either receive or pay upon terminating the financial instrument on the balance sheet date. This is calculated applying the foreign currency exchange rates, interest rates and creditworthiness of the contractual partners relevant on the balance sheet date.

Option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are capitalised as an asset.

For the recognition of changes in fair values, either through profit or loss in the income statement or without recognition through profit or loss in shareholders' equity, the decisive factor is whether or not the derivative financial instrument is incorporated in an effective hedge according to IAS 39. In the event that no hedge accounting has been carried out, changes in the fair values of derivative financial instruments are recognised immediately through profit or loss. In the event that an effective hedge does not exist according to IAS 39, the hedge accounting relationship is balanced as such.

The Austrian Airlines Group applies regulations on hedging measures pursuant to IAS 39 (Hedge Accounting) when hedging balance sheet items and future cash flows. This minimises volatility in the income statement.

IAS 39 imposes strict guidelines for the use by companies of hedge accounting, which the Austrian Airlines Group meets as follows: when a hedging transaction begins, the relationship between the financial instrument used as a hedging instrument and the underlying transaction are documented as the aim and the strategy of the hedging. These include both concrete allocation of the hedging instruments to the respective assets or liabilities of the underlying transaction or future transactions, and estimation of the degree of effectiveness of the hedging instruments used. The company continuously monitors existing hedging measures for their effectiveness. If such a measure becomes ineffective, it is immediately cancelled.

Interest-rate swaps are used exclusively to hedge interest-rate risk, while both currency and forward transactions are used to hedge against currency risk. Cash flow hedges are also used with regard to recording in the balance sheet according to IAS 39.

Inventories

Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on acquisition cost, while the use of the item is based on average cost. Financing costs are not reported. As at the balance sheet date, inventories are valued at the lower of cost or net realisable value, less any other costs accrued. Net realisable value is determined by the net selling price of the inventorised product.

Provisions for pensions, severance payments and anniversary bonuses

In addition to specific pension commitments with individual top executives, especially former members of the Board of Management of the Group and their dependants, the following individually defined pension plans are in place:

A pension plan exists for all employees employed by Austrian Airlines AG within Austria, for employees seconded abroad or for individual top executives of subsidiaries. Also included in this scheme are all employees in management positions appointed after 1994.

With effect from 31.12.1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. The rates of contribution for commercial and technical employees who joined the company on or after 1.1.1995 were increased from 1% to 3% with effect from 1.1.2005 (4% from 2009). A similar arrangement exists with employees in Germany whereby this is based on an agreement. The company made the appropriate provisions for this liability until 31.12.2002. From 1.1.2003, it was converted to a local pension contribution system. With effect from 31.12.1996, the pension contribution regulations for the pilots and cabin attendants of Austrian Airlines AG were also transferred to an external pension fund whilst retaining the defined benefit model. The collective bargaining agreement provides for a pension for pilots, payable at the earliest at the age of 55, amounting to 60% of the final salary, whereby this incorporates the entitlement of the ASVG pension, an invalidity benefit as well as the widows' and orphans' pension with its upper limit. For cabin attendants, a direct contribution scheme dependent upon the length of service and limited to 20% of final salary is in place. A pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also in place. For those in-flight employees of Austrian Airlines AG who join the company on or after 1.4.2004, and those pilots and cabin attendants who have moved from Lauda Air to Austrian Airlines in the course of the transfer of the business, the following contributions-based pension fund regulation is in place: pilots receive a contribution of 4% (5% from 2009), cabin attendants a contribution of 3% (4% from 2009) of the respective gross monthly salary.

Provisions have also been made at Tyrolean Airways for a new contribution-based employee pension guaranteed on a collective basis and amounting to 3% of respective gross annual remuneration (4% from 2009 for in-flight personnel). A commitment has also been made to a contribution-based employee pension for commercial and technical employees of Lauda Air, for which the employer pays 3% (4% from 2009) of the respective gross annual remuneration to the pension fund.

Employees whose employment contracts are subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption, to a severance payment in case of termination of their terms of employment by the employer or resignation for an important reason, if they have been employed for at least 10 years and upon retirement in any case. The level of this payment depends on the annual salary at the time of termination and the length of service. In addition to this, collective employee commitments to the payment of anniversary bonuses dependent upon the term of service exist for employees of Austrian Airlines and Tyrolean Airways.

The provisions for pensions, severance payments and anniversary bonuses have been calculated under projected unit credit method. An external actuary calculates the provisions annually at the balance sheet date in the form of an actuarial assessment.

For employees who have joined the company after 1.1.2003, legally prescribed contributions of 1.53% of gross monthly salary are to be paid into an employee severance fund (contribution-based system). For this reason, formation of a provision is not necessary to fulfil legal requirements.

Refer to Note 29 for details pertaining to the actuarial assumptions used.

When income or expenditure resulting either from a change in one of the assumptions or from actuarial gains and losses exceed the defined benefit obligation as at the previous year-end by more than the 10 % corridor relating to severance payments and pensions as defined in IAS 19 (Employee Benefits), the excess over the 10% is distributed annually by the amount of the remaining period of service.

Tax provisions, other provisions and contingent liabilities
Tax provisions and other provisions are recorded to the extent that an obligation exists to third parties, future payments are probable and provisions can be reliably measured. Should one of these criteria not be applicable, then the correspondent obligations are recorded under contingencies. Provisions for obligations which are not likely to burden assets in the following year are allocated to the amount of the present value of the expected outflow of resources. The valuation of the provisions is assessed at the balance sheet date every year. Provisions in foreign currency are translated at the closing rate. The provision for commitments under the 'Miles & More' frequent flyer programme is calculated in line with the agreements reached with Lufthansa.

Deferred taxes
Deferred taxes are calculated in accordance with IAS 12 (Income Taxes) subject to the full liability method. According to IAS 12, deferred tax is calculated on temporary valuation differences between the tax value and the carrying amount of the assets and debts according to IFRS. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the foreseeable future. The calculation of the tax deferral is based upon the standard rate of income tax in the country at the time of the expected reversal of the value difference.

Estimates and assumptions
In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the presentation of the assets and liabilities shown in the balance sheet, the statement of other obligations on the balance sheet date and the reporting of revenue and expenditure for the reporting period. Assumptions and estimates are primarily applied when determining the useful life of the value of aircraft, other tangible and intangible assets (Note 3), calculating discounted cash flows within the scope of impairment tests (Notes 17 and 20), and forming provisions for pensions and other related obligations (Note 29), taxes (Note 25) as well as guarantees (Note 32). It is possible that the actual amounts may vary from the estimates which have been made.

The sum total of the social capital provisions (carrying amount of EUR 308.9m as at 31.12.2008) is decisively influenced by assumptions on the interest rates to be applied as well as the expected salary increases. A change in the interest rate of 0.5 percentage points would lead to a change in the defined benefit obligation of EUR 10.0m and a change in the expected salary increases of 0.5 percentage points would lead to a change in the defined benefit obligation of EUR 35.0m. As shown in Note 29, a yield of 4% is expected for 2009 from the plan assets under the assumptions which have been presented. However, should the current economic situation deteriorate further, and stock markets and non-government bond marks develop negatively once again, the expected yield would be reduced to at least 0%.

Pursuant to IAS 36, an impairment test has to be carried out at least once annually, either on the basis of the present value of the estimated discounted cash flows of the value of the entire fleet of aircraft operated by the Austrian Airlines group (in accordance with the value in use approach) or on the basis of the market value of the individual aircraft (market value method). Pursuant to IAS 36, an impairment has to be made to the higher of the value in use and the realisable value. In the case of an impairment test based on net selling prices, the rise in value of the USD compared to the Euro would lead to higher net selling prices, due to the fact that used aircraft are primarily traded in US dollars and thus to a lower level of depreciation.

On the basis of the carrying amounts as at 31.12.2008 and a EUR/USD exchange rate of 1.3917 at the balance sheet date results in an impairment loss of EUR 238.4m in the consolidated financial statements for the 2008 financial year based on an individual valuation method; applying the EUR/USD exchange rate of 1.30, the impairment loss would have been reduced to EUR 186.6m.

According to the current status of corporate planning, there is no foreseeable requirement to carry forward losses and thus no recoverability on the deferred tax assets for tax loss carryforwards, which were thus completely impaired as at 31.12.2008.

An obligo of 100% was assumed for the valuation of liabilities.

Currency translation in foreign currency transactions
Where transactions take place in a foreign currency, exchange rate differentials arising from the conversion of monetary foreign currency positions, which occur due to exchange rate fluctuations between the booking in of the transaction and the balance sheet date, are recognised as profit or loss in the relevant period. Non-monetary entries valued at the cost of acquisition or production are converted at the historic rate. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion	Market price on reporting date	Average	Market price on reporting date	Average
EUR	2008		2007	
USD	1.3917	1.4726	1.4721	1.3797
JPY	126.14	151.53	164.93	162.11
CHF	1.4850	1.5786	1.6547	1.6459
GBP	0.9525	0.8026	0.7334	0.6873
AUD	2.0274	1.7487	1.6757	1.6366
SKK	30.126	31.125	33.583	33.770

Stock options
The company originally granted two stock option plans, details of which can be found in Note 39. The 2002 stock option programme expired as at 31.12.2007.

Share options (share-based payment transactions with settlement by equity instruments) are valued at fair value at the time they are granted. The fair value of the obligation is recorded as personnel expenses for the vesting period. Conditions for the exercise of the options not bound by market conditions are taken into account in the assumptions as to the number of options for which an exercise is anticipated. Obligations from share-based remuneration transactions with a cash settlement are charged as a liability and valued at the fair value on the balance sheet date. The expenses are recorded over the vesting period. The fair value is calculated both in share-based compensation transactions with settlement by equity instruments, and in share-based compensation transactions with cash settlement with internationally recognised valuation procedures, called the "Black-Scholes Model".

The provisions of IFRS 2 were not applied to stock options granted before 7.11.2002.

The stock options granted in 2007 accrued pro rata temporis from the beginning of June 2007, as the conditions of participation also provide for the payment to be made in cash. As provided for in IFRS 2, an actuary has carried out an actuarial valuation of the obligation resulting from the SOP 2007. However, no provisions were allocated due to the fact that the additional pre-requisite of positive earnings per share was not fulfilled. If this precondition were not observed, a provision amounting to EUR 0.8m would have been required.

4 » Consolidation methods

Subsidiaries are included in the consolidated financial statements applying IAS 27 if the Group exercises a controlling influence. Associated companies are included at equity. Other investments are carried at cost. In the capital consolidation, the acquisition values of the equity interests at the time of acquisition are compared to the Group share in the revaluated shareholders' equity in the respective company. In subsequent consolidations, the hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and debts. Any remaining asset side difference from capital consolidation is recognised as goodwill. The acquisition cost of investments included in the consolidated financial statements at equity are increased and reduced respectively at each reporting date by the prorated share held by the Austrian Airlines Group in the changes in shareholders' equity of the associated company. The difference between the acquisition cost of the equity investment and the pro-rated shareholders' equity of the company is allocated and carried forward on the basis of the principles applicable to full consolidation. Effects resulting from intra-Group transactions are eliminated, and intra-Group receivables and payables between consolidated companies are netted. Intercompany profits and losses in non-current and current assets are eliminated, and Intra-Group income is set off against the corresponding expenses.

5 » Consolidation range

In 2008, Travidata Inc. was liquidated, and Travidata (UK) Limited as well as 41% of the shares held in AVS Privatkunden Versicherungsservice GmbH were sold. The Austrian Airlines Group increased its shareholding in TRAVIAUSTRIA and TRAVI Holding from 67% to 69%. The Bratislava Technik Center s.r.o. was renamed in ATC – Austrian Technik Consulting s.r.o.

In 2007, the scope of consolidation was extended to include Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH as well as IC Austrian Airlines Ltd.

TVW Travel Value Wien Betriebs GmbH & Co KG was sold as contractually stipulated as at 1.1.2007, and was eliminated from the scope of consolidation. The sales price amounted to EUR 13.1m, and was completely paid. Cash and cash equivalents totalling EUR 6.4m were released within the context of this divestiture.

A total of 18 subsidiaries were fully consolidated in the 2008 financial year (2007: 21). Investments in three associated companies (2007: 5) were consolidated at equity.

The following subsidiaries were fully consolidated in the consolidated financial statements of the Austrian Airlines Group:

Fully consolidated companies

Company	Headquarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Schwechat	100
Austrian Airlines Lease and Finance Company Ltd.	St. Peter Port	100
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100
Lauda Air Luftfahrt GmbH	Schwechat	100
SLL s.r.o.	Bratislava	100
Austrian Airlines Technik - Bratislava, s.r.o.	Bratislava	100
Austrian Airlines Technik Marketing GmbH	Schwechat	100
ATC - Austrian Technik Consulting s.r.o.	Bratislava	100
UIA Beteiligungsgesellschaft m.b.H.	Schwechat	100
AUA Versicherungs-Service Gesellschaft m.b.H.	Schwechat	100
AVICON Aviation Consult Gesellschaft m.b.H.	Schwechat	100
Wien Oberlaa Liegenschaftsentwicklungs GmbH	Schwechat	100
IC Austrian Airlines Ltd.	St. Peter Port	100
ACS Aircontainer Services Gesellschaft m.b.H.	Fischamend	76
TRAVI Holding GmbH	Vienna	69
TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG	Vienna	69
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH	Feldkirchen near Graz	60
SCA Schedule Coordination Austria GmbH	Schwechat	54

The investments in the following associates were consolidated at equity:

At equity consolidated companies

Company	Headquarters	Holding in %
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
Link & Learn Aviation Training GmbH	Zirl	33.33
Ukraine International Airlines	Kiev	22.5

An overview of the company's equity interests can be found on page 152.

6 » Currency translation of foreign subsidiaries

In accordance with IAS 21, the annual financial statements of foreign consolidated companies are converted into the Euro according to the functional currency concept. For the majority of the companies this is the respective national currency, since these companies operate their businesses independently in a financial, commercial and organizational respect. Accordingly, assets and liabilities are converted at the exchange rate on the balance sheet date, whereas expenses and income are converted at the annual average exchange rate.

The differences relative to the prevailing exchange rates on the balance sheet date are recorded separately under shareholders' equity as the currency translation difference.

Notes to the Consolidated Income Statement

7 » Flight revenue

Flight revenue by type of service

EURm		2008	2007
Scheduled	Passengers	2,002.3	1, 999.3
	Excess baggage	10.0	9.6
	Cargo	139.2	135.4
	Airmail	7.5	7,8
Scheduled total		2,159.0	2,152.1
Charter		202.0	216.5
		2,361.0	2,368.6

While the expansion in flight revenue in the medium-haul segment as a result of the increase in the number of passengers carried almost compensated for the fall in long-haul revenue due to route closures, the capacity cutbacks on long-haul flights caused reductions in revenue in the area of charter traffic.

8 » Other revenue

Other Revenue

EURm	2008	2007
Sales of goods	8.2	10.2
Commissions	10.5	12.6
Technical services	27.7	34.6
Handling services	13.4	12.8
Aircraft lease	25.8	14.6
Revenue from service provider charges	7.2	7.9
Other	8.5	7.3
	101.3	100.0

The sale of goods primarily consists of revenue from in-flight sales, and those from duty free shops which were handled by TVW Travel Value Wien Betriebs GmbH & Co KG up until the end of 2006. TVW was sold effective 1.1.2007. The commissions primarily result from ticket sales for other airlines. Revenue from aircraft leasing of EUR 25.8m during the period under review mainly relates to the leasing of aircraft of the types A340, A330, B737 and ERJ. Amongst other things, the other revenue item also includes revenue from personnel leasing. Revenue from service provider charges and the corresponding lease of equipment is attributable for the most part to TRAVIAUSTRIA.

9 » Result from the disposal of non-current assets and other income

Result from the disposal of non-current assets and other income

EURm	2008	2007
Result from the disposal of non-current assets	0.8	7.4
Income from release of provisions	18.2	24.5
Income from charges to third parties	3.0	2.9
Rental income	5.1	4.8
Foreign currency gains	–	0.6
Damages	3.7	8.2
Other income	35.1	31.4
	65.9	79.8

The profit from the sale of tangible assets (property, plant and equipment) in 2008 is primarily related to the sale of a Dash 8-300 and a reserve engine, as well as the write off of residual book values from the accounts. In contrast, the profit from the sale of tangible assets in 2007 were mainly related to the sale of two Airbus A330 aircraft, one Airbus A310, one Canadair RJ-100, one B737-300 and two reserve engines. The decline in income resulting from the release of provisions is mainly due to the lower release of provisions for tickets which were issued but not used in previous years and other obligations. Other revenue includes, amongst other items, advertising contributions, ticketing fees, compensation for damages and the release of the valuation reserve for receivables.

10 » Expenses for materials and services

Expenses for materials and services

EURm	2008	2007
Aircraft fuel	581.0	441.7
Landing and handling charges	253.5	264.0
En route charges	116.1	113.6
Aircraft parts	25.7	26.3
Subcontracted aircraft overhauls	54.6	73.7
Travel expenses of crew	29.4	29.4
Long-term aircraft lease	8.9	15.9
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	58.6	61.6
Expenditures on commissions	102.8	118.0
Passenger servicing	111.9	116.4
Passenger landing charges	189.9	194.4
Expenditure on reservation systems	53.6	55.9
Merchandise for resale	4.1	3.5
Other passenger relates expenses	27.4	24.2
	1,617.5	1,538.6

The change in the individual position under the item "Expenses for materials and services" is primarily the result of production cutbacks. In addition, there were massive price increases in jet fuel until the third quarter of 2008. The position "Aircraft parts" includes the release of the valuation reserve for inventories of EUR 0.2m (2007: EUR 5.2m). The reduction in expenses on long-term aircraft leases results from the early return of a leased Airbus A330.

11 » Personnel expenses

Personnel expenses

EURm	2008	2007
Wages and salaries	370.3	372.8
Severance payments and payments to an employee severance fund	19.1	16.9
Pensions	13.0	15.1
Compulsory social expenses	90.0	91.6
Other social expenses	14.7	14.2
	507.1	510.6

Despite the considerable decrease in the average number of employees, personnel expenses did not decline to the same extent, which is related to increased salaries mandated by collective wage agreements and individual salary adjustments.

Average number of employees

	2008	2007
Austrian Airlines[1]	6,110	6,335
Tyrolean Airways	1,634	1,544
Bratislava Technik Center[2]	76	62
Other group employees	94	90
	7,914	8,031

1) Incl. Lauda Air
2) Incl. Slovak Airlines in 2007

The average of 7,914 employees in 2008 included 26 blue collar employees (2007: 30). Part-time employees are included on a proportionate basis of their working hours.

12 » Depreciation and amortisation of tangible and intangible assets

Depreciation and amortisation of tangible and intangible assets

EURm	2008	2007
Depreciation intangible assets	8.3	8.0
Depreciation aircrafts	241.5	250.3
Depreciation other tangible assets	13.2	11.8
Total scheduled depreciation	263.0	270.1
Impairment	238.4	-
	501.4	270.1

For a breakdown of the depreciation, amortisation and impairment amounting to EUR 501.4m (2007: EUR 270.1m), refer to the comments in Note 16ff. The reduction in depreciation of aircraft essentially results from the sale of aircraft due to the long-haul redimensioning in the year 2007. As at 31.12.2008, an impairment loss of EUR 238.4m was reported for the existing fleet of aircraft operated by the Austrian Airlines Group, comparing the USD market values calculated in Euros at a EUR/USD exchange rate of 1.3917 with the carrying amounts for 53 aircraft.

13 » Other expenses

Other expenses

EURm	2008	2007
Other costs premises and plant	68.5	66.8
Insurances	3.9	5.2
Advertising and representation expenses	30.5	41.2
Consultancy costs	16.5	11.6
Claims	3.6	0.9
Losses of receivables	2.8	2.4
Postage and telecommunications charges	4.1	4.5
Travel expenses of ground staff	8.1	7.2
Taxes (excluding taxes on income)	2.4	3.1
Support materials	14.8	14.3
Other material usage and purchased services	22.8	22.3
Foreign currency losses	26.9	–
Other expenses	11.7	10.0
	216.6	189.5

Whereas the foreign currency liabilities and the balance sheet related exchange rate valuation as at the balance sheet date of 31.12.2008 resulted in a loss of EUR 26.9m, the assessment carried out in 2007 led to income of EUR 0.6m. The decline in advertising expenses is a result of the reduced level of advertising carried out by the Group. Other expenses include, amongst other items, bank service charges and various administrative costs.

14 » Financial expenses/Financial income

Financial expenses/Financial income

EURm	2008	2007
Interest and similar financial expenses	–72.5	–81.0
Income from other securities and other long-term financial assets	11.7	10.8
Other interest and similar income	15.8	24.2
	–45.0	–46.0

The item "financial expenses" includes the reclassified interest expenses of EUR 29.4m (2007: EUR 26.0m) and the expected income from plan assets of EUR 10.7m (2007: EUR 9.5m), encompassing accrued provisions for social capital. The decline in interest income is primarily related to the lower average level of cash and cash equivalents. The lower interest expense can be mainly attributed to the reduction in interest-bearing liabilities by EUR 126.8m in comparison to the previous year.

15 » Other financial expenses/Other financial income

Other financial expenses/Other financial income

EURm	2008	2007
Expenses from securities and loans	–2.8	–7.8
Expenses from equity interests	–	–0.2
Income from securities and loans	6.4	0.2
Income from equity interests	8.9	0.6
	12.5	–7.2

Expenses relating to securities and loans are primarily the result of the valuation of securities on the balance sheet date of 31.12.2008. The income from securities and loans during the 2008 financial year amounting to EUR 6.4m are mainly related to share-price related impairment gains for securities and loans. The income from subsidiaries is due to the sale of the Group's shareholding in the Vienna Stock Exchange as well as other investment income.

Notes to the Consolidated Balance Sheet

16 » Intangible assets

Intangible assets EURm.	Industrial property rights and similar rights and licences	Goodwill	Total
Acquisition costs			
Balance 1.1.2008	92.0	13.3	105.3
Additions	14.6	0.3	14.9
Disposals	-1.5	-	-1.5
Reclassifications	8.8	-	8.8
Balance 31.12.2008	113.9	13.6	127.5
Depreciation			
Accumulated depreciation and impairment 1.1.2008	-80.2	-9.1	-89.3
Depreciation charge for the year	-8.3	-	-8.3
Disposals of accumulated depreciation and impairment	1.5	-	1.5
Accumulated depreciation and impairment 31.12.2008	-86.8	-9.1	-95.9
Book value 31.12.2008	27.1	4.5	31.6
Book value 1.1.2008	11.8	4.2	16.0

Intangible assets EURm	Industrial property rights and similar rights and licences	Goodwill	Total
Acquisition costs			
Balance 1.1.2007	87.4	13.3	100.7
Additions	4.5	-	4.5
Disposals	-0.2	-	-0.2
Reclassifications	0.3	-	0.3
Balance 31.12.2007	92.0	13.3	105.3
Depreciation			
Accumulated depreciation and impairment 1.1.2007	-72.3	-9.1	-81.4
Depreciation charge for the year	-8.0	-	-8.0
Disposals of accumulated depreciation and impairment	0.1	-	0.1
Accumulated depreciation and impairment 31.12.2007	-80.2	-9.1	-89.3
Book value 31.12.2007	11.8	4.2	16.0
Book value 1.1.2007	15.1	4.2	19.3

All the useful lives defined for intangible assets as described in Note 3 were applied. Additions refer to the acquisition of rights for the improvement and expansion of information systems.

17 » Aircraft

Aircraft EURm	Aircraft	Reserve engines. spare parts and equipment	Advance payments and assets under construction	Total
Acquisition costs				
Balance 1.1.2008	3,297.3	149.8	25.2	3,472.3
Additions	76.2	9.4	11.9	97.5
Disposals	-89.1	-17.9	-	-107.0
Reclassifications	18.4	-	-18.4	-
Balance 31.12.2008	3,302.8	141.3	18.7	3,462.8
Depreciation				
Accumulated depreciation and impairment 1.1.2008	-1,469.4	-76.6	-2.0	-1,548.0
Depreciation charge for the year	-226.1	-15.5	-	-241.6
Impairment	-238.4	-	-	-238.4
Disposal of accumulated depreciation and impairment	81.5	11.4	-	92.9
Accumulated depreciation and impairment 31.12.2008	-1,852.4	-80.7	-2.0	-1,935.1
Book value 31.12.2008	1,450.4	60.6	16.7	1,527.7
Book value 1.1.2008	1,827.9	73.2	23.2	1,924.3

Aircraft EURm	Aircraft	Reserve engines. spare parts and equipment	Advance payments and assets under construction	Total
Acquisition costs				
Balance 1.1.2007	3,706.2	183.0	48.9	3,938.1
Additions	154.1	8.5	17.7	180.3
Disposals	-573.2	-43.4	-29.5	-646.1
Reclassifications	10.2	1.7	-11.9	-
Balance 31.12.2007	3,297.3	149.8	25.2	3,472.3
Depreciation				
Accumulated depreciation and impairment 1.1.2007	-1,712.2	-90.7	-2.0	-1,804.9
Depreciation charge for the year	-234.5	-14.8	-0.9	-250.2
Disposal of accumulated depreciation and impairment	477.3	28.9	0.9	507.1
Accumulated depreciation and impairment 31.12.2007	-1,469.4	-76.6	-2.0	-1,548.0
Book value 31.12.2007	1,827.9	73.2	23.2	1,924.3
Book value 1.1.2007	1,994.0	92.3	46.9	2,133.2

A total of EUR 97.5m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. No new aircraft were acquired during the 2008 financial year. The sum of EUR 67.4m was recognised for essential aircraft overhauls. The disposals of aircraft primarily related to the sale of one Dash 8-300 and a reserve engine as well as the write-off of residual book values from the accounts.

As at 31.12.2008, an impairment loss of EUR 238.4m was reported for the existing fleet of aircraft operated by the Austrian Airlines Group, comparing the USD market values calculated in Euros at a EUR/USD exchange rate of 1.3917 with the carrying amounts for 53 aircraft. At the balance sheet date of the previous year on 31.12.2007, this market value oriented calculation would have led to an impairment requirement.

In contrast, the value in use impairment test carried out in the preceding year for aircraft in use in the longer term did not lead to any impairment loss to the lower fair value. In details, the calculation was performed on the basis of so-called Cash Generating Units (CGU). Since all aircraft are used for all traffic streams according to the transfer concept of the Austrian Airlines Group, the total Group fleet has been included as a single CGU. An interest rate of 5.0% was used in the calculation. For the cash flows of the periods starting in 2012, which therefore lie beyond the limits of the calculations of the current corporate plan, the cash flow for the year 2011 was measured and escalated by 2.0% per annum.

Leased aircraft comprise a separate Cash Generating Unit. During the period under review, there was no need to carry out an impairment loss on leased aircraft, as was the case in the previous financial year.

18 » Other tangible assets

Other tangible assets EURm	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Acquisition costs					
Balance 1.1.2008	87.7	19.8	118.3	10.4	236.2
Additions	2.6	0.7	5.6	0.9	9.8
Disposals	–	–	–21.6	–	–21.6
Reclassifications	–	–	0.6	–9.4	–8.8
Balance 31.12.2008	90.3	20.5	102.9	1.9	215.6
Depreciation					
Accumulated depreciation and impairment 1.1.2008	–53.8	–17.5	–93.8	–	–165.1
Depreciation charge for the year	–2.5	–0.8	–9.8	–	–13.1
Disposals of accumulated depreciation and impairment	–	–	21.7	–	21.7
Accumulated depreciation and impairment 31.12.2008	–56.3	–18.3	–81.8	–	–156.4
Book value 31.12.2008	34.0	2.2	21.1	1.9	59.2
Book value 1.1.2008	33.9	2.3	24.5	10.4	71.1

Other tangible assets EURm	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Acquisition costs					
Balance 1.1.2007	84.3	19.7	110.2	3.8	218.0
Additions	4.0	0.5	12.9	8.5	25.9
Disposals	–2.0	–0.4	–5.0	–	–7.4
Reclassifications	1.4	–	0.2	–1.9	–0.3
Balance 31.12.2007	87.7	19.8	118.3	10.4	236.2
Depreciation					
Accumulated depreciation and impairment 1.1.2008	–53.2	–16.9	–90.0	–	–160.1
Depreciation charge for the year	–2.4	–0.9	–8.5	–	–11.8
Disposals of accumulated depreciation and impairment	1.8	0.3	4.7	–	6.8
Accumulated depreciation and impairment 31.12.2007	–53.8	–17.5	–93.8	–	–165.1
Book value 31.12.2007	33.9	2.3	24.5	10.4	71.1
Book value 1.1.2007	31.1	2.8	20.2	3.8	57.9

Additions in 2008 recorded as plant equipment are primarily attributable to new purchases for the improvement of IT infrastructure. Additions to other facilities, company and business equipment also include investments in the new training building at Vienna Airport. The company is currently engaging in a series of activities designed to commercially realise the sale of the main office building owned by the Group and used as its headquarters until the end of the third quarter of 2007, which was used as a training area until the summer of 2008. The building is still recognised as a tangible asset due to the fact that the pre-requisite for a separate recognition as a non-current asset held for sale pursuant to IFRS 5 has not been met.

19 » Leased assets

The item Aircraft and Other tangible assets also include leased assets that, due to the substance of the lease agreements, are treated as finance leases although there is no legal ownership by the Group. At the end of the reporting period, this included 42 used aircraft – one A340, one A330, four A321, seven A320, seven A319, four B777, three B767, nine B737, two Dash8-300, one F70 and three ERJ. 90 aircraft with a total book value of EUR 1,321.7m, as well as deposit payments, are pledged within the framework of financing agreements typically concluded in the aviation branch to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies. Junior liens (hyperocha) also serve as a security for credit lines. The total amount of leased assets, which are considered to be in the possession of the Group according to IAS 17 (Accounting for Leases), is as follows:

Leased assets EURm	Leased aircraft and reserve engines	Leased buildings
Acquisition costs		
Balance 1.1.2008	2,002.8	10.1
Additions/Reclassifications	157.3	–
Disposals	–23.0	–
Balance 31.12.2008	2,137.1	10.1
Depreciation		
Accumulated depreciation and impairment 1.1.2008	–751.9	–3.6
Depreciation charge for the year	–182.7	–0.3
Disposals of accumulated depreciation and impairment	21.6	–
Accumulated depreciation and impairment 31.12.2008	–913.0	–3.9
Book value 31.12.2008	1,224.1	6.2
Book value 1.1.2008	1,250.9	6.5

Leased assets EURm	Leased aircraft and reserve engines	Leased buildings
Acquisition costs		
Balance 1.1.2007	1,991.1	10.1
Additions/Reclassifications	132.6	–
Disposals	–120.9	–
Balance 31.12.2007	2,002.8	10.1
Depreciation		
Accumulated depreciation and impairment 1.1.2007	–701.3	–3.4
Depreciation charge for the year	–127.0	–0.2
Disposals of accumulated depreciation and impairment	76.4	–
Accumulated depreciation and impairment 31.12.2007	–751.9	–3.6
Book value 31.12.2007	1,250.9	6.5
Book value 1.1.2007	1,289.8	6.7

Further information on leasing obligations is contained in Note 33.

20 » Share of results in associates/Investments in associates using the equity method

The share of results in associated companies in the 2008 financial year amounting to EUR 10.2m encompasses the earnings contributions of the associated companies "AirPlus", Ukraine International Airlines and Link & Learn as well as the accounting profit from the sale of the shareholding in TUI Österreich.

The carrying amount of the investments in associates, which are recognised at equity, is EUR 15.5m.

"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., the Austrian credit card specialist for corporate and private credit cards, further expanded its position as a specialist and market leader for business travel management and card-based payment systems with the product portfolio consisting of Diners Club, UATP and VISA. With a growth of 4.4% in the number of credit cards issued, the total credit card payments increased by 8.5% compared to the preceding year. All areas, the core segment of corporate customers, road account and private customers, contributed to the company's success. In 2008, revenue amounted to EUR 27.4m (2007: EUR 26.2m), and the net profit for the period totaled EUR 1.5m (2007: EUR 1.3m). Total assets were EUR 100.8m, and liabilities amounted to EUR 89.4m as at 31.12.2008. An average of 74 employees worked at the company in 2008.

In the 2008 financial year, Ukraine International Airlines (UIA) operated 16 Boeing 737 aircraft, transporting about 1,660,000 passengers in both scheduled and charter flight service. UIA primarily connects Kiev with Western European capital cities, namely Amsterdam, Barcelona, Berlin, Brussels, Frankfurt, Helsinki, Lisbon, London, Madrid, Milan, Paris, Rome, Vienna and Zurich, as well as with Tiflis and Dubai. The charter segment mainly offers flights to destinations in Egypt, Turkey, Italy and Spain. It also offers domestic flight service to L'viv and Simferopol, and one Boeing 737F aircraft is used for cargo service on the Kiev-Vienna-Liege route. Ukraine International Airlines plans to expand its flight network and fleet in 2009. The company achieved revenues of USD 363.0m according to preliminary figures. The preliminary profit for 2008 amounts to USD 13.0m (2007: USD 16.7m), whereas preliminary total assets are USD 107.8m (2007: USD 98.9m) and liabilities amount to USD 57.8m (2007: USD 56.6m). During the year under review, an average of 1,356 people were employed by the company. The Austrian Airlines Group leased one Boeing 737 to UIA within the framework of a finance lease agreement.

Due to the interest rate and inflation situation in the Ukraine, the interest rate for calculating goodwill within the context of the impairment test for 2008 was set at 12% (2007: 12%), which is related to the higher country risk. For the cash flows of the periods starting in 2013, which therefore lie beyond the limits of the calculations of the current corporate plan, the cash flow for the year 2012 was measured and escalated by 7.0% per annum. It was not necessary to carry out any depreciation as a result of the calculation.

The stake in TUI Österreich GmbH & Co KG, which was integrated into Gulet Touristik GmbH & Co KG in 2007 on the basis of a merger agreement based on the final balance sheets as at 31.12.2006 was sold effective 1.1.2008.

In 2007, the pro-rata losses amounting to EUR 0.2m in companies included at equity were not recognised, because the book value of the equity stake was already written down to "zero" in the Group's accounts.

21 » Securities and loans

The portfolio of securities owned by the Austrian Airlines Group primarily consists of fixed and variable interest-rate loans from both domestic and international issuers. The interest rates on the balance sheet date ranged between 1.69% and 5.66% during the period under review. The average effective interest rate in the reporting period was 4.61% (2007: 4.34%). For unlisted securities, the market value disclosed by the custodian bank was recognised. The rate applying to the securities classified as available-for-sale totalling EUR 159.8m has further declined due to the particular capital market situation as a consequence of the banking and liquidity crisis, even though the issuers continue to report a high rating. The resulting further fluctuation in value of EUR 45.4m was reported under shareholders' equity without recognition to profit or loss.

In our opinion, the corresponding securities would be available under normal market conditions prevailing in a liquid stock market. This conclusion can be drawn from the fact that we have been provided with tradable share prices for purchase in the last few months. The share price losses do not represent an impairment but rather fluctuation in value, because the issuers continue to maintain an outstanding investment rating. From today's point of view, one will be likely able to fully make use of the securities in regards to their nominal amounts and interest rates. In addition, the published share prices have risen in the meantime, and are increasingly approaching the tradable over-the-counter rates.

Of the portfolio of securities with a book value of EUR 163.8m as at 31.12.2008 (2007: EUR 206.6m), a total of EUR 115.0m was not freely available, and primarily served as additional security within the scope of aircraft financing.

Securities	held-to-maturity		available-for-sale	
EURm	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Securities	58.3	57.5	105.5	149.1

The interest accumulated on securities held-to-maturity amounted to EUR 2.1m in the 2008 financial year (2007: EUR 3.0m).

The following table compares the book and market values of securities held-to-maturity:

Book and market value securities held-to-maturity

EURm	31.12.2008	31.12.2007
Book value	58.3	57.5
Market value	58.3	57.5
Unrealised gain/loss	–	–

Loans are primarily comprised of deposit payments for aircraft financing.

22 » Inventories

Inventories totalling EUR 51.7m consist of technical commodities required and purchased for use in servicing the fleet, goods for in-flight sale and other merchandise. As at 31.12.2008, valuation allowances of EUR 20.0m (2007: EUR 20.2m) were deducted from inventories totalling EUR 34.5m. Income from the release of the valuation allowance of EUR 0.2m (2007: EUR 5.2m) is recognised as material expenses.

Inventories

EURm	31.12.2008	31.12.2007
Operational supplies and consumables	44.5	39.0
Goods for sale and other merchandise	7.2	7.7
	51.7	46.7

23 » Trade receivables

Trade receivables due within one year

EURm	31.12.2008	31.12.2007
Trade receivables	125.1	145.4

In principle, trade receivables are interest-free and the overwhelming majority have a term of up to 30 days. The receivables in their given state as at 31.12.2008 amounted to EUR 14.5m in USD, EUR 3.8m in JPY, EUR 3.6m in CHF, EUR 2.6m in GBP, EUR 2.6m in RUB and EUR 2.1m in SEK.

Of the receivables as at 31.12.2008 EUR 49.2m was pledged as security for rediscount financing (2007: EUR 53.7m).

As at 31.12.2008 valuation allowances amounted to EUR 13.2m (2007: EUR 13.9m). Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The recognised carrying amounts of the monetary assets described in these items correspond to their market values.

Valuation allowances trade receivables

EURm	31.12.2008	31.12.2007
Balance valuation allowances 1.1.	13.9	13.5
Arising during the year	2.2	1.9
Usage	–1.8	–0.3
Releases of valuation allowances	–1.1	–1.2
Balance valuation allowances 31.12.	13.2	13.9

Allocations to valuation allowances of EUR 2.2m (2007: EUR 1.9m) result entirely from individual valuation allowances. No packaged valuation allowances were carried out. The releases of valuation allowances of EUR 1.1m (2007: EUR 1.2m) relate to cancellations of individual valuation allowances; EUR 0.5m (2007: EUR 0.5m) refer to expenses related to the complete write-off of receivables. Income from the release of valuation allowances is recognised under other revenue, while expenses from valuation allowances and write-offs of trade receivables are recorded under other expenses.

24 » Other current assets

Other currents assets due after more than one year

EURm	31.12.2008	31.12.2007
Other accounts receivable	12.6	15.3
Prepaid expenses	11.8	13.3
	24.4	28.6

Other current assets due within one year

EURm	31.12.2008	31.12.2007
Other accounts receivable	29.7	33.4
Prepaid expenses	4.8	7.8
	34.5	41.2

As at 31.12.2008 valuation allowances on other receivables amounted to EUR 1.9m (2007: EUR 2.0m). Other receivables also include accrued interest income of EUR 1.4m (2007: EUR 3.0m). The recognised carrying amounts of the monetary assets described in these items correspond to their market values. The prepaid expenses item mainly consists of maintenance expenses and rental payments made in advance.

Contingent receivables

At the balance sheet date there was a receivable related to the partial non-implementation of the issued capital increase amounting to EUR 156.4m. This contingent receivable is currently pending with a court of law. At the present time, it would not be feasible to estimate the potential financial effects on the company.

25 » Income taxes/Deferred tax assets

As at 31.12.2007 the deferred tax assets were covered due to positive corporate budgeting and positive business results. The current status of corporate planning does not lead to a foreseeable utilisation of tax loss carry forwards. As such no recoverability can be effected in the future. The deferred tax assets of EUR 96.0m as at 31.12.2008 were completely reported as an impairment loss in the income statement.

The deferred tax assets recognised directly in shareholders' equity in the first three quarters of 2008 were dissolved without recognition to profit or loss as at 31.12.2008. The tax amount resulting from valuation changes in financial instruments recognised directly in shareholders' equity amounted to EUR 2.7m in the 2008 financial year (2007: EUR −0.7m). Income taxes refer to paid or owed taxes from the individual companies on income and earnings as well as deferred tax liabilities.

Income taxes

EURm	2008	2007
Deferred tax income	96.0	−0.1
Other income tax expenses	−0.9	−0.4
	95.1	−0.5

Other income taxes resulted from the release of a provision in 2008 and a tax credit in 2007.

The breakdown of the effective tax burden in the year under review is as follows:

Effective tax expense/income

EURm	2008	2007
Result before tax	–334.4	+2.8
Income tax expense (+)/income(–) applying the Austrian corporate income tax rate of 25%	–83.6	+0.7
Tax losses carry forward not carried as an asset	+86.0	+14.4
Effect of tax rates deviating from Austrian corporate income tax rate	–10.5	–11.7
Depreciation deferred taxes	+96.0	–
Other	+7.2	–3.9
Effective tax expense (+)/(income (–)	95.1	–0.5

The deferred tax assets recorded in the balance sheet are based on the following temporary differences between the carrying amounts for IFRS financial reporting purposes and the tax base. The deferred tax assets were recorded subject to application of the 25% tax rate valid in Austria as at 1.1.2005.

Deferred tax assets

EURm	31.12.2008	31.12.2007
Allocated tax loss carry forward	273.4	401.9
Assets (primarily aircraft) and associated financing liabilities	158.2	24.4
Provisions for pension obligations	120.5	122.4
Provisions for severance payments	117.2	108.6
Provisions for anniversary payments	8.6	9.9
Provisions for additional depreciation	–6.0	–9.7
Other provisions	–145.6	–140.3
Untaxed reserves	–27.7	–31.2
Other liabilities	–119.6	–111.4
Other temporary differences	5.1	5.8
Tax base	384.1	380.4
Deferred tax assets before depreciation	96.0	95.1
Depreciation deferred taxes	–96.0	–
Deferred tax assets after depreciation	–	95.1

According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward (EUR 1,063.2m). Due to uncertainties involving their potential usability in the future, no additional deferred taxes were recognised on tax loss carry forwards. No deferred taxes were accounted for profits of ALF which are not intended for distribution.

26 » Cash and cash equivalents

Cash and cash equivalents

EURm	31.12.2008	31.12.2007
Bank deposits and cash stocks	39.0	33.0
Fixed deposits	102.8	186.3
	141.8	219.3

On the balance sheet date of 31.12.2008 the cash and cash equivalents of EUR 41.0m (2007: EUR 57.8m) were pledged as security.

The carrying amount and market value of the cash and cash equivalents on the balance sheet date were as follows:

Cash and cash equivalents

EURm	31.12.2008	31.12.2007
Book value	141.8	219.3
Market value	141.8	219.3

The following table shows the breakdown of cash and cash equivalents by currency:

Cash and cash equivalents by currency

EURm	31.12.2008	31.12.2007
EUR	84.0	73.0
USD	44.6	131.9
CHF	0.3	0.5
JPY	0.2	0.3
Other currencies	12.7	13.6
	141.8	219.3

27 » Issued share capital

The issued share capital of Austrian Airlines AG amounted to EUR 257.0m as at 31.12.2007 and was divided among 85,680,000 no par value shares.

The Austrian Airlines share is listed on the ATX benchmark index of the Vienna Stock Exchange.

A resolution passed by the Annual General Meeting held on 7.5.2008 approved the implementation of a capital increase. Within the prescribed purchase period, a total of 2,454,724 no par value shares were subscribed, resulting in a total emission volume of EUR 17.4m. The issue price amounted to EUR 7.10 per share, although existing shareholders were entitled to purchase the newly issued securities at a lower price of EUR 4.89 per share. The issued share capital of the company was raised by EUR 7.4m. After deducting the price discount as well as other emission costs, the remaining agio derived from this capital increase was allocated to capital reserves.

The Annual General Meeting held on 4.5.2007 authorised the buyback of the company's own shares (treasury shares) and if necessary the withdrawal of these shares up to an amount totalling 10% of the issued share capital including own shares already acquired, for a period of 18 months after the authorisation. The company made use of this authorisation in 2007 to buy back 0.54% of the issued share capital, repurchasing 462,000 shares valued at EUR 2.7m. In the 2008 financial year, a total of 1.02% of the issued share capital, corresponding to 877,702 no par value shares valued at EUR 4.9m were repurchased as treasury shares. The repurchased shares were required in order to carry out a "share purchase option" programme for top executive of Austrian Airlines AG, and were recognised in the balance sheet as reserves.

28 » Reserves and accumulated results

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the net profit for the period of the parent company can be used for the payment of dividends. Due to the simplified capital reduction, payment of a dividend of more than 4% of the shareholders' equity will not be possible until the end of the financial year 2008 at the earliest.

The capital reserves of EUR 24.7m as at 31.12.2005 were reduced by EUR 14.5m to EUR 10.2m in the course of the simplified capital reduction. Due to the capital surplus from the ordinary capital increase of EUR 211.8m less the associated emission costs of EUR 18.3m in 2006 and a further EUR 0.7m in 2007, there was an increase to EUR 203.0m. Restrictions are in place with regard to any potential distribution for the capital reserves.

The net result for the year is reported under shareholders' equity as accumulated results.

Pursuant to IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries), minority interests are reported separately from the equity attributable to the shareholders of Austrian Airlines AG as a separate item under shareholders' equity in the consolidated balance sheet.

In accordance with IAS 39, the reserves amounting to EUR −102.4m as at 31.12.2008 (2007: EUR 3.2m) resulted from the valuation of securities available-for-sale and cash flow hedges on the balance sheet date.

29 » Provisions

Long-term provisions EURm	31.12.2007	Application	Release	Re- organisation	31.12.2008
Provisions for severance payments	109.0	-6.3	–	15.0	117.7
Provisions for pension obligations	164.7	-28.6	–	21.0	157.1
Provisions for anniversary payments	31.6	-1.4	–	3.9	34.1
	305.3	-36.3	–	39.9	308.9

According to IAS 19 (Employee Benefits), provisions for employee benefits are valued according to the projected unit credit method. According to this method, the amount necessary for the accumulation of the full accrual is charged to the period to which benefit growth is allocated.

The provisions for social capital show the following development:

Provisions social capital	Pension obligations		Severance payments		Anniversary payments	
EURm	2008	2007	2008	2007	2008	2007
Present value of obligations (funded) as 31.12. (DBO)	468.3	431.8	–	–	–	–
Present value of obligations (unfunded) as 31.12. (DBO)	14.5	15.0	128.1	120.4	34.1	31.6
Recoverable fair value of plan assets on 31.12.	-187.6	-217.3	–	–	–	–
Actuarial losses (–)/profits (+) not recorded as at 31.12.	-138.1	-64.8	-10.4	-11.4	–	–
Provisions as at 31.12.	157.1	164.7	117.7	109.0	34.1	31.6
Service costs	8.4	8.4	9.3	9.0	3.2	1.8
Past service costs	–	1.0	–	–	–	–
Interest costs	22.1	19.3	5.7	5.4	1.6	1.3
Expected income from plan assets	-10.6	-9.6	–	–	–	–
Settlements	–	-6.6	–	–	–	–
Recorded actuarial loss	1.1	1.2	–	–	-0.9	–
Annual expenses	21.0	13.7	15.0	14.4	3.9	3.1
Provisions as at 1.1.	164.7	174.7	109.0	109.3	31.6	30.1
Annual expenses	21.0	13.7	15.0	14.4	3.9	3.1
Payments made	-28.6	-23.7	-6.3	-14.7	-1.4	-1.6
Provisions as at 31.12.	157.1	164.7	117.7	109.0	34.1	31.6
Expected income from plan assets	10.7	9.5	–	–	–	–
Actuarial losses (–)/profits (+) from plan assets	-49.3	-5.7	–	–	–	–
Actual income from plan assets	-38.6	3.8	–	–	–	–

The provisions have been calculated using the following actuarial assumptions:

- Biometric parameters: the Austrian pension tables "Rechnungsgrundlagen für die Pensionsversicherung AVÖ 2008-P (Angestellte)". In 2007, it was AVÖ 1999-P (Angestellte) – adjusted by change of actuarial assumptions in June 2008.
- Fluctuation: for severance payments and anniversary payments dependent upon age (flight attendants) between 0.0% and 15.0% and length of service (commercial/technical employees) between 0.0% and 20.0%; for pensions depending on age (with flight attendants) between 0.0% and 15.0% (2007: same parameters).
- Retirement age: earliest possible legally permissible retirement age in accordance with the Pension Reform Act 2004 (exception: collective wage agreements for pilots, 61.5 years and ASVG pensions, comparative calculation with the Pension Reform Act 2004). In 2007, the parameters for the retirement age were the same (earliest possible legally permissible retirement age pursuant to the Pension Reform Act 2004).
- Discount rate: set at 5.75% per annum (2007: 5.0% p.a.) taking into consideration the very long average terms and high average life expectations.
- Salary increases: between 4.0% and 6.5% per annum, depending upon the collective wage agreement and level of remuneration, whereby increases incorporate estimated rates of inflation of 2.75% per annum (2007: 2.0% p.a.) and career assumptions dependent upon the collective wage agreement (2007: same parameters, with the exception of career assumptions dependent upon the collective agreement of 1.75–2.0% per annum).
- Pension increase: 0.0% for commercial/technical employees and 2.75% for in-flight personnel (2007: 2.0%), retired members of Board of Management, executives and widows (2007: same parameters with the exception of the pension increase of 1.75% for in-flight personnel).
- Pension fund surplus: an expected surplus from invested capital in the pension fund of 4.0% for 2009 (2007: 5% for 2008).

Payments of EUR 6.0m (2007: EUR 5.8m) were made for employees on contribution-based pension models. Performance-related pension fund contributions of EUR 36.7m will become due in the 2009 financial year.

The pension fund has developed as follows over the past five years:

Pension obligations

EURm	2008	2007	2006	2005	2004
Present value of obligations as 31.12. (DBO)	482.8	446.8	438.6	380.6	353.6
Recoverable fair value of plan assets on 31.12.	–187.6	–217.3	–195.0	–181.3	–166.9
Actuarial losses (–)/profits (+) not recorded as at 31.12.	–138.1	–64.8	–68.9	–68.0	–65.9
	157.1	164.7	174.7	131.3	120.8

Actuarial gains or losses arise from changes in the biometric parameters underlying these assumptions, as well deviations from the chosen parameters from actual developments (experience adjustments). The experience adjustments to the defined benefit obligation are one percent below the initial DBO and were reported as an actuarial gain. However, changes in the parameters (mortality table, actuarial interest rate and salary increases) ultimately led to an actuarial loss. The situation is just the opposite in respect to plan assets. No parameter changes were carried out. For this reason, the entire actuarial loss is classified as an experience adjustment and amounts to approximately one quarter of the initial value of the plan assets.

The plan assets in the pension fund were invested as followed during the period under review:

Plan assets invested

%	31.12.2008	31.12.2007
Euro shares	23.5	35.2
Non-euro shares	10.4	12.9
Euro bonds	63.3	51.3
Non-euro bonds	0.1	0.4
Property	2.7	0.2
	100.0	100.0

In respect to the expected income from plan assets, the current market environment is characterised by extreme and abrupt changes in the value of securities, a pronounced decline in activity on the part of financial and Interbank money markets, as well as an extreme aversion to risk on the part of investors. Against this backdrop, it is very difficult to make any precise forecasts for 2009 due to the prevailing uncertainties. Nevertheless, we make the following assumptions: there will be a slow recovery in 2009 in respect to the market for non-governmental bonds and securities, risk aversion will return to normal levels, the business community will once again be provided with a sufficient supply of lines of credit, and the economic stimulus measures implemented by governments will have a positive impact. Based on these assumptions and the abovementioned distribution of plan assets, we expect an overall yield of 4%.

Severance payments

EURm	2008	2007	2006	2005	2004
Present value of obligations as 31.12. (DBO)	128.1	120.4	114.6	117.4	103.4
Actuarial losses (–)/profits (+) not recorded as at 31.12.1	–10.4	–11.4	–5.3	–6.9	–1.0
Provisions as at 31.12.	117.7	109.0	109.3	110.5	102.4

Anniversary payments

EURm	2008	2007	2006	2005	2004
Provisions as at 31.12.	34.1	31.6	30.1	26.8	25.6

Short-term provisions

EURm	31.12.2007	Application	Release	Re-organisation	31.12.2008
Unearned transportation revenue arising from flight documents sold and not yet used	129.8	–96.3	–15.3	103.1	121.3
Provisions for valuation risks	1.6	–0.1	–	4.4	5.9
Provisions arising from frequent flyer programmes obligations	1.8	–1.8	–	1.1	1.1
Provisions for plant projects not yet charged	7.9	–5.4	–	1.6	4.1
Other provisions	30.4	–23.1	–2.9	31.6	36.0
	171.5	–126.7	–18.2	141.8	168.4

The reduction in provisions for unearned transportation revenue arising from flights which were sold but not yet used can be attributed to the reduced flight programme compared to the end of the previous year. The risk in measuring the required provisions is defined by the extent to which customers actually use the purchased flight services. Other provisions primarily involve provisions for risks related to other operating and administrative costs, as well as advertising, operation and maintenance costs, etc.

30 » Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2008	31.12.2007
Bonds issued	40.4	36.2
Amounts owed to banks	247.3	324.5
Lease liabilities	471.7	608.4
	759.4	969.1

Current interest-bearing liabilities

EURm	31.12.2008	31.12.2007
Amounts owed to banks	174.8	90.2
Lease liabilities	141.2	142.9
	316.0	233.1

The bonds issued consist exclusively of a CHF bond at an interest rate of 5 ¾% amounting to CHF 60.0m, which represents a perpetual bond without a limited term to maturity.

Liabilities to banks also include rediscounted financing of EUR 58.1m with Österreichische Kontrollbank. With the official notification dated 19.12.2008, an application was submitted to the European Commission DG Transport and Energy to approve liquidity assistance of up to EUR 200.0m. This line of credit has been guaranteed by the state holding company ÖIAG, the majority shareholder of the Austrian Airlines Group. As at 31.12.2008, a total of EUR 67.2m of this financial assistance had already been used.

On balance, the total level of liabilities owed to banks declined minimally, which is related to new lines of credit concluded to finance four Dash 8-300 aircraft as well as the bank loan guaranteed by ÖIAG, of which EUR 67.2m had been used by 31.12.2008.

The effective interest rate on the liabilities incurred was 4.43% (2007: 4.35%).

In accordance with standard practice in the industry, aircraft with a carrying amount of EUR 1,321.7m (2007: EUR 1,738.1m), securities with a carrying amount of EUR 115.0m (2007: EUR 104.0m), loans amounting to EUR 13.9m (2007: EUR 27.0m) and cash at banks of EUR 41.0m (2007: EUR 57.8m) were pledged as security. The security structure arranged for the overwhelming majority of aircraft financings in the Austrian Airlines Group normally includes the right to hold the first lien, surrender of all rights related to required aircraft insurance, surrender of all guarantee claims against manufacturers (aircraft and engines), as well as the guarantees of Austrian Airlines AG in respect to payment obligations of the beneficiary.

The terms and conditions concluded with creditors essentially provide that, in the event that payment is only partially received for outstanding receivables or not at all, a written request is made demanding payment and a corresponding deadline is set, then the lien granted can be realised through the sale of the aircraft. In addition, in the event that a guarantee exists on the part of Austrian Airlines AG, the creditor can draw upon this to the amount of the outstanding receivables. The surrender of guarantee claims and rights arising from the aircraft insurance is valid without any restrictions for the duration of the financing agreement and upon expiration, is subsequently voided or transferred back within the context of a corresponding contractual agreement.

The Austrian Airlines Group was neither in default of payment on 31.12.2008 nor on 31.12.2007..

The following table itemises the terms and conditions of interest-bearing liabilities as well as their carrying amounts as at 31.12.2008.

Book value interest-bearing liabilities EURm		EUR	USD	CHF	31.12.2008 Book value
Up to one year	of which fixed	96.3	15.9	-	112.2
	of which variable	159.4	32.2	12.2	203.8
After one year and up to two years	of which fixed	69.6	7.4	-	77.0
	of which variable	10.7	23.0	11.7	45.4
After two years and up to three years	of which fixed	71.4	92.5	-	163.9
	of which variable	12.1	24.1	11.9	48.1
After three years and up to four years	of which fixed	61.3	–	-	61.3
	of which variable	7.6	25.3	12.9	45.8
After four years and up to five years	of which fixed	52.2	-	-	52.2
	of which variable	1.1	17.7	-	18.8
More than five years	of which fixed	129.6	–	40.4	170.0
	of which variable	65.4	11.5	-	76.9
		736.7	249.6	89.1	1,075.4

Liabilities in USD are covered by hedging transactions as well as securities and cash on deposit in USD amounting to EUR 203.7m (2007: EUR 348.1m).

The following table itemises the terms and conditions of interest-bearing liabilities as well as their carrying amounts as at 31.12.2007:

Book value interest-bearing liabilities EURm		EUR	USD	CHF	31.12.2007 Book value
Up to one year	of which fixed	143.9	16.0	5.9	165.8
	of which variable	35.9	21.3	10.1	67.3
After one year and up to two years	of which fixed	93.0	15.0	6.2	114.2
	of which variable	92.3	30.5	4.7	127.5
After two years and up to three years	of which fixed	66.5	7.0	6.6	80.1
	of which variable	10.7	21.7	3.9	36.3
After three years and up to four years	of which fixed	68.2	87.5	6.9	162.6
	of which variable	12.1	22.7	3.8	38.6
After four years and up to five years	of which fixed	58.1	–	11.1	69.2
	of which variable	7.6	23.9	0.5	32.0
More than five years	of which fixed	178.5	-	36.3	214.8
	of which variable	66.2	27.6	-	93.8
		833.0	273.2	96.0	1,202.2

Pledged assets

EURm	31.12.2008	31.12.2007
Securities pledged	115.0	104.0
Receivables pledged	49.2	53.7
Cash and cash equivalents pledged	41.0	57.8
Loans pledged	13.9	27.0
Book value pledged aircraft	1,321.7	1,738.1
	1,540.8	1,980.6

31 » Other liabilities

Other non-current liabilities

EURm	31.12.2008	31.12.2007
Other liabilities	7.0	5.5
Accrued income	4.3	8.3
	11.3	13.8

Other current liabilities

EURm	31.12.2008	31.12.2007
Advances received from customers	3.0	5.9
Trade accounts payable	174.3	193.0
Liabilities relating to personnel costs	67.0	70.0
Liabilities relating to other taxes	4.1	5.1
Liabilities relating to social security	8.0	7.9
Other liabilities	108.4	67.8
Accrued income	5.1	8.3
	369.9	358.0

Trade accounts payable are primarily related to flight operations and sales commissions which were not yet invoiced in Austria and abroad. The liabilities relating to personnel expenses mainly refer to provisions for unused holidays, increased efficiency credits, partial retirement credits, performance bonuses etc. In 2007, trade accounts payable also encompassed severance obligations of EUR 6.6m in respect to the redimensioning of long-haul routes.

The remaining other liabilities encompass various liabilities from interest charges, passenger fees, etc.

32 » Contingencies and guarantees

Guarantees and liabilities amounting to EUR 376.8m primarily relate to guarantees arising from aircraft financing, the majority of which are recognised as liabilities on the balance sheet. As a result of the profit and loss transfer agreement which has been concluded as well as the Production Company Concept, the Group parent company is directly responsible for the capacity and currency risks of the operating subsidiaries. Guarantees of Austrian Airlines AG basically exist on behalf of Group subsidiaries.

Contingent liabilities

EURm	31.12.2008	31.12.2007
Guarantees from aircraft financing	365.4	407.4
Other contingent liabilities	11.4	12.8
	376.8	420.2

33 » Other financial obligations

Other financial obligations

EURm	31.12.2008	31.12.2007
Order commitments for aircraft incl. advance payments	228.9	249.3
Order commitments for other planned investments	140.5	127.8
Other	184.7	284.0
	554.1	661.1

As at 31.12.2008, the order commitments mainly refer to required aircraft overhauls that have been capitalised. The Other item includes long-term catering obligations.

Operating Lease Commitments - Austrian Airlines Group as lessee

EURm	31.12.2008	31.12.2007
Up to one year	28.2	26.6
After one year and up to five years	131.9	124.5
More than five years	247.9	177.8
	408.0	328.9

The Austrian Airlines Group concluded operating lease agreements for two B767 aircraft as the operating lessee. Furthermore, such operating lease agreements were also concluded for hangar facilities and other buildings at the Technical Base in Schwechat for an unspecified duration, for the head office at Vienna Airport as well as for other machinery, equipment and vehicles with terms to maturity of between 1 and 24 years. As a rule, the contracts are automatically terminated after the expiration of the agreed upon contract duration, although lease extension options exist in some cases. During the period under review, payments of EUR 29.0m were recognised with recognition to profit or loss.

Operating Lease Commitments - Austrian Airlines Group as lessor

EURm	31.12.2008	31.12.2007
Up to one year	21.6	22.3
After one year and up to five years	71.5	77.7
More than five years	7.1	23.4
	100.2	123.4

The company also concluded operating lease agreements as the lease provider, partly with extension options, for two A340-300 aircraft, one A330-200 and one B737-600, as well as for three ERJ 145.

Finance Lease Commitments - Austrian Airlines Group as lessee	Total minimum lease payments	Present value of minimum lease payments	Total minimum lease payments	Present value of minimum lease payments
EURm	31.12.2008		31.12.2007	
Up to one year	147.5	141.2	177.7	142.9
After one year and up to five years	402.0	355.4	489.3	428.8
More than five years	152.6	116.3	209.2	179.6
Total minimum lease payments	702.1	612.9	876.2	751.3
Less amounts representing finance expenses	-89.2		-124.9	
Present value of minimum lease payments	612.9		751.3	

The company concluded finance lease agreements as the lessee for 42 aircraft, with terms to maturity ranging between 1 and 10 years. The majority of the contracts feature fixed leasing rates as well as purchase options at the end of the leasing term. The finance lease agreements of the Austrian Airlines Group generally include a purchase option, which, in the event that the contract expires as specified in the contract, offers the lessor the option to purchase the aircraft when the leasing agreement expires. The contract stipulations generally represent the amount to be paid and deadlines until the purchase option may be exercised. The lessee has the possibility to extend the contracts, but not to terminate them. The expected minimum lease payments based on permanent tenancies for aircraft held in the Group as a finance lease amount to EUR 702.1m.

Finance Lease Commitments - Austrian Airlines Group as lessor	Total of investing	Present value of finance lease commitments	Total of investing	Present value of finance lease commitments
EURm	31.12.2008		31.12.2007	
Up to one year	1.9	1.7	3.9	3.7
After one year and up to five years	7.5	5.8	6.8	5.2
More than five years	8.3	4.4	9.4	5.2
Total of investing	17.7	11.9	20.1	14.1
Less amounts representing finance expenses	-5.8		-6.0	
Present value of finance lease commitments	11.9		14.1	

The company concluded finance lease agreements as the lease provider for one B737 aircraft with a term to maturity up to the year 2016, which involves fixed leasing rates and a purchase option at the end of the term. The lessee has the possibility to extend but not to terminate the contract. An existing agreement as at 31.12.2007 for one Dash 8-300 was terminated in 2008 in accordance with contractual stipulations.

34 » Objectives and methods of the management of financial risks

The most important financial instruments used by the Group include cash and cash equivalents, securities, accounts receivable, other receivables, draft credit, bank and short-term loans, a perpetual bond, financing leases, accounts payable and other liabilities.

The Group also employs derivative financial instruments. These primarily include interest rate and currency swaps, and forward exchange and fuel price securing contracts. These derivatives are used to secure the Group against risks associated with rates of interest, exchange rates and fuel prices and arising from the Group's business operations and from its sources of finance.

In accordance with the Group's directives, no trading was conducted in derivatives in financial years 2008 and 2007, and no trading will be conducted in them in the years to come.

Risks arising from financial instruments are largely comprised of interest rate-caused ones affecting cash flow as well as ones involving liquidity, currencies and credit. To manage these various kinds of risk, the company's management has formulated strategies and processes. These are depicted below.

The Austrian Airlines Group operates on a global scale and is thus inevitably exposed to fluctuations in prices and in rates of interest and exchange. Corporate policies foresee the diligent monitoring of existing risk-causing items and of the developments on markets, and the using of the fruits of this monitoring in the managing of existing risks, to the greatest extent possible, on an intra-Group basis. Policies also dictate the management of net items in a way optimally impacting upon earnings and, whenever doing such makes business sense, the employment of hedges.

Risk management system
The Austrian Airlines Group is an aviation transport company operating on an international scale. Its business environment is highly complex, and features ever-changing conditions of operation. All this means that the Group is exposed to a range of risks. To maintain its ability to operate successfully on a long-term basis, the Group established a system effectively managing risks and opportunities.

The system uses institutional processes to recognise and analyse all risks which are relevant to corporate operations. The system thus forms the basis for the timely planning and implementation of countermeasures.

Particular importance is attached to the proactive management of such external factors as changes arising from currencies, rates of exchange and fuel. Market-related risks primarily involve such risks as capacity utilisation (passenger load factor) and yields (revenue per passenger kilometre). A perfectly precise analysis of passenger booking of seats forms the basis of the proactive management of earnings. This in turn enables the optimisation on an ongoing basis of these earnings. The output of an airline (available passenger kilometres) is not conducive to reaction-rapid alteration. This fact lends great importance to the precautionary planning and deployment of capacity – and to the achieving of a great ability to withstand crises by imparting a high degree of flexibility to fixed costs. The objective of the management of capacity is attaining the highest degree possible of accordance between the "output" of aviation services and current demand. It does such by undertaking all actions possible to find results-conducive utilisation or exploitation of excess capacities.

The increasing importance accruing to the group-wide risk management system led in 2006 to the Group's setting up of its central department for risk and opportunity management. This was accompanied by a thorough revamping of the process. The primary objective is not necessarily that of risk avoidance, but rather the handling of risk in a systematic and purposeful way, and the timely identification and exploitation of opportunities arising.

The strategy being implemented by the Austrian Airlines Group is based upon the principle of achieving value-oriented management. Entailed in this is the company's willingness to undertake those risk-bearing business activities expected to be capable of yielding new opportunities to achieve profits, and to thus increase the company's value.

The Austrian Airlines Group's risk management system is based on a systematic and group-wide process of risk recognition, evaluation and management. This process takes place every six months. This ensures the detection of all risks affecting the group. The process also examines the measures undertaken to counter them. The compilation of the resulting inventory of risks enables the executive board of the Austrian Airlines Group to anticipate unfavourable developments and to thus enact countermeasures precluding their causing of damages.

Management of capital
The primary goal of the capital management system of the Austrian Airlines Group is the assuring of a high credit rating and equity rate, as these facilitate the conducting of business operations and the maximising of shareholder value.

In managing and adjusting its capital, the Group takes into account alterations being experienced in economic conditions. The value impairments performed as at the balance sheet date on the Group's fleet of aircraft and on the deferred assets caused the equity rate to amount to 11.7% (2007: 27.7%). The Group plans to increase this rate on a long-term basis by only paying out dividends to shareholders in those cases in which the net income for the year exceeds a target value. As at 31.12.2008 and 31.12.2007 no alterations had been made in objectives, guidelines or processes.

The Group employs the so-called its "gearing ratio" to monitor its capital. The ratio reports on the relationship between net financial liabilities and equity. The former is comprised of both long and short-term interest-bearing liabilities (bank loans and obligations arising from financial leases as well as a bond) less the cash and cash equivalents. Long-term securities amounting to EUR 163.8m were not subtracted. Shareholders' equity includes the shares attributable to the parent company's shareholders and to minority interests. These are, however, of minor importance. Due to the company's low equity rate, the losses experienced and the large amount of net financial liabilities, the gearing ratio ranged over 200%. As at 31.12.2008 it amounted to 365.0% (in 2007: 125%). It is planned to reduce and keep this figure under 100% in the years to come.

Gearing Ratio

EURm	31.12.2008	31.12.2007
Long-term interest-bearing liabilities	759.4	969.1
Short-term interest-bearing liabilities	316.0	233.1
Cash and cash equivalents	–141.8	–219.3
Net debt	**933.6**	**982.9**
Equity attributable to shareholders of Austrian Airlines AG	254.5	784.7
Minority interests	1.3	1.8
Shareholders' equity	**255.8**	**786.5**
Shareholders' equity and net debt	**1,189.4**	**1,769.4**
Gearing Ratio	**365.0%**	**125.0%**

Market price risks
For the Austrian Airlines Group, these primarily comprise risks arising from currencies, interest rates and fuel prices.

Currency risks
Such risks are valuated using both the cash flow at risk and value at risk methods. To assure security of planning and optimisation of earnings, these risks are provided for and managed. The Group also operates outside the Eurozone. Tickets are sold and flight-related expenditures are incurred in these regions—which are primarily the USA, Eastern Europe, the Middle East and Asia. The world's prices of fuel are denominated in USD. This means that the cash flow statement's USD position (with this incorporating all currencies dependent upon the currency) tends to be slightly in the red. The surpluses resulting from the sales of tickets in Japan cause the yen position to be in the black. In the assets table, the fleet of aircraft has a book value carried in the accounts of some EUR 1.5 billion denominated in USD. Pursuant to IFRS, this is not capable of being valuated using the mark-to-market method. It cannot, for this reason, be used in the short-term for the offsetting of liabilities denominated in dollars. Business operations give rises to financing surpluses denominated in yen. The yen-denominated liabilities have been completely paid off, so as to enable Austrian Airlines to exploit a profitable rate of exchange. The financing surplus existing in Swiss francs is maintained to exploit the advantageous rates of interest prevailing in that country.

The following table details exposure of the Group's earnings (caused by alterations in the fair value of the monetary assets and liabilities, and caused by the earnings less expenditures accruing to the various currencies) and of the shareholders' equity of the Group (due to the changes in the fair value of the cash flow hedges) to all those changes in the dollar's rate of exchange considered fundamentally possible by prudent estimation. All other variables remain the same.

Currency risk EURm		Foreign currency development	Effect on result before tax	Effect on Share-holder's equity
2008		USD +10%	-60.1	-4.2
		USD -10%	60.1	4.2
2007		USD +10%	-27.1	1.1
		USD -10%	27.1	-1.1

Wherever necessary, derivatives entered into with first-class partners are employed to offset and thus blunt spikes or to close outstanding items. As at 31.12.2008 financial derivatives were being used to hedge (swaps and forward exchange contracts) against risks arising from rates of exchange.

Currency hedging EURm	List price at settlement day	Terms to	Fair value 31.12.2008
USD 8.1 m Forward exchange purchase	6.0	26.2.2010	-0.1
			-0.1

Currency hedging EURm.	List price at settlement day	Terms to	Fair value 31.12.2007
USD 15.0m Forward exchange purchase	11.1	26.2.2010	-0.9
			-0.9

FX Swaps EURm	List price at settlement day	Terms to	Fair value 31.12.2008
USD 167.4 m FX Swap	120.3	6.7.2015	-18,9
	120.3		-18,9

The negative fair value of EUR -18.9m contains an interest rate valuation component of EUR -3.0m. This is partially comprised of cross currency swaps and cross currency interest rate swaps.

FX Swaps EURm	List price at settlement day	Terms to	Fair value 31.12.2007
USD 234,6 m FX Swap	159.3	6.7.2015	-26.5
	159.3		-26.5

The negative fair value of EUR -26.5m contains an interest rate valuation component of EUR 2.7m.

The compilation of fair values was conducted by banks and by using recognised models.

Eight currency swaps (hedges securing currencies at agreed upon rates) exist in the area of currency-related swap hedges.

Interest rate risk

The programme to reduce risks to cash flow arising from rates of interest was continued in 2008. As at the end of 2008, the fixed interest component incorporating the underlying transactions secured by derivatives amounted to about 60.1% (2007: 68.3%). To the one hand, the change compared to the previous year was the consequence of the redemption of fixed interest loans. On the other hand, it can be attributed to the liquidity assistance provided by ÖIAG at variable rates. These serve to lessen the volatility arising from fluctuations. As at 31.12.2008 no interest rate swaps were used to hedge against cover interest rate risks.

Interest Rate Swap EURm	List price 31.12.2008	Terms to	Fair value 31.12.2008
CHFm IR Swap	–		–
	–		–

Interest Rate Swaps

EURm	List price 31.12.2007	Terms to	Fair value 31.12.2008
CHF 5.9m IR Swap	3.6	11.8.2008	-
	3.6		-

As a general rule, new financing is only secured in Euros and at fixed rates of interest. At the same time, the Group also has entered into hedges amounting to approximately EUR 120.3m. These are regarded by the Group as being fixed-interest-bearing liabilities. These cross currency swaps and cross currency interest rate swaps also contain an interest rate hedge, which was elucidated above. Follow-up financing is converted, whenever so permitted by market conditions, into euro-denominated and fixed interest rate-bearing items. The terms of the fixed and floating interest rate liabilities and their effective rates of interest are detailed in the chart found in Note 30.

The following chart shows the exposure of the liabilities, fixed interest-bearing accounts and securities to possible alterations of the rates of exchange. This applies to items for which floating rates of exchange have been agreed upon, with these taking effect on the day of agreement. It assumes that all other variables are assumed to remain constant.

Interest rate change risks

Change in expenses at +/– 0,5% interest rate change in EUR (000)	2008	2007
EUR	–/+ 67.0	–/+ 390.0
USD	–/+ 29.0	–/+ 155.0
CHF	+/– 124.0	+/– 145.0

Fuel price risk

The risks related to the development of oil prices have a significant impact on the earnings situation of the Austrian Airlines Group. This can be attributed to the fact that the fuel expenditures for kerosene comprised about 20.4% of total operating expenses (2007: 17.6%), making it the largest single item of expenditure. In the past, sharp increases in the oil price were usually triggered by brief crises and tended to be short term in nature. However, in the 2008 financial year, the average kerosene price was USD 1,070/ton, surpassing the previous year's level bz 55.6%. Considered over the course of the entire year, the price for kerosene at the beginning of the year under review was about USD 900/ton. Following a short-term decline to about USD 800/ton, the kerosene price rose continuously starting in February, and reached its highest level for the year in July, peaking at more than USD 1,400/ton. In the second half of the year, the trend reversed and there was a significant drop in kerosene prices, which closed the year at USD 437.75/ton on 31.12.2008. The cost increase of the kerosene price was considerably higher than internal planning assumptions of USD 830/ton. A change in the jet fuel price of +/–10% based on a EUR/USD exchange rate of 1.50 in 2008 and the actual volume of fuel consumed would have affected earnings to the amount of EUR 54.0m.

The fuel hedging policy of the Austrian Airlines Group is based on a comprehensive evaluation of all th risks involved. The Group generally pursues the strategy of minimising risk. The tense financial situation of the company did not give it sufficient flexibility in the past to react to short term price fluctuations. In the first quarter of 2008, the Group began implementing a new hedging programme designed to successively hedge up to 20% of the company's annual kerosene requirements. The hedging is to be implemented in stages, based on the conclusion of monthly forward contracts to spread risk ina targeted manner, and level out the Group's medium-term kerosene costs. As at 31.12.2008 forward contracts were concluded for 146,000 tons of kerosene, with terms to maturity up to December 2009. The expense arising from the resulting changing in the fair value of EUR –2.7m is reported directly in equity (cash flow hedge provision). The hedging stratgey was expanded at the beginning of the third quarter to encompass call options, in order to safeguard the company's total fuel requirements for the rest of the year against further fuel price rises. The expense arising from the valuation of the call options ensuring a secure supply of 274,000 tons of kerosene, with a term to maturity until December 2008, amounted to EUR 15.6m and is recognised in the income statement. As at 31.12.2008 there were no further call options on fuel. In addition to this hedging measure, which increases the planning reliablity of the company, there is no other alternative to hedge against against price rises except for increase flight revenue and temporarily implementing fuel price surcharges.

Credit risk

The sale of passenger and airfreight tickets and waybills largely occurs via agencies which are members of or affiliated with the International Air Transport Association (IATA). The agencies are generally linked into national-level systems used in the clearing of passenger and airfreight-derived revenues. The agents are audited by the clearing offices. The high degree of worldwide dispersion keeps the credit risk accruing to individual sales agents relatively low.

Unless otherwise expressly foreseen by contracts underpinning the provision of services, receivables and liabilities existing among airlines are settled on a bilateral basis, or via a clearing house maintained by IATA. The latter is also responsible for conducting creditworthiness checks. As a general rule, settlement occurs by offsetting on a monthly basis all receivables and liabilities. This substantially reduces all credit-incurred risks. In the past, this risk (referring to that among major partners) amounted to less than EUR 22.6m a month.

Although not probable, the maximum amount of credit-incurred risk is comprised of the sum of the accounts receivable, securities, loans made, other receivables and assets (as per market value). A special-purpose security can be demanded in individual cases of the provision of services in the other operating areas. The rule applying to all other service relationships is, with this depending upon the nature and amount of the respective service, that the following methods are to be used to avoid experiencing defaults on payments: the demanding of securities and of information on and attestations of creditworthiness and of data on such previous business relationships as payments rendered. All identifiable risks are provided for by the making of value adjustments upon receivables.

The credit-related risks associated with assessment values and derivative financial instruments arise from the prospect of a contractual partner falling into default. The Group's directive mandating that business is only to be done with contractual partners evincing the highest creditworthiness keeps the actual credit-related risk low. Loans are only made to contractual partners of low creditworthiness in those cases in which the risk of default is offset by exploitable strategic advantages, or in which collateral comprised of property is provided.

Ageing analysis of receivables 31.12.2008

	Book value	of which neither past due nor impaired	of which not impaired on the reporting date and past due in the following periods					of which impaired
EURm			up to 30 days	after 30 and up to 60 days	after 61 and up to 180 days	after 181 and up to 365 days	after 365 days	
Loans	16.7	16.7	–	–	–	–	–	–
Trade receivables	125.1	100.3	8.5	4.2	0.3	0.1	–	11.7
Other current assets	58.9	58.9	–	–	–	–	–	–

Ageing analysis of receivables 31.12.2007

	Book value	of which neither past due nor impaired	of which not impaired on the reporting date and past due in the following periods					of which impaired
EURm			up to 30 days	after 30 and up to 60 days	after 61 and up to 180 days	after 181 and up to 365 days	after 365 days	
Loans	31.5	31.5	–	–	–	–	–	–
Trade receivables	145.4	121.7	2.6	6.7	0.3	–	0.3	13.8
Other current assets	69.8	69.8	–	–	–	–	–	–

As at the balance sheet date, there were no indications that the Group's stock of loans, accounts payable, other receivables and assets that were neither value impaired nor subject to payment delinquency were with debtors which were not able to meet their obligations.

The Group's securities have the following ratings (Standard & Poor's):

Rating EURm	31.12.2008
AAA	24.6
AA+	–
AA	–
AA–	51.0
A+	4.4
A	65.4
A–	–
BBB+	–
BBB	–
No rating	18.4

Liquidity risk

The Group's liquidity is to be secured through the conducting of appropriate long-term planning and through the structuring of financing, the maintaining of large quantities of financial funds and the arranging of short-term lines of credit. Some EUR 71% of the interest-bearing liabilities have a term of longer than one year. Broadly defined, the financial funds are comprised of long-term securities, of deposits at banks and cash on hand. As at 31.12.2008 these funds amounted to EUR 305.6, of which EUR 149.6m were unrestrictedly disposable. The implementation of a strategy of investment ensures that the costs of maintaining liquidity are kept to an acceptable minimum. As at 31.12.2008 the Group had arranged lines of credit amounting to EUR 200.0m of which EUR 67.2m had been used.

Notwithstanding additions to assets amounting to EUR 122.2m (with these including expenditures amounting to EUR 67.4m for capitalised costs of major repairs), the amount of interest-bearing liabilities declined from the previous year by EUR 126.8m. No purchases of airplanes are planned for 2009. This means that no further financing is required for the year.

Foreign currency and interest rate change risks

The Group uses the following hedging procedures: It hedges against currency-related risk by entering into forward exchange contracts, cross currency swaps and cross currency interest rate swaps. It hedges against risks arising from interests rates by entering into interest rate swaps and by employing the interest component of cross currency interest rate swaps. According to the precepts of IFRS, the Group's hedge accounting stipulates that the foreign currency and interest components be recognized in the balance sheets as a cash flow hedge for forward exchange contracts and for cross currency swaps, cross currency interest rate swaps and interest rate swaps respectively.

Transactions categorised as belonging to cash flow hedges are recognised at their fair values. Changes in value occurring since the previous period are reported in the cash flow hedge provisions (shareholders' equity) in a way not impacting upon earnings.

The market values of the financial derivatives reported in the following tables correspond to the prices which an independent third party would be prepared to pay the Austrian Airlines Group for the assumption of the rights and/or duties stemming from the financial instrument. The market prices were determined using the information available as at the balance sheet date. Negative signs indicate an obligation possibly arising upon sale or upon the offsetting of the position as of the balance sheet date. Reported according to the nature of the business transaction, the currency hedges have been entered into with banks.

Future flows of payment stemming from financial liabilities and from future rental obligations are to be secured against risks arising from changes in rates of interest and from currencies. Only financial products which are provided by international banks of the highest creditworthiness are employed for this purpose. The financial products depict all over the counter transactions. The hedges have terms comprising one year to seven years.

To reduce risks arising from the rates of interest and exchange prevailing on markets, the Group has 14 forward exchange contracts in the area of ongoing operating leases, three cross currency swaps (USD) and five cross currency interest rate swaps (USD).

Effects of valuation of cash flow hedges

Forward transactions

EURm	31.12.2008	31.12.2007
Up to one year	5.1	5.1
After one year and up to five years	0.9	6.0
More than five years	–	–
	6.0	11.1

The market value as at 31.12.2008 was EUR –0.1m (2007: EUR –0.9m), which was recorded by means of the cash flow hedge reserve without recognition to profit or loss.

Cross Currency Swaps

EURm	31.12.2008	31.12.2007
Up to one year	12.5	7.9
After one year and up to five years	8.7	38.9
More than five years	–	1.3
	21.2	48.1

A foreign currency hedge is in place, in which future variable USD interest rates are also swapped to variable EUR interest rates. The market value as at 31.12.2008 was EUR –1.3m (2007: EUR –4.9m). The interest share of EUR 0.0m was recognised in the cash flow hedge reserve without recognition to profit or loss.

The following transactions have been concluded for combined currency and interest rate hedges:

Cross Currency Interest Rate Swaps

EURm	31.12.2008	31.12.2007
Up to one year	19.7	17.6
After one year and up to five years	67.9	68.7
More than five years	11.5	25.0
	99.1	111.3

The market value as at 31.12.2008 was EUR −17.6m (2007: EUR −21.7m). The interest share of EUR −2.9m was recognised in the cash flow hedge reserve without recognition to profit or loss.

There are no longer any transactions which are still value for purely interest rate hedging:

Interest Rate Swap

EURm	31.12.2008	31.12.2007
Up to one year	–	3.6
After one year and up to five years	–	–
More than five years	–	–
	–	3.6

The market value as at 31.12.2008 was EUR 0.0m (2007: EUR 0.0m, each rounded). The valuation results of the interest rate swaps are recognised by means of the cash flow hedge reserve without recognition to profit or loss.

Fair Value Hedges
No fair value hedges had been concluded as at the current balance sheet date of 31.12.2008, nor were any in effect at the previous year's balance sheet date of 31.12.2007.

Effectiveness measurement
The effectiveness measurement was carried out regularly for all hedging transactions. Effectiveness pursuant to IAS 39 was demonstrated throughout the 2008 and 2007 financial years.

Embedded derivatives
Derivatives in five financing agreements (2007: five) were incorporated into non-derivative host contracts. In accordance with the guidelines contained in IAS 39, these derivatives are classified as embedded derivatives and valued in total using the underlying host contract.

USD Embedded derivates

EURm	31.12.2008	31.12.2007
Up to one year	14.7	15.6
After one year and up to five years	74.4	84.2
More than five years	–	–
	89.1	99.8

Interest rate and amortisation payments
The following table includes all financial instruments which had been concluded as at 31.12.2008 and for which payments had already been contractually stipulated. Target figures for future new liabilities are not included. Amounts in foreign currencies have been converted at the rate valid on the balance sheet date. Variable interest rate payments are calculated based on the interest rates fixed most recently before 31.12.2008. Financial liabilities repayable at any time are always allocated to the earliest possible time.

Contractually agreed (undiscounted) interest payments and repayments of non-derivative
and derivative financial instruments

EURm	Book value 31.12.2008	Cash Flows 2009			Cash Flows 2010-2013			Cash Flows 2014-2018			Cash Flows 2019 ff.		
		fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment
Non-derivative financial liabilities													
Bonds issued and amounts owed to banks	462.5	7.7	10.0	174.8	17.6	31.6	157.1	11.9	36.2	7.1	2.3	7.3	123.5
Lease liabilities	612.9	19.0	3.2	141.2	42.1	5.1	355.4	10.3	1.0	116.3	–	–	–
Trade accounts payable	174.3	–	–	174.3	–	–	–	–	–	–	–	–	–
Other liabilities	139.8	–	–	126.0	–	–	5.6	–	–	4.6	–	–	3.6
Derivative financial liabilities with hedging relationship	67.1	3.6	–1.3	55.4	7.7	–2.2	9.9	0.3	–0.1	1.8	–	–	–
Derivative financial assets with hedging relationship	–	–	–	–	–	–	–	–	–	–	–	–	–

Contractually agreed (undiscounted) interest payments and repayments of non-derivative
and derivative financial instruments

EURm	Book value 31.12.2007	Cash Flows 2008			Cash Flows 2009-2012			Cash Flows 2013-2017			Cash Flows 2018 ff.		
		fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment	fixed interest rate	variable interest rate	Repay-ment
Non-derivative financial liabilities													
Bonds issued and amounts owed to banks	450.9	9.7	9.3	90.2	22.3	16.9	231.7	11.0	13.7	92.8	4.2	5.4	36.2
Lease liabilities	751.3	25.9	8.7	142.9	54.5	17.0	428.8	16.1	2.4	167.0	0.4	–	12.6
Trade accounts payable	193.0	–	–	193.0	–	–	–	–	–	–	–	–	–
Other liabilities	178.8	–	–	165.0	–	–	5.6	–	–	4.6	–	–	3.6
Derivative financial liabilities with hedging relationship	27.4	5.0	–5.0	4.6	11.1	–11.0	17.9	1.3	–1.3	4.9	–	–	–
Derivative financial assets with hedging relationship	11.0	–	–	11.0	–	–	–	–	–	–	–	–	–

Book values, amounts recognised and fair values of the financial instruments by category and class

EURm	Category in accordance with IAS 39	Book value 31.12.2008	Amounts recognised in balance sheet according to IAS 39			
			Amortised cost	Fair Value recognised in equity	Fair Value recognised in profit or loss	Amounts recognised in balance sheet according to IAS 17
Financial and non-financial assets						
Cash and cash equivalents	LaR	141.8	141.8			
Trade receivables	LaR	125.1	125.1			
Other current assets	LaR	58.9	46.3			12.6
Other financial assets						
Held-to-maturity investments	HtM	58.3	58.3			
Available-for-sale financial assets	AfS	105.5		105.5		
Derivatives with a hedging relationship	n.a.	–				
Total financial assets		489.6				
Non-financial assets						
Intangible assets and tangible assets	n.a.	1,618.5				
Loans and investments	n.a.	32.5				
Deferred tax assets	n.a.	–				
Inventories	n.a.	51.7				
Total non-financial assets		1,702.7				
Total assets		2,192.3				
Financial and non-financial liabilities and shareholders' equity						
Trade accounts payable	FL	174.3	174.3			
Bonds issued and amounts owed to banks	FL	462.5	462.5			
Lease liabilities	FL	612.9	612.9			
Other liabilities	FL	139.8	139.8			
Derivatives with a hedging relationship[1]	n.a.	67.1		50.3	16.8	
Total financial liabilities		1,456.6				
Shareholders' equity		255.8				
Provisions		479.9				
Total non-financial liabilities and shareholders' equity		735.7				
Total financial and non-financial liabilities and shareholders' equity		2,192.3				
Of which aggregated by category in accordance with IAS 39						
Loans and Receivables (LaR)		325.8	313.2			12.6
Held-to-maturity investments (HtM)		58.3	58.3			
Available-for-sale financial asets (AfS)		105.5		105.5		
Other financial liabilities (FL)		1,389.5	1,389.5			

[1] Because a hedge is only in place in relation to the interest proportion of the swaps (cash flow hedge accounting), only the interest proportion of the derivative is valued, without an effect on the result. The foreign currency proportion of the derivative is recorded with an effect on the result.

Book values, amounts recognised and fair values of the financial instruments by category and class

EURm	Category in accordance with IAS 39	Book value 31.12.2007	Amounts recognised in balance sheet according to IAS 39: Amortised cost	Fair Value recognised in equity	Fair Value recognised in profit or loss	Amounts recognised in balance sheet according to IAS 17
Financial and non-financial assets						
Cash and cash equivalents	LaR	219.3	219.3			
Trade receivables	LaR	145.4	145.4			
Other current assets	LaR	58.7	43.5			15.2
Other financial assets						
Held-to-maturity investments	HtM	57.5	57.5			
Available-for-sale financial assets	AfS	149.1		149.1		
Derivatives with a hedging relationship	n.a.	11.0		11.0		
Total financial assets		641.0				
Non-financial assets						
Intangible assets and tangible assets	n.a.	2,011.4				
Loans and investments	n.a.	46.1				
Deferred tax assets	n.a.	95.1				
Inventories	n.a.	46.7				
Total non-financial assets		2,199.3				
Total assets		2,840.3				
Financial and non-financial liabilities and shareholders' equity						
Trade accounts payable	FL	193.0	193.0			
Bonds issued and amounts owed to banks	FL	450.9	450.9			
Lease liabilities	FL	751.3	751.3			
Other liabilities	FL	151.4	151.4			
Derivatives with a hedging relationship[1]	n.a.	27.4		–1.8	29.2	
Total financial liabilities		1,574.0				
Shareholders' equity		786.5				
Provisions		479.8				
Total non-financial liabilities and shareholders' equity		1,266.3				
Total financial and non-financial liabilities and shareholders' equity		2,840.3				
Of which aggregated by category in accordance with IAS 39						
Loans and Receivables (LaR)		423.4	408.2			15.2
Held-to-maturity investments (HtM)		57.5	57.5			
Available-for-sale financial asets (AfS)		149.1		149.1		
Other financial liabilities (FL)		1,546.6	1,546.6			

[1] Because a hedge is only in place in relation to the interest proportion of the swaps (cash flow hedge accounting), only the interest proportion of the derivative is valued, without an effect on the result. The foreign currency proportion of the derivative is recorded with an effect on the result.

Net gain/loss by category 2008

EURm	From interest	From subsequent measurement At fair value	Currency conversion	Impairment/ depreciation	Net gain/ loss 2008
Loans and receivables (LaR)-assets	16.7	2.6	−13.2	−1.2	4.9
Held-to-maturity investments (HtM)	2.5	1.3	–	–	3.8
Available-for-sale financial assets	8.3	–	–	–	8.3
Loans and receivables (LaR)-liabilities	−72.5	–	−15.6	–	−88.1
	−45.0	3.9	−28.8	−1.2	−71.1

Net gain/loss by category 2007

EURm	From interest	From subsequent measurement At fair value	Currency conversion	Impairment/ depreciation	Net gain/ loss 2007
Loans and receivables (LaR)-assets	26.0	–	−11.8	−1.2	13.0
Held-to-maturity investments (HtM)	3.1	−4.3	–	–	−1.2
Available-for-sale financial assets	5.9	–	–	–	5.9
Loans and receivables (LaR)-liabilities	−81.0	–	12.4	–	−68.6
	−46.0	−4.3	0.6	−1.2	−50.9

Financial assets were not regrouped or reclassified.

The Austrian Airlines Group recognises other components of the net result as Other financial result, with the exception of valuation allowances on trade receivables allocated to the Loans and receivables valuation category, which are reported as Other expenses (refer to Note 13).

Reserves according to IAS 39

EURm	Cash Flow Hedge reserves interest rate swaps and foreign currency hedging	Cash Flow Hedge reserves fuel price hedging	Available-for-sale financial assets	Cash Flow Hedge reserves total
Balance 1.1.2007	−1.6	–	–	−1.6
Change not recognised in income statement	1.8	10.9	−8.7	4.0
Recycling in income statement	1.6	–	–	1.6
Change deferred taxes	0.1	−2.7	1.8	−0.8
Balance 31.12.2007	1.9	8.2	−6.9	3.2
Balance 1.1.2008	1.9	8.2	−6.9	3.2
Change not recognised in income statement	−5.0	−55.2	−43.5	−103.7
Recycling in income statement	–	−2.7	–	−2.7
Change deferred taxes	–	2.7	−1.9	0.8
Balance 31.12.2008	−3.1	−47.0	−52.3	−102.4

Fair Value of financial assets and liabilities	Book value		Fair Value	
EURm	31.12.2008	31.12.2007	31.12.2008	31.12.2007
Financial assets				
Cash and cash equivalents	141.8	219.3	141.8	219.3
Trade receivables	125.1	145.4	125.1	145.4
Other current assets	58.9	69.8	58.9	69.8
Other financial assets	163.8	206.6	163.8	206.6
	489.6	641.1	489.6	641.1
Financial liabilities				
Trade accounts payable	174.3	193.0	174.3	193.0
Bonds issued and amounts owed to banks	462.5	450.9	449.3	445.5
Liabilities from finance lease	612.9	751.3	639.2	748.0
Other liabilities	206.9	178.8	206.9	178.8
Derivatives hedge-related	67.1	–27.4	67.1	–27.4
	1,523.7	1,546.6	1,536.8	1,537.9

For the most part, cash and cash equivalents, trade receivables and other receivables feature short remaining terms to maturity. For this reason, the carrying amounts correspond approximately to their fair values at the balance sheet date.

The fair values of other non-current receivables and financial investments held-to-maturity with residual terms of over one year correspond to the current values of payments associated with the assets, taking into account the respective current interest rate parameters, which reflect market- and partner-related changes in conditions and expectations.

Trade accounts payable and other liabilities regularly feature short terms to maturity. The values entered into the accounts correspond approximately to the fair values.

The fair values of bonds quoted on the stock exchange and other certified liabilities correspond to the nominal values multiplied by price quotations on the balance sheet date.

The recoverable fair values of bonds not quoted on the stock exchange, amounts owed to banks, bonded loans and other financial liabilities are calculated using the current values of payments associated with the liabilities, taking as a basis the respective valid interest rate curve and the currency-related credit-spread curve of the Austrian Airlines Group.

35 » Consolidated Cash Flow Statement

The cash flow statement of the Austrian Airlines Group is presented according to the indirect method. The Group's financial resources, as described in Note 26, include cash, cheques and deposits with banks with a maturity of less than three months in general. The effects of the change in the scope of consolidation are thereby eliminated and presented as a separate item. Interest income is presented as part of the investment activity. The interest paid is recognised as a financing transaction.

As a consequence of the decline in the result before tax, the cash flow from operating activities fell from EUR 276.7m to EUR 171.1m.

The cash flow from investment activities, at EUR –42.9m, was below the previous year's figure of EUR –173.6m. This development is related to the fact that investments in 2008, amounting to EUR 121.2m, did not include any purchases of new aircraft, but primarily related to capitalised essential aircraft overhauls (EUR 67.4m), whereas the investments of EUR 210.6m in 2007 encompassed delivery of a Boeing B777-200 ER, in addition to the capitalised aircraft repairs and maintenance work. Moreover, income from the sale of aircraft and other tangible assets fell from EUR 143.9m to EUR 27.0m, which can be attributed to the sale of two Airbus A330, one Airbus A310, one B737, one Canadair RJ and reserve engines in 2007, whereas corresponding income in 2008 only involved the sale of one reserve engine and one Dash 8-300. Income resulting from the sales of securities in 2008 related to the purchase of lower interest securities, as was the case in 2008. Interest income totalled EUR 20.5m, compared to the previous year's figure of EUR 28.1m. EUR 0.7m was invested in the period under review that did not become payable until after the balance sheet date.

The cash flow from financing activities totalled EUR –208.6m in the 2008 financial year, whereas this amount was EUR –400.5m in 2007. This development can be primarily attributed to loan redemptions of EUR 244.4m in 2008, compared to the comparable figure of EUR 412.0m in 2007, which also included the repayment of loans ahead of schedule made possible by the sale of long-haul aircraft. This was offset by loans and borrowings of EUR 83.6m (2007: EUR 82.3m) in connection with the follow-up financing for four Dash 8-300 aircraft and the line of credit guaranteed by ÖIAG, of which the Austrian Airlines Group had made use of EUR 67.2m as at 31.12.2008. Interest paid in 2008 totalled EUR 52.9m (2007: EUR 66.8m).

On balance, the change in cash and cash equivalents, taking exchange rate differences into account, was reduced from EUR 219.3m to EUR 141.8m. In 2007, the corresponding change was a reduction from EUR 516.1m to EUR 219.3m. Securities holdings were EUR 163.8m, a decline of EUR 42.8m compared to 2007.

36 »Segment reporting

Intra-Group services are charged on the basis of allocated costs without a mark-up. New limitations and allocations in segment calculations may become necessary in the future due to the restructuring of the Group.

The primary segment reporting by strategic business segment for the 2008 financial year is as follows:

Primary reporting 2008

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External sales	2,159.0	202.0	101.3	–	2,462.3
Intercompany sales	81.8	3.8	180.9	–266.5	–
Revenue	2,240.8	205.8	282.2	–266.5	2,462.3
Other income	59.9	5.6	2.8	–	68.3
Operating revenue	2,300.7	211.4	285.0	–266.5	2,530.6
Operating expenses	2,587.1	241.4	280.7	–266.5	2,842.7
EBITDAR[1]	227.9	23.5	5.4	–	256.8
Result from operating activities (EBIT) before associates	–286.4	–30.0	4.3	–	–312.1
Assets	1,949.3	9.6	1,107.2	–873.8	2,192.3
Liabilities	1,482.4	5.5	835.8	–387.2	1,936.5
Segment investments	49.0	–	73.2	–	122.2
Depreciation	158.4	0.1	104.5	–	263.0
Impairments	127.0	–	111.4	–	238.4
Other non-cash income	17.9	0.1	0.2	–	18.2

[1] Result from operating activities (EBIT) before associates, before depreciation and rentals.

The Complementary Services segment, which is handled by a range of legally independent companies providing pre-flight and post-flight services as well as by the parent company, essentially includes third-party handling at Vienna Airport, aircraft leasing and technical services.

Impairments were carried out during the period under review, which were assigned to the scheduled and complementary services. In contrast, no impairments were carried out in the previous year (see Note 17).

The primary segment reporting by strategic business segment for the 2007 financial year is as follows:

Primary reporting 2007

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External sales	2,152.1	216.5	100.0	–	2,468.6
Intercompany sales	86.0	3.9	181.8	–271.7	–
Revenue	2,238.1	220.4	281.8	–271.7	2,468.6
Other income	72.0	7.3	3.0	–	82.3
Operating revenue	2,310.1	227.7	284.8	–271.7	2,550.9
Operating expenses	2,291.4	225.7	279.9	–271.7	2,525.3
EBITDAR[1]	330.8	36.5	5.9	–	373.2
Result from operating activities (EBIT) before associates	18.7	2.0	4.9	–	25.6
Assets	2,361.5	11.7	1,252.8	–785.7	2,840.3
Liabilities	1,572.1	7.1	858.0	–383.4	2,053.8
Segment investments	139.6	–	71.0	–	210.6
Depreciation	169.0	0.1	101.0	–	270.1
Other non-cash income	24.1	0.2	0.2	–	24.5

[1] Result from operating activities (EBIT) before associates, before depreciation and rentals.

The secondary reporting format of revenue by strategic geographical segment (destinations) is as follows:

Secondary reporting

EURm	Scheduled 2008	Charter 2008	Complementary services 2008	Scheduled 2007	Charter 2007	Complementary services 2007
Focus East	706.0	69.3	1.4	619.8	60.9	2.0
Other Europe incl. domestic	866.7	127.4	99.9	886.2	145.6	98.0
Longhaul	586.3	5.3	–	646.1	10.0	–
	2,159.0	202.0	101.3	2,152.1	216.5	100.0

A regional breakdown was not used due to the fact that assets can be almost entirely allocated to Austria.

37 » Related party transactions

EURm		Sales to related parties 1–12	Purchases from related parties 1–12	Amounts owed by related parties 31.12.	Amounts owed to related parties 31.12.
Associate					
TUI Österreich/Gulet	2008	–	–	–	–
	2007	99.3	–	–	-1.5
"AirPlus" Air Travel Card	2008	3.7	-6.4	0.1	-0.3
	2007	2.6	-7.5	0.9	-0.4
Ukraine International Airlines	2008	9.2	-1.8	–	-0.4
	2007	6.6	-1.8	–	-0.4

38 » Long-term contractual relationships

Star Alliance
The principles of the cooperation in the Star Alliance relating to objectives, brand usage and mutual projects are defined in a Memorandum of Intent. Details of the cooperation are regulated by bilateral framework agreements with the individual members of the Star Alliance. These agreements have terms of up to ten years and regulate each of the relevant cooperation projects, i.e. the network, frequent flyer programme and related issues. A cooperation agreement has been concluded with Lufthansa in respect to flight traffic between Austria and Germany.

DO & CO
The catering supply contract concluded by Austrian Airlines AG with DO & CO Restaurants und Catering AG to supply aircraft with in-flight catering and supplementary services runs for a term of four years starting on 1.3.2007. With minor exceptions, the Austrian Airlines Group is required to purchase its full requirements of in-flight catering for flights departing from Austrian airports at DO & CO. There is no obligation to accept a particular volume or achieve a pre-defined level of revenue. The purchase volume from DO & CO amounted to EUR 85.2m in the 2008 financial year.

39 » Stock option plan and stock of shares

A stock option programme was in place as at 31.12.2008.

In early 2007, the Supervisory Board of the Austrian Airlines formally approved the Stock Option Plan 2007 (SOP 2007).

› The members of the Board of Management of Austrian Airlines, its divisional managers, authorised signatories as well as the managing directors and authorised signatories of Lauda Air and Tyrolean Airways are entitled to take part in the Stock Option Plan, provided they make their own investments.

- This programme foresees five annual tranches. The right to exercise the option for the first tranche is based on an increase in the share price of 20% compared to the base price in May 2007, which amounted to EUR 10.94. This share price must be surpassed for at least ten consecutive trading days and, in addition to the share price increase, an earnings per share of at least EUR 0.3 per share, in the event that these options are exercised by 31.12.2009, or earnings per share of EUR 1.0 per share, in the event that the options are exercised between 1.1.2010 and 31.5.2010. For the further tranches starting in May 2008, the pre-requisites are a share price increase of 15% above the relevant base price starting in May 2008, as well as earnings per share of EUR 1.0. The Supervisory Board is entitled to raise the required earnings per share starting with the third tranche.
- The eligibility requirements also provide the possibility for participants to be rewarded in cash. For this reason, pursuant to IFRS 2, an actuarial valuation was carried out by an actuary in connection with the obligations arising from the Stock Option Plan 2007, and the resulting personnel expenses were accrued on a pro rata temporis basis starting in June 2007.
- The valuation applied by the actuary is based on the daily share price development, calculating an average daily share price increase and defining volatility as the standard deviation from this daily increase. The share price itself was modelled on the Black Scholes Model. The probability that this option would be exercised was established at 4.92%.
- The undiscounted option price amounts to EUR 0.40, and the discounted option price featuring a risk-free interest rate of 4% is EUR 0.13. Due to the fact that the pre-requisites for reaching the pre-defined earnings per share and thus for exercising the options were not fulfilled as at 31.12.2008, no provisions had to be formed for personnel expenses as at 31.12.2008, whereas the figure for 2007 was TEUR 66.8.

The number of options granted on the basis of the SOP 2007 is distributed as follows:

SOP 2007

Options granted	31.12.2008	31.12.2007
Alfred Ötsch	300,000	150,000
Andreas Bierwirth	150,000	-
Peter Malanik	150,000	-
Thomas Kleibl[1]	-	150,000
Josef Burger[2]	150,000	150,000
Total Board of Management	750,000	450,000
Total management[3]	1,926,300	871,000
Total options granted	2,676,300	1,321,000

[1] Retired from the Board of Management in 2008.
[2] Retired from the Board of Management in 2007.
[3] 25 persons in 2008.

The Stock Option Plan (SOP) launched on 7.11.2002 expired as at 31.12.2007.

SOP 2002

Options granted	31.12.2008	31,12,2007
Alfred Ötsch	-	-
Thomas Kleibl[1]	-	119,664
Josef Burger[2]	-	119,664
Vagn Sørensen[3]	-	170,940
Walter Bock[4]	-	119,664
Total Board of Management	-	529,932
Total management[5]	-	787,984
Total options granted	-	1,317,916

[1] Retired from the Board of Management in 2008.
[2] Retired from the Board of Management in 2007.
[3] Retired from the Board of Management in 2006.
[4] Retired from the Board of Management in 2005.
[5] 28 persons in 2007.

40 » Supervisory Board and Board of Management

During the 2008 financial year, the members of the Supervisory Board and Board of Management were as follows:

Board of Management

Alfred Ötsch
Chief Executive Officer (CEO) up to 31.1.2009, Chief Commercial Officer (CCO) from 01.10.2007 to 31.3.2008, Chief Financial Officer (CFO) from 13.3.2008 to 31.1.2009

Peter Malanik
Chief Operations Officer (COO) since 1.1.2008

Andreas Bierwirth
Chief Commercial Officer (CCO) since 1.4.2008

Thomas Kleibl
Chief Financial Officer (CFO) up to 12.3.2008

Supervisory Board

Peter Michaelis (Chairman since 30.6.2006)
Member of the Supervisory Board since 6.5.2004; Member of the Board of Österreichische Industrieholding AG

Herbert Koch (First Deputy Chairman)
Member of the Supervisory Board since 9.3.2001; Managing Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner

Rainer Wieltsch (Second Deputy Chairman)
Member of the Supervisory Board since 8.5.2002; Consultant, ÖIAG

Manfred Reichl
Member of the Supervisory Board since 4.5.2007; longstanding Managing Partner, Roland Berger Strategy Consultants, now investor and senior advisor

Erhard Schaschl
Member of the Supervisory Board since 9.3.2001; Chairman of the Supervisory Board of Treibacher Industrie AG

Walter Knirsch
Member of the Supervisory Board since 22.5.2006; formerly Partner, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Robert Büchelhofer
Member of the Supervisory Board since 22.5.2006; former Member of the Board of Management, Volkswagen AG

Carl H. Michel
Member of the Supervisory Board since 22.5.2006; Group Chief Executive of Holidaybreak plc

The following Supervisory Board member resigned his position during the period under review:

Wolfgang Hable (Employee representative until 4.2.2008)

Employee representatives pursuant to § 110 Austrian Employment Law:

Alfred Junghans

Thomas Häringer

Wolfgang Hable (until 4.2.2008))

Michael Eder

Thomas Fischelmaier (since 5.2.2008)

The fixed and performance-related components comprising the remuneration of the three current members of the Board of Management, as well as Thomas Kleibl and Josef Burger, who resigned their positions on the Board of Management in 2008 and 2007 respectively, can be broken down as follows:

Remuneration of Board of Management

	2008			2007		
EUR (000)	fixed[1]	performance-related[2]	Total	fixed[1]	performance-related[2]	Total
Alfred Ötsch	**446.0**	**430.0**	**876.0**	445.7	77.5	523.2
Andreas Bierwirth[3]	**253.4**	**–**	**253.4**	–	–	–
Peter Malanik	**378.0**	**–**	**378.0**	–	–	–
Thomas Kleibl[4]	**466.3**	**261.0**	**727.3**	379.6	89.6	469.2
Josef Burger[5]	**305.6**	**225.0**	**530.6**	342.8	61.2	404.0
	1,849.3	**916.0**	**2,765.3**	1,168.1	228.3	1,396.4

[1] Includes benefits in kinds and pension fund contributions.
[2] Relates to performance-related remuneration of previous year.
[3] Relates to the period 1.4.-31.12. in 2008.
[4] Retired from the Board of Management in 2008 (fixed amounts in 2008 incl. severance payments).
[5] Retired from the Board of Management in 2007.

Of this amount, pension fund contributions totaled TEUR 57.5, compared to the figure of TEUR 64.6 in 2007. Pension provisions for current members of the Board of Management amounted to TEUR 84.7 in 2008, whereas the comparable figure for 2007 was TEUR 136.4.

Details on the Stock Option Plan as well as the options allocated to the Board of Management are contained in Note 39.

The members of the Board of Management held the following shares in Austrian Airlines AG at the balance sheet date:

Stock of shares of the Board of Management

	31.12.2008	31.12.2007
Alfred Ötsch	**78,940**	58,940
Andreas Bierwirth	**7,500**	–
Peter Malanik	**7,500**	–
Thomas Kleibl[1]	**n.a.**	35,000
Total owned shares	**93,940**	93,940

[1] Retired from the Board of Management in 2008.

A total of TEUR 951.3 was allocated in 2008 to pension provisions for former members of the Board of Management and their surviving dependents (2007: TEUR 975.9). Members of the Supervisory Board were paid attendance fees and an annual fixed remuneration of TEUR 194.9 (2007: TEUR 192.2).

41 » Earnings per share, proposed distribution of the profit

Earnings per share are determined as the quotient from the net result for the period and the weighted average number of ordinary shares outstanding during the financial year.

Earnings per share

	2008	2007
Net result for the year attributable to shareholders of Austrian Airlines AG in EURm	**–429.9**	2.6
Weighted average number of ordinary shares outstanding during the period	**82,803,080**	83,518,000
Earnings per share of shareholders of Austrian Airlines AG in EUR	**–5.19**	0.03
Diluted number of shares	**85,731,140**	85,680,000
Diluted earnings per share of shareholders of Austrian Airlines AG in EUR[1]	**–5.19**	0.03

[1] Due to the loss in 2008 the diluted earnings per share corresponds to the earnings per share; diluted earnings per share in 2007 corresponds to the earnings per share according IAS 33.47 as the options were not in-the-money.

When calculating the weighted average number of shares, the shares newly issued within the framework of the capital increase were incorporated on a weighted basis. No shares or other instruments with the potential to dilute earnings per share in future were outstanding as at 31.12.2008 or 31.12.2007. In line with the provisions of the Austrian Stock Corporation Act, the individual account set up according to the Austrian accounting principles of Austrian Airlines AG as at 31.12.2008 forms the basis of the dividend payment. The financial statements show a negative balance sheet result. As a result, a dividend payment is not possible.

42 » Subsequent events after the balance sheet date

On 2.2.2009, Lufthansa formally submitted a voluntary offer to all shareholders of Austrian Airlines (with the exception of ÖIAG) pursuant to § 10 Takeover Act to obtain control of the company in accordance with § 25a Takeover Act by acquiring up to 48,468,147 no par bearer shares of Austrian Airlines. The takeover offer was formally submitted by Lufthansa to the Board of Management and the Chairman of the Supervisory Board of Austrian Airlines in accordance with § 11 (2) Takeover Act, and published on 27.2.2009 in the newspaper "Wiener Zeitung" as well as on the Website of Lufthansa. In accordance with § 11 (3) Takeover Act, the Board of Management informed the works council representatives of the takeover offer and distributed the relevant takeover documents to them. On the basis of the takeover offer made by Lufthansa as contained in the conceptual proposal presented to the Board of Management, the Board of Management added its mandatory comments to the offer pursuant to § 14 Takeover Act and recommended acceptance of the takeover offer by the shareholders of Austrian Airlines. The Supervisory Board of Austrian Airlines examined the draft takeover offer and made a declaration about the takeover offer in accordance with § 14 (1) Takeover Act, in which the Supervisory Board concurred with the opinion of the Board of Management and recommended the acceptance of the takeover offer submitted by Lufthansa by the shareholders of Austrian Airlines. The statements made by the Board of Management and the Supervisory Board of Austrian Airlines were examined by Deloitte Wirtschaftsprüfungs GmbH as the authorised expert pursuant to § 13 Takeover Act, and the legality of these statements was confirmed within the context of its expert report. Details on the statements made by the Board of Management and the Supervisory Board of Austrian Airlines pertaining to the takeover offer submitted by Lufthansa as well as the expert report were published in the Wiener Zeitung. The entire texts of the various documents concerning the takeover offer were published on the Website of Austrian Airlines.

Alfred Ötsch, Chief Executive Officer of Austrian Airlines AG since 1.5.2006, resigned his position on the Board of Management as at 31.1.2009. His responsibilities were divided among COO Peter Malanik and CCO Andreas Bierwirth, with the approval of the Supervisory Board.

On 19.2.2009, the Board of Management of Austrian Airlines published a notice of loss in accordance with § 83 Austrian Stock Corporation Act, in which the monthly reporting for January 2009, based on the preliminary financial statements set up according to the Austrian accounting principles as at 31.12.2008, determined a cumulative loss on the part of the Austrian Airlines Group as at 31.1.2009 amounting to half of the company's total issued share capital. For this reason, the Annual General Meeting originally scheduled for 15.5.2009 will be moved forward to an earlier date, namely on 14.4.2009.

Due to the accelerated decline in demand and corresponding drop in sales, additional measures were initiated to secure earnings, such as further production cutbacks as well as cost savings measures in respect to personnel and material expenses as a means of compensating on the cost side for the loss of earnings caused by the market crisis.

Vienna, 12 March 2009

The Board of Management



Peter Malanik



Andreas Bierwirth

Auditor's Report [1]
(Report of the Independent Auditor)

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Austrian Airlines AG, Vienna, for the financial year from January 1, 2008 to December 31, 2008. These consolidated financial statements comprise the balance sheet as at December 31, 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements
The Company's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that appear reasonable under the given circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements, and that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
Our audit did not give rise to any objections.

Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2008, and of its financial performance and cash flows for the financial year from January 1, 2008 to December 31, 2008 in accordance with the International Financial Reporting Standards as adopted by the EU.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements "The going-concern principle", which explains that the going concern assumption for the preparation of the consolidated financial statements is mainly based on the realisation of the contracts signed on December 5, 2008 to transfer the shares in the company held by ÖIAG to companies belonging to the Lufthansa Group, as well as the financing agreements contained therein.

In addition to the rescue aid approved by the European Commission in the form of a loan amounting up to EUR 200m, the financing agreements also include a restructuring aid in the form of an equity increase totaling EUR 500m, which is to be paid following the formal closing of the transaction, the fulfillment of the conditions precedent and thus following a positive decision of the European Commission concerning this restructuring aid and the merger control procedure. The rescue aid is to be deducted from the restructuring aid.

The decision concerning this restructuring aid and the merger control procedure on the part of the European Commission and therefore the formal closing of the transaction has not yet taken place. The Board of Management prepared the consolidated financial statements based on the assumption of a positive decision regarding the restructuring aid and the merger control procedure on the part of the European Commission until end of July 2009 at the latest. There is substantial doubt regarding the date and the content of the decision on the part of the European Commission, for which reason - as disclosed in the Notes by the Management Board - there is substantial doubt about the ability to continue as a going concern. These doubts have not been taken into consideration in the valuation of the assets and liabilities included in the consolidated financial statements as of December 31, 2008.

In the event that the pre-requisites for a closing of the transaction and a capital inflow of EUR 500m are not fulfilled or are not fulfilled in time, the going concern of the company would not be assured without alternative financing, in which case the requirement of additional impairments of assets and additional liabilities could arise which are not reflected in the consolidated financial statements as of December 31, 2008.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures confirming whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to a misconception of the position of the Group.

In our opinion, the consolidated management report is consistent with the consolidated financial statements.

Vienna, 12 March 2009

Ernst & Young
Wirtschaftsprüfungsgesellschaft m.b.H

Gerhard Schwartz m.p. (Certified Public Accountant) **Alexander Wlasto m.p. (Certified Public Accountant)**

[1] On disclosure or reproduction of the financial statements, all consolidated accounts in a form (e.g. shortened and/or translated into another language) differing from the confirmed setting, the auditor's opinion may neither be quoted nor referred to without prior approval.

Equity interests

As of the balance sheet date, Austrian Airlines AG held a minimum equity interest of 20% in the following companies, either directly or through AUA Beteiligungen Gesellschaft m.b.H.:

Company name and headquarters	Austrian Airlines holding in %	Shareholders' equity plus untaxed reserves in EUR (000)	Net profit/ net loss for the year in EUR (000)	Method of inclusion in consolidated accounts
AUA Beteiligungen Gesellschaft m.b.H., Schwechat	100	22,064	13,631[1]	KV
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	268,623	43,857	KV
Tyrolean Airways Tiroler Luftfahrt GmbH, Innsbruck	100	73,061	2,305[1]	KV
Lauda Air Luftfahrt GmbH, Schwechat	100	4,159	145[1]	KV
SLL, s.r.o., Bratislava	100[2]	10	-3	KV
Austrian Airlines Technik - Bratislava, s.r.o., Bratislava	100[3]	-834	-402	KV
Austrian Airlines Technik Marketing GmbH, Schwechat	100[4]	80	437	KV
ATC - Austrian Technik Consulting s.r.o., Bratislava	100[3]	26	6	KV
UIA Beteiligungs-Gesellschaft m.b.H., Schwechat	100[4]	7,894	-1	KV
AUA Versicherungs-Service Gesellschaft m.b.H., Schwechat	100[4]	40	771	KV
AVICON Aviation Consult Gesellschaft m.b.H., Schwechat	100[4]	49	-	KV
Wien Oberlaa Liegenschaftsentwicklungs GmbH, Schwechat	100[4]	7,884	-48	KV
IC Austrian Airlines Ltd., St. Peter Port	100[5]	83	-62	KV
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[4]	360	90	KV
TRAVI Holding GmbH, Vienna	69[4]	67	7	KV
TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG, Vienna	69[4]	2,309	849	KV
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen near Graz	60[4]	227	-	KV
SCA Schedule Coordination Austria GmbH, Schwechat	54[4]	523	170	KV
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.33[4]	11,405	1,546	KE
Link & Learn Aviation Training GmbH, Zirl	33.33[4]	143	79	KE
Ukraine International Airlines, Kiev	22.5[6]	12,143[7]	7,126[7]	KE

1) Result transferred to Austrian Airlines on basis of profit and loss transfer agreement with Austrian Airlines.
2) 85.0% of holding held by AUA Beteiligungen Gesellschaft m.b.H., and 15.0% of holding held by AVICON Aviation Consult Gesellschaft m.b.H.
3) Holding held by SLL, s.r.o.
4) Holding held by AUA Beteiligungen Gesellschaft m.b.H.
5) Holding held by Austrian Airlines Lease and Finance Company Limited.
6) Holding held by UIA Beteiligungsgesellschaft m.b.H.
7) Adjusted figures according IFRS as at 31.12.2007.

KV Fully consolidated.
KE Included at equity in the consolidated accounts

Group structure


AUSTRIAN AIRLINES AG
Lauda Air Luftfahrt GmbH
100%
Austrian Airlines Lease & Finance Company Ltd.
100%
AUA Beteiligungen GmbH[1]
100%
Tyrolean Airways Tiroler Luftfahrt GmbH
100%
Traviaustria Datenservice für Reise und Touristik GmbH & Co. Nfg. KG
69%
„Airplus" Air Travel Card Vertriebs GmbH
33.3%
Austrian Airlines Technik Marketing GmbH
100%
Austrian Airlines Technik Bratislava, s.r.o.[2]
100%
Ukraine International Airlines[3]
22.5%
SCA Schedule Coordination Austria GmbH
54%
ACS Aircontainer Service GmbH
76%
Star Alliance Services GmbH
5.9%
Österreichische Luftfahrtschule Aviation Training Center Austria GmbH
60%
Airlines
Tourism/Sales
Financial and Insurance Services
Other Services

as per December 2008

1 The AUA Beteiligungen GmbH holds furthermore shares in AVICON Aviation Consult GmbH, TRAVI Holding GmbH, TUI Österreich GmbH, OPODO Ltd., AeroXchangeLtd., Link & Learn Aviation Training GmbH, SLL, s.r.o., UIA Beteiligungsgesellschaft mbH, Wien Oberlaa Liegenschaftsentwicklungs GmbH and AUA Versicherungsservice GmbH, which holds 10% of the shares of AVS Privatkunden Versicherungsservice GmbH.

2 The SLL, s.r.o., in which AUA Beteiligungen GmbH holds 85% and AVICON Aviation Consult GmbH holds 15%, holds 100% of the shares of Austrian Airlines Technik Bratislava, s.r.o. as well as of ATC - Austrian Technik Consulting, s.r.o. and 62% of the shares of Slovenske Aerolinie, a.s.i.L.

3 The UIA Beteiligungsgesellschaft mbH, in which AUA Beteiligungen GmbH holds 100% of the stake, holds 22.5% of the shares.

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Tyrolean Airways, Lauda Air and other Group companies (scope of consolidation for the IFRS Group financial statements); in marketing terms, the umbrella brand for Austrian, Austrian Arrows and Lauda Air
Available seat kilometres (ASK)	Total of seats available times distance travelled
Available ton kilometres (ATK)	Total of weight capacity available in tons times distance travelled
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Blocked Space Agreement	Agreement regarding the purchase of a fixed block of seats from another carrier; these seats are then marketed and sold by the purchaser
Cash and cash equivalents	Cash in hand, cheques, bank balances
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (= Fixed assets at acquisition cost plus other as sets minus non-interest-bearing debt)
Code-Share Agreement	Agreement under which at least one of the airline designator codes on a flight differs from the code used by the operating carrier
EBIT	Result from operating activities before associates
EBIT-Margin	Result from operating activities before associates in relation to revenues
EBITDAR	EBIT before depreciation and rentals
Hub	Airport functioning as the central transfer point of an airline
IATA	International Air Transport Association
Net Debt	Interest-bearing liabilities minus cash and cash equivalents and short-term securities
Net Gearing	Interest-bearing liabilities minus cash and cash equivalents and short-term securities, in relation to shareholders' equity
Network	Route network of an airline
Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues
Overall load factor	Utilisation of available weight capacity in percent (RTK x 100/ATK)
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Return on Capital Employed (ROCE)	NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (= Fixed assets at acquisition cost minus non-interest-bearing debt)

Revenue passenger kilometres (RPK)	Total number of seats sold (passengers carried) times distance travelled
Revenue ton kilometres (RTK)	Total weight capacity sold in tons times distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long-haul flight)
Unit costs	Adjusted overall operating expenses in relation to ASK
Unit revenue	Operating revenue per ASK for the entire Group Flight revenue in relation to RPK for the segment
WACC (Weighted Average Cost of Capital)	Weighted average cost of capital

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DRUCKSERVICE
Peter Czermak



You'll be amazed how far a smile will take you.
Enjoy Austrian hospitality and our cheerful service on all Austrian Airlines flights to 110 destinations worldwide.
Austrian
We fly for your smile.
A STAR ALLIANCE MEMBER
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Lauda

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Austrian Airlines Group Annual Report 2008